中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LTD.
香港灣仔港灣道1號會展廣場辦公大樓28樓2802-6室
Rooms 2802-6, 28/F., Office Tower, [illegible] Harbour Road, Wanchai, Hong Kong.
[illegible]) 2802 4552

July 15, 2002

File No. 82-4135

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

VIA COURIER

Dear Sir

**Re: China Pharmaceutical Enterprise and Investment Corporation Limited (the "Company")
File No. 82-4135**

We, a company incorporated in Hong Kong, furnish herewith the following documents of the Company pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

(i) an announcement dated December 27, 2001 relating to connected transaction;

(ii) an announcement dated January 16, 2002 relating to ongoing connected transactions;

(iii) a circular dated February 6, 2002 relating to ongoing connected transactions;

(iv) an announcement dated March 20, 2002 relating to the passing away of a director;

(v) an announcement dated April 22, 2002 relating to connected and discloseable transaction and ongoing connected transactions;

(vi) an announcement dated April 22, 2002 relating to the final results for the year ended December 31, 2001;

(vii) the Company's annual report dated April 22, 2001 for the year ended December 31, 2001;

(viii) a circular dated April 26, 2002 relating to proposals involving increase in authorised share capital and general mandates to repurchase shares and to issue shares; and

(viii) a circular dated May 10, 2002 relating to connected and discloseable transaction and ongoing connected transactions.

If you have any questions regarding this information, please do not hesitate to contact the undersigned at (852) 2802-3011 or by fax at (852) 2802-4552.

Please acknowledge receipt of this letter and its enclosures by date-stamping and returning the enclosed copy of this letter to us by fax at (852) 2802-4552.

Yours faithfully,
For and on behalf of
China Pharmaceutical Enterprise
and Investment Corporation Limited

Eddie Chak
Financial Controller

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED**, you should at once hand this document with the accompanying proxy form to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

PROPOSALS INVOLVING
INCREASE IN AUTHORISED SHARE CAPITAL AND
GENERAL MANDATES TO REPURCHASE SHARES
AND
TO ISSUE SHARES

A notice convening an extraordinary general meeting of China Pharmaceutical Enterprise and Investment Corporation Limited to be held at Boardroom, Mezzanine Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Monday, May 27, 2002 at 10:10 a.m. (or so soon thereafter as the annual general meeting convened for the same place and date at 10:00 a.m. shall have been concluded or adjourned) is set out on pages 6 to 8 of this document. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at Rooms 2802-2806, 28th Floor, Office Tower, Convention Plaza, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

Hong Kong, April 26, 2002

DEFINITIONS

In this document, the following expressions have the following meanings unless the context requires otherwise:–

"Companies Ordinance"	the Companies Ordinance (Chapter 32) of the Laws of Hong Kong
"Company"	China Pharmaceutical Enterprise and Investment Corporation Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held at Boardroom, Mezzanine Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Monday, May 27, 2002 at 10:10 a.m. (or so soon thereafter as the annual general meeting of the Company convened for the same place and date at 10:00 a.m. shall have been concluded or adjourned), notice of which is set out on pages 6 to 8 of this document
"Latest Practicable Date"	April 26, 2002, being the latest practicable date prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.1 of the notice of the Extraordinary General Meeting
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange
"Share Repurchase Code"	the Hong Kong Code on Share Repurchases

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawfully currency of Hong Kong

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

Executive Directors:
CAI Dong Chen *(Chairman)*
DING Er Gang
LIU Yi
QU Ji Guang
WANG Xian Jun
WEI Fu Min
YUE Jin

Independent Non-executive Directors:

HUO Zhen Xing
LEE Ka Sze, Carmelo
QI Mou Jia

Registered Office:
Rooms 2802-2806,
28th Floor, Office Tower,
Convention Plaza,
1 Harbour Road,
Wanchai,
Hong Kong.

Hong Kong, April 26, 2002

To the shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING
INCREASE IN THE AUTHORISED SHARE CAPITAL
AND GENERAL MANDATES
TO REPURCHASE SHARES AND TO ISSUE SHARES

INCREASE IN AUTHORISED SHARE CAPITAL

An ordinary resolution will be proposed to the shareholders of the Company at the Extraordinary General Meeting to approve an increase of authorised share capital of the Company from HK$150,000,000 to HK$300,000,000 by the creation of an additional 1,500,000,000 new shares of HK$0.10 each in the capital of the Company so that a sufficient number of unissued shares are available for future purpose. As at the Latest Practicable Date, the issued share capital of the Company comprised 1,240,447,279 Shares and the unissued share capital of the Company comprised 259,552,721 Shares.

GENERAL MANDATE TO REPURCHASE SHARES

At the extraordinary general meeting of the Company held on May 25, 2001, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming annual general meeting of the Company. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Extraordinary General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in the appendix hereto.

GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Extraordinary General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

EXTRAORDINARY GENERAL MEETING

On pages 6 to 8 of this document, you will find a notice convening the Extraordinary General Meeting at which ordinary resolutions will be proposed to:–

- increase the authorised share capital of the Company;
- grant to the Directors a general mandate to exercise all powers of the Company to repurchase Shares on the Stock Exchange representing up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution;
- grant to the Directors a general mandate to authorise the Directors to allot, issue and deal with Shares with an aggregate nominal value not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing such resolution; and
- extend the general mandate which will be granted to the Directors to allot, issue and deal with additional Shares by adding to it the number of Shares repurchased under the Repurchase Proposal after the granting of the general mandate.

ACTION TO BE TAKEN

A proxy form for use at the Extraordinary General Meeting is enclosed herein. Whether or not you intend to attend the Extraordinary General Meeting, you are requested to complete the proxy form and return it to the registered office of the Company at Rooms 2802-2806, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of a proxy form will not prevent shareholders from attending and voting at the Extraordinary General Meeting if they so wish.

RECOMMENDATION

The Directors believe that all the above-mentioned resolutions to be proposed at the Extraordinary General Meeting are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the resolutions set out in the notice of Extraordinary General Meeting.

By Order of the Board
CAI Dong Chen
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution.

This appendix also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

1. Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,240,447,279 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Extraordinary General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 124,044,727 Shares representing not more than 10% of the issued share capital at the Latest Practicable Date.

2. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. Funding of Repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares, made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2001 in the event that the Repurchase Proposal were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date were as follows:–

	Shares	
	Highest	**Lowest**
2001	*HK$*	*HK$*
April	1.20	0.79
May	1.09	0.83
June	1.25	0.88
July	1.00	0.77
August	0.79	0.66
September	0.70	0.50
October	0.81	0.59
November	0.87	0.75
December	0.80	0.70
2002		
January	0.79	0.70
February	0.82	0.73
March	0.94	0.75

5. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders.

6. Takeover Code

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the

Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

According to the register maintained by the Company pursuant to Section 16 of the Securities (Disclosure of Interests) Ordinance as at the Latest Practicable Date, Shijiazhuang Pharmaceutical Group Co. Ltd. together with its associates were beneficially interested in 651,054,779 Shares representing approximately 52.49% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of Shijiazhuang Pharmaceutical Group Co. Ltd. together with its associates in the Company would be increased to approximately 58.32% of the issued share capital of the Company. The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Proposal. The Company may not repurchase Shares which would result in the amount of Shares held by the public being reduced to less than 25%.

7. Shares Repurchase made by the Company

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED
中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Boardroom, Mezzanine Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Monday, May 27, 2002 at 10:10 a.m. (or so soon thereafter as the Annual General Meeting of the Company convened for the same date and place at 10:00 a.m. shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions of the Company:–

ORDINARY RESOLUTIONS

1. "**THAT** the authorised share capital of the Company of HK$150,000,000 divided into 1,500,000,000 shares of HK$0.10 each be and is hereby increased to HK$300,000,000 divided into 3,000,000,000 shares of HK$0.10 each by the creation of an additional 1,500,000,000 shares of HK$0.10 each."

2. "**THAT**: –

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares of the Company which the Director of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this resolution, and the said approval shall be limited accordingly; and

   (c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

      (i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

3. "**THAT**: –

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into shares of the Company; (iii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; or (iv) an issue of shares under any option scheme or similar arrangement for the grant or issue of shares or rights to acquire shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

4. "**THAT** subject to the passing of the resolution nos. 2 and 3 set out in the notice convening the meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to resolution no.3 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to resolution no.2 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said resolution."

By Order of the Board
CAI Dong Chen
Chairman

Hong Kong, April 26, 2002

Notes:–

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at Rooms 2802-2806, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.



This page is intentionally left blank

此 乃 白 頁　　特 意 留 空

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「配售新股」乃指於本公司董事會於所定期間內，向於指定記錄日期在名冊之本公司股份持有人按彼等當時之持股比例提呈發售股份之建議（惟本公司董事會有權就零碎股權或香港以外地區適用於本公司之法例所定之限制或責任，或任何認可監管機關或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

4. 「**動議**待召開本大會之通告所載之第2及第3項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第2項決議案授出之授權而購回之本公司股本中之股份面值總額之數額，以擴大根據召開本大會之通告所載之第3項決議案授予本公司董事會配發、發行及處理額外股份之一般授權，惟該購回之數額不得超過於上述決議案獲通過當日本公司之已發行股本面值總額之10%。」

承董事會命

主席

蔡東晨

香港，二零零二年四月二十六日

附註：

1. 凡有權出席上述大會及於會上投票之股東，均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件之副本，最遲須於大會或其任何續會舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道一號會展廣場辦公大樓28樓2802-2806室，方為有效。

(ii) 法例或本公司之組織章程細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

3. 「**動議**：

(a) 在下文 (c) 段之規限下，根據公司條例第 57B 條，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司所有權力，以配發、發行及處理本公司股本中每股面值 0.10 港元之額外股份，並作出或授予需要或可能需要行使該項權力之售股建議、協議及購股權（包括可轉換本公司股份之公司債券、認股權證及債券）；

(b) 上文 (a) 段之批准授權本公司董事會於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及購股權（包括可轉換本公司股份之公司債券、認股權證及債券）；

(c) 本公司董事會依據上文 (a) 段之批准配發或有條件或無條件同意配發（不論是否依據購股權或其他原因配發）及發行之股本面值總額（但不包括 (i) 配售新股（定義見下文）；(ii) 根據本公司任何認股權證或任何可轉換為本公司股份之任何證券之條款所附認購權或換股權獲行使而發行股份；(iii) 根據本公司不時之組織章程細則以股代息發行股份；或 (iv) 根據任何已採納授出或發行本公司股份或可認購本公司股份之任何購股權計劃或類似安排而發行股份），不得超過於本決議案獲通過當日本公司已發行股本面值總額之 20%，而上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例或本公司之組織章程細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（於香港註冊成立之有限公司）

茲通告本公司謹訂於二零零二年五月二十七日星期一上午十時十分假座香港灣仔港灣道一號萬麗海景酒店閣樓會議廳（或本公司於同日同地點上午十時正舉行之股東週年大會或其續會結束後）舉行股東特別大會，藉以考慮並酌情通過下列將提呈為本公司普通決議案之決議案：

普通決議案

1. 「**動議**增設1,500,000,000股本公司每股面值0.10港元之股份，將本公司之法定股本由150,000,000港元分為1,500,000,000股每股面值0.10港元之股份增加至300,000,000港元分為3,000,000,000股每股面值0.10港元之股份。」

2. 「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司所有權力，在香港聯合交易所有限公司（「聯交所」）或本公司之證券可能上市並獲證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，按照所有適用法例及聯交所證券上市規則或任何其他證券交易所不時修訂之規定，購回本公司股本中每股面值0.10港元之股份；

(b) 本公司董事會依據上文(a)段所述批准購回之本公司股份面值總額不得超過本公司於本決議案獲通過當日已發行股本面值總額10%，而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

之多位股東可能會獲得或鞏固其於本公司之控制權，並須遵照收購守則第 26 及 32 條提出強制收購建議。

根據本公司按證券（披露權益）條例第 16 條而存置之登記冊所示，於最後實際可行日期，石家莊製藥集團有限公司連同其聯繫人士實益擁有 651,054,779 股股份之權益，佔本公司已發行股本 52.49%。根據該持股量及倘若董事會根據購回授權行使全部權力購回股份，石家莊製藥集團有限公司連同其聯繫人士於本公司之持股量將增加至本公司已發行股本約 58.32%。據董事會所知，根據購回建議進行之任何回購股份事宜不會引起收購守則下之任何責任。倘購回股份會導致公眾人士之持股量降至低於 25%，則本公司不可購回股份。

7. 本公司進行之股份購回事宜

在最後實際可行日期前六個月內，本公司並無在聯交所或其他地方購回任何股份。

4. 股份價格

於最後實際可行日期前十二個月，股份在聯交所之每月最高及最低成交價如下：

	股份	
	最高價	最低價
	港元	港元
二零零一年		
四月	1.20	0.79
五月	1.09	0.83
六月	1.25	0.88
七月	1.00	0.77
八月	0.79	0.66
九月	0.70	0.50
十月	0.81	0.59
十一月	0.87	0.75
十二月	0.80	0.70
二零零二年		
一月	0.79	0.70
二月	0.82	0.73
三月	0.94	0.75

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力進行購回事宜時，只要有關規則及法例適用，彼等將根據購回決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所知）其聯繫人士有意於股東批准購回建議後，出售任何股份予本公司或其附屬公司。

本公司並無接獲關連人士（按上市規則之定義）通知，彼等目前有意在本公司獲股東批准購回建議後，出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 收購守則

倘按照購回建議行使權力購回股份時，一位股東在本公司之投票權所佔權益比例因此而增加，就收購守則第32條而言，該項增加將作為一項收購處理。因此，任何一位股東或一致行動

本附錄為購回股份規則所規定之說明函件，向　閣下提供必需之資料，以便考慮批准購回最多達於購回決議案獲通過當日本公司已發行股本 10%之股份。

本附錄亦構成公司條例第 49BA(3) 條所規定所載之備忘。

1. 股本

於最後實際可行日期，本公司之已發行股本為 1,240,447,279 股股份。

在購回決議案獲通過之規限下，按在股東特別大會舉行前並無再進一步發行或購回股份，則本公司根據購回決議案獲准購回最多 124,044,727 股股份，即分別不超過最後實際可行日期本公司已發行股本 10%。

2. 購回之理由

董事會相信，購回建議符合本公司以及其股東之最佳利益。此項購回或會提高本公司每股之淨資產及／或盈利；惟須視乎當時之市場情況或資金安排而定，並僅於董事會認為該購回將有利於本公司及其股東之情況下進行。

3. 用以購回之資金

本公司在購回股份時，用於購回之資金必須依照本公司之公司組織章程大綱及細則與公司條例規定可作此用途之資金中撥支。公司條例規定，於購回股份時須予償還之股本必須在公司條例准許之情況下，由本公司可供分派之溢利及／或就購回股份而發行新股份所得款額中支付。

在建議之購回期間內若全面行使購回建議，可能會對本公司之營運資金或資本負債比率造成不利影響（對照截至二零零一年十二月三十一日止年度年報內之經審核賬目所披露之情況）。然而，董事會不擬行使購回建議，以致董事會認為本公司宜俱備之營運資金或資本負債比率會因此而受到重大不利影響。

發行股份之一般授權

於股東特別大會上亦將會提呈兩項普通決議案，分別授予董事會一般授權以配發、發行及處理不超過本公司於決議案獲通過當日已發行股本20%之股份，並擴大所授予董事會之該項授權，方式為在授予購回最多達本公司於購回決議案獲通過當日已發行股本之10%股份之一般授權後，將所購回之股份加入該項授權內。

股東特別大會

本文件第六至八頁載有召開股東特別大會之通告，在該大會上將提呈以下普通決議案：

– 增加本公司之法定股本；

– 授予董事會一般授權，以行使本公司全部權力，在聯交所購回最多達購回決議案獲通過當日本公司已發行股本10%之股份；

– 授予董事會一般授權，以批准董事會配發、發行及處理股份，而發行股份之面值總額不超過於該決議案獲通過當日本公司已發行股本面值總額20%之股份；及

– 擴大行將授予董事會以配發、發行及處理額外股份之一般授權，方式為在授予一般授權後，將根據購回建議購回之股份數目加入該項授權內。

應採取之行動

本文件隨附適用於股東特別大會之代表委任表格。 閣下無論是否出席股東特別大會，敬請填妥代表委任表格，並於股東特別大會或其任何續會指定舉行時間四十八小時前送交本公司之註冊辦事處，地址為香港灣仔港灣道一號會展廣場辦公大樓28樓2802-2806室。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會並於會上投票。

推薦意見

董事會認為上述各項於股東特別大會提呈之決議案均符合本公司及其股東之最佳利益。因此，董事會建議全體股東投票贊成股東特別大會通告所載之決議案。

此致

列位股東 台照

承董事會命
主席
蔡東晨

香港，二零零二年四月二十六日

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED
（於香港註冊成立之有限公司）

執行董事：
蔡東晨（主席）
丁二剛
劉義
曲繼廣
王憲軍
魏福民
岳進

獨立非執行董事：
霍振興
李嘉士
齊謀甲

註冊辦事處：
香港
灣仔
港灣道一號
會展廣場
辦公大樓28樓
2802-2806室

敬啟者：

有關增加法定股本
及購回股份
及發行股份
之一般授權之建議

增加法定股本

本公司將於股東特別大會上向本公司股東提呈一項普通決議案，批准於本公司股本中額外增設1,500,000,000股每股面值0.10港元之新股，將本公司之法定股本由150,000,000港元增加至300,000,000港元，以令本公司有足夠之未發行股份可作未來用途。於最後實際可行日期，本公司之已發行股份為1,240,447,279股股份及本公司之未發行股份為259,552,721股股份。

購回股份之一般授權

本公司於二零零一年五月二十五日舉行之股東特別大會上，董事會獲授予一項一般授權，可行使本公司之權力購回股份。一俟即將舉行之本公司股東週年大會結束，上述授權便告失效。董事會擬尋求　閣下批准將於股東特別大會提呈之購回決議案。一份按照購回股份規則需提供有關購回建議所需資料之說明函件載於本文件之附錄內。

「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港之法定貨幣

在本文件內，除文義另有所指，下列詞彙具有下列涵義：

「公司條例」	指	公司條例，香港法例第三十二章
「本公司」	指	中國製藥企業投資有限公司，一家根據公司條例於香港註冊成立之有限公司
「股東特別大會」	指	本公司將於二零零二年五月二十七日星期一上午十時十分假座香港灣仔港灣道一號萬麗海景酒店閣樓會議廳（或本公司於同日同地點上午十時正舉行之股東週年大會或其續會結束後）舉行之股東特別大會，大會通告載於本文件第六至第八頁
「最後實際可行日期」	指	二零零二年四月二十六日，為本文件付印前之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「購回建議」	指	授予董事一般授權之建議，以行使本公司權力，在購回決議案所述期間內購回最多達於購回決議案通過當日本公司已發行股本10%之股份
「購回決議案」	指	股東特別大會通告所載第1項決議案所述擬提呈之普通決議案
「股份」	指	本公司股本中每股面值0.10港元之股份
「購回股份規則」	指	管制以聯交所作為其第一上市地位之公司於聯交所購回其證券之上市規則之有關規則
「股份購回守則」	指	香港公司購回股份守則

此乃要件　請即處理

閣下如對本文件任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**中國製藥企業投資有限公司**股份全部**售出**，應立即將本文件連同隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（於香港註冊成立之有限公司）

有關增加法定股本
及購回股份
及發行股份
之一般授權之建議

中國製藥企業投資有限公司訂於二零零二年五月二十七日星期一上午十時十分假座香港灣仔港灣道一號萬麗海景酒店閣樓會議廳（或本公司於同日同地點上午十時正舉行之股東週年大會或其續會結束後）舉行股東特別大會，大會通告載於本文件第六至八頁。　閣下不論是否出席大會，敬請盡早按照印備之指示填妥並交回隨附之代表委任表格，惟無論如何須於大會或其任何續會舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道一號會展廣場辦公大樓28樓2802-2806室。

香港，二零零二年四月二十六日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **China Pharmaceutical Enterprise and Investment Corporation Limited**, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)



DISCLOSEABLE AND CONNECTED TRANSACTION AND ONGOING CONNECTED TRANSACTIONS

Financial adviser to
China Pharmaceutical Enterprise and Investment Corporation Limited

BNP PARIBAS PEREGRINE

Independent financial adviser to the Independent Board Committee


滙富集團

KINGSWAY CAPITAL LIMITED

A letter from the Independent Board Committee is set out on page 18 of this circular.

A letter from Kingsway Capital Limited, the independent financial adviser, containing its advice to the Independent Board Committee is set out on pages 19 to 26 of this circular.

A notice convening an extraordinary general meeting of China Pharmaceutical Enterprise and Investment Corporation Limited to be held at Boardroom, Mezzanine Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Monday, 27th May, 2002 at 10:20 a.m. (or so soon thereafter as the extraordinary general meeting convened for the same place and date at 10:10 a.m. shall have been concluded or adjourned) is set out on pages 47 to 48 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible to the registered office of China Pharmaceutical Enterprise and Investment Corporation Limited at Rooms 2802-2806, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong in any event not less than 48 hours before the time appointed for holding of the meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting thereof should you so desire.

10th May, 2002

CONTENTS

Page

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Acquisition"	the transaction contemplated under the Acquisition Agreement
"Acquisition Agreement"	the conditional agreement dated 22nd April, 2002 entered into between the Company, as the purchaser, and SPG and Ouyi, as the vendors in relation to the sale and purchase of entire issued share capital of PRC Co
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Bulk Production Property Interests"	land and factory buildings located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC, part of which are currently being leased by one of the Company's subsidiaries (namely Zhongkang) from HPF for the manufacture of bulk pharmaceutical products
"Chairman"	the chairman of the Board
"Company"	China Pharmaceutical Enterprise and Investment Corporation Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Acquisition, which is subject to, among others, the conditions as set out in the paragraph headed "Conditions" being fulfilled or waived (if applicable) by the Company
"Completion Asset Value"	the value of the Preparation Production Lines and the Bulk Production Property Interests (excluding the accumulated depreciation and amortisation) to be shown in the management account of PRC Co as at the date of Completion
"Completion Current Assets"	the value of total current assets of PRC Co to be shown in the management account of PRC Co as at the date of Completion
"Completion Liabilities"	the value of total liabilities (including current liabilities and non-current liabilities) of PRC Co to be shown in the management account of PRC Co as at the date of Completion

"Completion Result"	the profit or loss after taxation to be shown in the management account of PRC Co for the period from its establishment to the date of Completion
"Consideration Shares"	219,111,382 Shares to be issued and allotted at the issue price of HK$0.93 each for the settlement of the consideration payable under the Acquisition Agreement
"Director(s)"	the director(s) of the Company
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company to be convened at Boardroom, Mezzanine Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Monday, 27th May, 2002 at 10:20 a.m. (or as soon thereafter as the extraordinary general meeting convened for the same place and date at 10:10 a.m. shall have been concluded or adjourned) to consider and approve, among others, the Acquisition and the Non-exempted Ongoing Connected Transaction including any adjourned meeting thereof
"Existing Lease Agreement"	the lease agreement dated 11th December, 1996 entered into between Zhongkang and HPF in connection with certain Bulk Production Property Interests, details of which was disclosed in the Company's announcement dated 11th December, 1996
"Group"	the Company together with its subsidiaries
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"HPF"	Shijiazhuang Pharmaceutical Group Company Limited Hebei Pharmaceutical Factory (石家庄制藥集團有限公司河北制藥分廠), which is established in the PRC and wholly-owned by SPG
"Independent Board Committee"	an independent committee of the Board consisting of Mr. Huo Zhen Xing and Mr. Qi Mou Jia appointed by the Board to advise the Independent Shareholders in respect of the Acquisition and the Non-exempted Ongoing Connected Transaction
"Independent Shareholders"	Shareholders other than SPG and its associates

"Kingsway"	Kingsway Capital Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee
"Latest Practicable Date"	8th May, 2002, being the latest practicable date before the printing of this circular for ascertaining certain information for the purpose of inclusion in this circular
"Listing Committee"	the Listing Committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-exempted Ongoing Connected Transaction"	the provision of processing services by an associate of SPG to PRC Co, which the Directors expect the annual transaction amount may exceed the higher of HK$10,000,000 or 3% of the net tangible asset value of the Group and whose details are set out in paragraph (C) under the section headed "Ongoing Connected Transactions" in this circular
"Ongoing Connected Transactions"	the connected transactions (including the Non-exempted Ongoing Connected Transaction), as described in paragraph headed "Ongoing Connected Transactions" in this circular, which will constitute connected transactions to the Company and are subject to disclosure/independent shareholders' approval under the Listing Rules
"Ouyi"	Shijiazhuang Pharmaceutical Group Ouyi Pharmaceutical Company Limited (石家庄制藥集團歐意藥業有限公司), a limited liability company established in the PRC, whose entire issued share capital is beneficially wholly-owned by SPG
"PRC"	People's Republic of China, for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan
"PRC Co"	a limited liability company to be established in the PRC, whose principal assets will be the Preparation Production Lines, the Bulk Production Property Interests and general working capital of RMB10,963,408, which will be owned as to about 97% and 3% by SPG and Ouyi respectively before Completion and will become a wholly-owned subsidiary of the Company after Completion

"Preparation Production Lines"	the production lines (including production facilities and certain relevant property interests (i.e., land use rights and factory buildings where the production lines are located)) principally for the manufacture of pharmaceutical preparation products, such as penicillin, amoxicillin, cefazolin and cefoperazone products
"Second Pharmaceutical"	Shijiazhuang Municipal Second Pharmaceutical Factory (石家庄市第二制藥廠), a limited liability company established in the PRC, which is an associate of SPG and hence a connected person to the Company pursuant to the Listing Rules
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	the shareholder(s) of the Company
"SPG"	Shijiazhuang Pharmaceutical Group Company Limited (石家庄制藥集團有限公司), a limited liability company established in the PRC and the controlling shareholder of the Company
"SPG Group"	SPG together with its subsidiaries excluding the Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Termination Agreement"	the agreement dated 22nd April, 2002 entered into between Zhongkang and HPF in connection with the termination of the Existing Lease Agreement upon Completion
"Vigers"	Vigers Hong Kong Limited, a firm of independent land, building, plant and machinery valuers
"Zhongkang"	Hebei Zhongkang Pharmaceutical Company Limited (河北中抗制藥有限公司), a limited liability company established in the PRC and a subsidiary of the Company which is effectively owned as to 99% by the Company and 1% by SPG
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"RMB"	Renminbi, the lawful currency of the PRC
"sq.m."	square metre(s)
"%"	per cent.

Note: For information purpose only, the translation of RMB to HK$ in this circular is based on the exchange rate of RMB1.06 to HK$1.00.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

Registered Office:

Rooms 2802-2806
28th Floor
Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

10th May, 2002

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION
AND
ONGOING CONNECTED TRANSACTIONS

1. INTRODUCTION

On 22nd April, 2002, the Company entered into the Acquisition Agreement with its controlling shareholder (namely SPG) and one of SPG's indirectly wholly-owned subsidiaries (namely Ouyi) pursuant to which the Company will acquire the entire issued share capital of PRC Co, which will be established in the PRC to engage principally in the manufacture of pharmaceutical preparation products, for an aggregate consideration of RMB216,000,000 (equivalent to about HK$203.8 million). The consideration will be satisfied by way of the issuance and allotment of 219,111,382 Shares at the issue price of HK$0.93 per Share.

Following Completion, the Group will enter into the Ongoing Connected Transactions with SPG, Ouyi and Second Pharmaceutical in connection with the pharmaceutical preparation manufacturing business and will terminate the Existing Lease Agreement in connection with the existing bulk pharmaceutical manufacturing business.

For the purpose of the Listing Rules, the Acquisition constitutes a discloseable transaction to the Company. As SPG is the controlling shareholder of the Company, the Acquisition, the Ongoing Connected Transactions and the entering into of the Termination Agreement also constitute connected transactions to the Company. The Acquisition and the Non-exempted Ongoing Connected Transaction are subject to, among other things, the approval of the Independent Shareholders at the EGM whereby SPG and its associates will abstain from voting.

The main purposes of this circular are (i) to provide you with further information relating to the Acquisition and the Ongoing Connected Transactions; (ii) to set out the letter of advice from Kingsway to the Independent Board Committee and recommendation and opinion of the Independent Board Committee as advised by Kingsway in relation to the Acquisition and the Non-exempted Ongoing Connected Transaction; and (iii) to seek your approval at the EGM of the ordinary resolutions in relation to the Acquisition and the Non-exempted Ongoing Connected Transaction as set out in the notice of the EGM.

2. ACQUISITION AGREEMENT DATED 22ND APRIL, 2002

Parties

Purchaser: the Company
Vendors: SPG and its indirectly wholly-owned subsidiary, Ouyi

Assets to be acquired

The entire issued share capital of PRC Co, whose principal business will be the manufacture of pharmaceutical preparation products in the PRC. PRC Co will be established in the PRC as a limited liability company with equity interests to be held as to about 97% and 3% by SPG and Ouyi respectively. The principal assets of PRC Co will be:

(i) the Preparation Production Lines – the production lines (including production facilities and certain relevant property interests (i.e., land and factory buildings where the production lines are located)) principally for the manufacture of pharmaceutical preparation products;

(ii) the Bulk Production Property Interests – the property interests in connection with the manufacture of bulk pharmaceutical products, part of which the Group is currently leasing from HPF; and

(iii) an amount of RMB10,963,408 (equivalent to about HK$10.4 million) in cash as general working capital.

Details of the above assets are set out in the section headed "Information of the acquiring assets" below.

Consideration and payment terms

The consideration payable by the Company is RMB216,000,000 (equivalent to about HK$203.8 million), which will be satisfied by way of the issuance and allotment of 219,111,382

Shares effectively to SPG or its nominees (as Ouyi has directed these Shares to be paid to SPG or its nominees as consideration for the Acquisition of its interest in PRC Co) credited as fully paid at the issue price of HK$0.93 per Share. Save for not having the right to receive the final dividend declared in respect of the year ended 31st December, 2001, the Consideration Shares on allotment will rank pari passu in all respects with the then existing issued Shares. The Consideration Shares represent about 17.7% of the existing issued share capital of the Company and about 15.0% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares.

The issue price of the Consideration Shares represents the average closing price of the Shares at HK$0.93 for the ten trading days up to the date of the Acquisition Agreement. Such issue price also represents a 7.9% discount to the closing price of the Shares at HK$1.01 on 22nd April, 2002, being the date of the Acquisition Agreement.

The consideration was determined after arm's length negotiations among the Company, SPG and Ouyi. The consideration represents the aggregate amount of:

(i) RMB 205,036,592 (equivalent to about HK$193.4 million) (comprising the Preparation Production Lines of RMB 103,759,712 (equivalent to about HK$97.9 million) and the Bulk Production Property Interests of RMB 101,276,880 (equivalent to about HK$95.5 million)), which represents a discount of about 0.3% to an independent valuation of the Preparation Production Lines and the Bulk Production Property Interests amounting to about RMB 205,647,015 as at 28th February, 2002 prepared by Vigers, a firm of independent valuers; and

(ii) RMB 10,963,408 (equivalent to about HK$10.4 million), which represents the actual amount of cash to be injected into PRC Co as its general working capital upon its establishment.

The terms of the Acquisition were negotiated on an arm's length basis and the Directors consider that the terms of the Acquisition are fair and reasonable so far as the Shareholders are concerned.

The Company will make an application to the Listing Committee for the listing of and permission to deal in the Consideration Shares to be issued under the Acquisition Agreement.

Warranties

Pursuant to the Acquisition Agreement, SPG and Ouyi will provide the Company with, among others, warranties in the following aspects:

Completion Asset Value

In the event that the Completion Asset Value is less than RMB205,036,592 (i.e., the aggregate consideration in connection with the Preparation Production Lines and the Bulk Production Property Interests), SPG and Ouyi will pay (within 5 days after the Completion Asset Value becomes available) to PRC Co an amount that is equivalent to the shortfall in cash.

Completion Result

In the event that PRC Co has incurred an accumulated loss for the period from its establishment to the date of Completion (i.e., the Completion Result being a negative number), SPG and Ouyi will pay (within 5 days after the Completion Result becomes available) to PRC Co an amount equivalent to the Completion Result in cash.

Liquidity Position

In the event that the aggregate amount of Completion Current Assets and any cash to be paid by SPG and Ouyi to PRC Co as defined in the paragraphs headed "Completion Asset Value" and "Completion Result" above is less than the Completion Liabilities, SPG and Ouyi will pay (within 5 days after the Completion Current Assets and Completion Liabilities become available) to PRC Co an amount equivalent to the shortfall in cash.

The Independent Board Committee will confirm whether the above-mentioned requirements have been achieved and, if any of the requirements is not met, the Independent Board Committee will opine on whether each of SPG and Ouyi has fulfilled its obligations under the warranty arrangements and such opinion will be disclosed in the annual report of the Company.

Conditions

Completion is conditional upon, among other things, the following conditions being fulfilled or waived (if applicable) by the Company on or before 27th January, 2003 or such other date as the parties to the Acquisition Agreement may otherwise agree:

i) the passing by the Independent Shareholders of an ordinary resolution at the EGM to approve the Acquisition and the Non-exempted Ongoing Connected Transaction;

ii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Consideration Shares (subject to conditions which neither the Company nor SPG or Ouyi may reasonably object);

iii) the establishment of PRC Co and completion of a due diligence review on PRC Co (covering without limitation to the state of affairs, assets and liabilities, financial position of PRC Co) underlying the Acquisition to the absolute satisfaction of the Company;

iv) all relevant approvals and consents for Completion from the relevant governmental authorities in the PRC and other third party consents, which are necessary, or are reasonably required by the legal advisers of the Company have been obtained; and

v) the receipt by the Company of legal opinions issued by a firm of qualified lawyers in the PRC on the date of the Acquisition Agreement and on Completion in such form and substance satisfactory to the Company in respect of the Acquisition and the Ongoing Connected Transactions.

Shareholding structure of the Company

The following table sets out the shareholding structures of the Company as at the Latest Practicable Date and immediately after Completion:

	As at the Latest Practicable Date			Immediately after Completion	
	Number of Shares		%	Number of Shares	%
SPG	651,054,779	*(note)*	52.49	870,166,161	59.62
Public Shareholders	589,392,500		47.51	589,392,500	40.38
Total	1,240,447,279		100.00	1,459,558,661	100.00

Note: Of the 651,054,779 Shares held by SPG, 25,000,000 Shares are held by Mr. Ding Er Gang, an executive Director, as trustee for SPG and 16,729,762 Shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG.

3. INFORMATION OF THE ACQUIRING ASSETS

Pursuant to the Acquisition, the Group will acquire the entire issued share capital of PRC Co., whose principal assets will be:

Asset type	**Descriptions**
Preparation Production Lines	
Production facilities	Machinery, equipment and other facilities principally for the purpose of manufacture of various forms (powder injections, tablets, capsules, etc) of antibiotic preparation products, such as penicillin, amoxicillin, cefazolin and cefoperazone products. The aggregate production capacity is estimated to be about 2,100 million units per annum.
Property interests	Land with site area of about 21,333 sq.m. and factory buildings with an aggregate gross floor area of about 25,781 sq.m. located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC.
Bulk Production Property Interests	
Property interests	Land with site area of about 86,392 sq.m. and factory buildings with an aggregate gross floor area of about 42,679 sq.m. located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC, of which about 49,682 sq.m. of the site area and about 31,585 sq.m. of the gross floor area are currently being leased by one of the Company's subsidiaries (namely Zhongkang) from HPF pursuant to the Existing Lease Agreement, which will be terminated upon Completion. Details of the Termination Agreement is set out in the section headed "Termination of the Existing Lease Agreement" here below.
General working capital	
RMB10,963,408	Cash as general working capital for PRC Co

4. REASONS FOR THE ACQUISITION

The Group principally engages in the manufacture and sale of bulk pharmaceutical products including vitamins, penicillin antibiotics and cephalorsporin antibiotics. The Directors believe that the Acquisition is necessary for the implementation of the Company's strategy to be the leading player in the PRC pharmaceutical industry.

The Acquisition allows the Company to capture the opportunities in the PRC pharmaceutical market. The Directors believe that the PRC pharmaceutical market will be one of the fastest growing industries in the PRC and will have potential for enormous growth for the following reasons: (i) large population size of over 1.3 billion but per capita expenditure in pharmaceutical products is substantially lower than that of developed countries; (ii) from 1990 to 2000, the PRC pharmaceutical industry achieved a compound annual growth rate of 19.5% in terms of output value; and (iii) with a total output of about RMB233.2 billion (equivalent to about HK$220.0 billion) in 2000, the PRC is one of the major manufacturers of pharmaceutical products in the world.

After Completion, the Group's product portfolio will diversify from bulk pharmaceutical products to both bulk and finished products and with addition of preparation manufacturing capability, the Group will be able to expand its customer base by gaining direct access to hospitals. The Directors believe that the diversification of products and the expanded customer base will enable the Group to better position itself to capture the opportunities in the pharmaceutical market and therefore, expand the Group's earning base.

The Acquisition will also greatly eliminate the existing ongoing connected transactions between the Group and SPG Group since the Directors expect that, following Completion, the Group will not have any sales of penicillin, amoxicillin, ampicillin and ampicillin sodium products in bulk form to SPG Group.

The Directors expect the acquisition of the Bulk Production Property Interests will vertically integrate the manufacturing process of the Group's existing bulk pharmaceutical business and, with the Termination Agreement, will increase the cashflow of the Company. After taking into account the market potential of the pharmaceutical preparation products and the Group's prevailing position in the bulk pharmaceutical products, the Directors consider that the Acquisition is beneficial to the Company and its Shareholders as a whole.

5. ONGOING CONNECTED TRANSACTIONS

Following establishment, PRC Co will (i) enter into two lease agreements with each of SPG and Ouyi; (ii) enter into a composite services agreement with Ouyi; and (iii) demand for certain processing services from an associate of SPG (namely, Second Pharmaceutical). These transactions will constitute connected transactions to the Company under the Listing Rules upon Completion.

A. Lease agreements

Transaction nature

PRC Co will enter into two lease agreements with each of SPG and Ouyi with details as follows:

(i) Lease agreement I

PRC Co will lease from SPG 4 factory buildings with an aggregate gross floor area of about 12,613 sq.m. and a piece of land with an aggregate site area of about 24,469 sq.m. which is located at No. 6 Huaxing Road, Zhonghuanan Main Street, Shijiazhuang, Hebei Province, the PRC; and

(ii) Lease agreement II

PRC Co will lease from Ouyi a factory building with an aggregate gross floor area of about 4,603 sq.m. and a piece of land with an aggregate site area of about 3,079 sq.m. which is located at No. 276 Zhongshan West Road, Shijiazhuang, Hebei Province, the PRC.

Each of the lease agreements will be effective for a period of 20 years from Completion.

Rental payable to SPG and Ouyi

An aggregate of about RMB 1.58 million per annum (equivalent to about HK$1.49 million) comprising:

(i) Lease agreement I

About RMB1.11 million (equivalent to about HK$1.05 million) per annum to SPG; and

(ii) Lease agreement II

About RMB0.47 million (equivalent to about HK$0.44 million) per annum to Ouyi.

Each of the two lease agreements is subject to a rental adjustment every three years during the term of the relevant agreement in accordance with the market rate to be confirmed by a firm of independent valuers. The terms of the relevant lease agreement have been negotiated on an arm's length basis between the parties and Vigers, a firm of independent property valuers, has confirmed that the each of the rentals is not higher than the fair market rental value as at 28th February, 2002.

B. Provision of composite services by connected person

Transaction nature

Pursuant to a composite service agreement to be entered into between the PRC Co and Ouyi , PRC Co will demand from Ouyi the provision of certain composite services for its daily operation, including utilities (such as electricity and water), fire safety services, medical services, security services, storage, employee canteen services and environment protection services. The Directors believe that entering into the transaction could enable PRC Co to save its expenditure on investing in facilities which are ancillary to its core production process.

The composite service agreement will be effective for a period of 20 years from Completion.

Pricing basis

The composite service fee payable by PRC Co to Ouyi for all composite services (other than the provision of utilities) will be based on the actual cost of the services provided .

The composite service fee payable by PRC Co to Ouyi for the provision of utilities will be based on the actual cost of the utilities supplied to PRC Co plus a 2% handling charge .

C. Provision of processing services by connected person

Transaction nature

It is envisaged that Second Pharmaceutical will provide processing services (i.e., the Non-exempted Ongoing Connected Transaction) to PRC Co principally in connection with the manufacture of ampicillin and ampicillin related products in the form of powder injection.

As such, PRC Co will have more flexibility to access the market potential of ampicillin and ampicillin related products without incurring additional capital expenditure for the installation of relevant processing facilities.

Pricing basis

The fee payable in connection with the processing services will be based on the actual cost of such services.

6. BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS

The Ongoing Connected Transactions will be conducted in the ordinary and usual course of business of the Group. The terms of the Ongoing Connected Transactions will be agreed on an arm's length basis with terms that are fair and reasonable to the Group. The Directors consider it to be in the interests of the Group to engage in the Ongoing Connected Transactions as these transactions will facilitate the operation of the Group's business after Completion.

7. DISCLOSURE REQUIREMENT AND WAIVER SOUGHT

For the purpose of the Listing Rules, the Ongoing Connected Transactions would normally require disclosure by way of press announcement and/or prior independent shareholders' approval at an extraordinary general meeting each time as such transaction occurs.

The Directors consider that strict compliance with the disclosure and/or independent shareholders' approval requirements in respect of the Ongoing Connected Transactions would be impractical and unduly onerous on the part of the Group as they are of a regular and continuing nature. The Directors expect that the annual transaction amount of (a) the

Non-exempted Ongoing Connected Transaction (i.e., provision of processing services by connected person) may exceed the higher of HK$10,000,000 or 3% of the net tangible asset value of the Group; and (b) each of the transactions in connection with the lease agreements and the receipt of composite services may exceed the higher of HK$1,000,000 or 0.03% of the net tangible asset value of the Group but below the higher of HK$10,000,000 or 3% of the net tangible asset value of the Group. As such, the Company has applied to the Stock Exchange (a) in connection with the Non-exempted Ongoing Connected Transaction, a conditional waiver from strict compliance with the disclosure and independent shareholders' approval requirements as required under the Listing Rules in respect of each of the three financial years ended 31st December, 2004; and (b) in connection with the Ongoing Connected Transactions which fall within Rule 14.25(1) of the Listing Rules (i.e., the lease arrangement and receipt of composite services as set out in paragraphs (A) and (B) under the section headed "Ongoing Connected Transactions"), a conditional and continuous waiver from strict compliance with the disclosure requirement as required under the Listing Rules in respect of each financial year. The waivers are subject to the conditions that:

(a) the Independent Shareholders approve the Non-exempted Ongoing Connected Transaction and the relevant cap at the EGM;

(b) the transaction amount of each of the Ongoing Connected Transactions does not exceed the relevant annual caps set forth below:

Types of transactions	**Annual cap**
A. Lease agreements	For each financial year, the higher of HK$10 million or 3% of the Group's net tangible asset value as at the end of each corresponding financial year
B. Receipt of composite services	For each financial year, the higher of HK$10 million or 3% of the Group's net tangible asset value as at the end of each corresponding financial year
C. Receipt of processing services	For each financial year up to 31st December, 2004, 6% of the Group's turnover for each of the corresponding financial year

(c) details of the Ongoing Connected Transactions will be disclosed in the Company's annual report as prescribed by Rule 14.25(1)(A) to (D) of the Listing Rules;

(d) the independent non-executive Directors shall review the Ongoing Connected Transactions annually and confirm in the relevant annual report of the Company that the relevant Ongoing Connected Transactions have been entered into:

(i) in the ordinary and usual course of business of the Group;

(ii) on normal commercial terms;

(iii) on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(iv) in respect of the lease agreements and receipt of composite services, in accordance with the relevant agreement governing them; and

(v) in the manner as stated in (b) above.

(e) Ouyi and Second Pharmaceutical should provide an undertaking to the Stock Exchange to provide the Company's auditors with full access to the relevant records for the purpose of auditors' review of the Ongoing Connected Transactions as referred to in paragraph (b)(B) and (b)(C) above; and

(f) the auditors of the Company shall review the Ongoing Connected Transactions annually and confirm in a letter ("Letter") to the Board, a copy of which shall be provided to the Listing Division of the Stock Exchange, confirming that each of the Ongoing Connected Transactions:

(i) has received the Board's approval;

(ii) in respect of the lease agreements and receipt of composite services, has been entered into in accordance with the terms of the relevant agreement governing them;

(iii) in respect of the receipt of processing services, has been entered in accordance with the pricing basis that fee charged to PRC Co is at the actual cost of the services provided; and

(iv) has not exceeded the relevant cap amount set out in paragraph (b) above.

Where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the Directors shall contact the Stock Exchange as soon as practicable;.

The Directors (including the independent non-executive Directors) consider that the Ongoing Connected Transactions will be conducted on an arm's length basis, on normal commercial terms and in the usual and ordinary course of business of the Group.

In the event of any amendment on the terms of agreements (unless as provided for under the terms of the agreement) governing the transactions referred to in paragraph (b)(A) or (b)(B) above or any of the Ongoing Connected Transactions exceeds the relevant annual cap, the Company will fully comply with the disclosure/independent shareholders' approval requirements provided in Chapter 14 of the Listing Rules in respect of the connected transactions unless the Company has obtained a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than those as at the date of the proposed waiver application on transactions of the kind to which the Ongoing Connected Transactions belong, including, but not limited to, a requirement that such transactions be made conditional on approval by the Independent Shareholders, the Company will take immediate steps to ensure compliance with such requirements within a reasonable period of time.

8. TERMINATION OF THE EXISTING LEASE AGREEMENT

Pursuant to the Existing Lease Agreement entered in 1996, one of the Company's subsidiaries (namely Zhongkang) leases from HPF, the land use right for the land with an aggregate site area of about 49,682 sq.m., together with the factory buildings with an aggregate gross floor area of about 31,585 sq.m. which form part of the Bulk Production Property Interests. The term of the Existing Lease Agreement is 30 years commencing from 16th August, 1995. The rentals payable under the Existing Lease Agreement is RMB4,249,390 (equivalent to about HK$4.0 million) per annum at present and is subject to a rental adjustment every three years according to market rate to be confirmed by a firm of independent valuers during the term of the lease. In December 1996, the Stock Exchange granted a waiver from strict compliance with the announcement requirement as required under the Listing Rules up to the end of the term of the Existing Lease Agreement.

As the Company intends to acquire, among others, the Bulk Production Property Interests from SPG pursuant to the Acquisition Agreement, on 22nd April, 2002, Zhongkang and HPF have entered into the Termination Agreement to terminate the Existing Lease Agreement with effect from Completion. As HPF is wholly-owned by SPG (i.e., an associate of the controlling shareholder of the Company), the entering into the Termination Agreement constitutes a connected transaction under Listing Rules. As the annual rental amount under the Termination Agreement is less than 3% of the latest net tangible assets of the Group, no independent shareholders' approval is required. Details of the Termination Agreement will be included in the Company's next published annual report.

9. APPROVAL BY INDEPENDENT SHAREHOLDERS

For the purpose of the Listing Rules, the Acquisition constitutes a discloseable transaction to the Company. As SPG beneficially owns an aggregate of about 52.49% of the issued share capital of the Company, the Acquisition, the Ongoing Connected Transactions and the entering into of the Termination Agreement also constitute connected transactions to the Company. The Acquisition and the Non-exempted Ongoing Connected Transaction are subject to, among other things, the approval of the Independent Shareholders at the EGM whereby SPG and its associates will abstain from voting.

In view of SPG's interests in the Acquisition, an Independent Board Committee has been appointed to advise the Independent Shareholders on whether or not the terms of the Acquisition and Non-exempted Ongoing Connected Transaction are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. Kingsway has been appointed to advise the Independent Board Committee in respect of the Acquisition and the Non-exempted Ongoing Connected Transaction.

10. EGM

Set out on pages 47 to 48 of this circular is a notice convening the EGM to be held at Boardroom, Mezzanine Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Monday, 27th May, 2002 at 10:20 a.m. (or so soon thereafter as the extraordinary general meeting convened for the same place and date at 10:10 a.m. shall have been concluded or adjourned). The EGM will be held for the purpose of considering and, if thought fit, approving the Acquisition and the Non-exempted Ongoing Connected Transaction.

A form of proxy for use at the EGM is enclosed herewith. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the registered office of the Company at Rooms 2802-2806, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of EGM or any adjourned meeting thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or any adjourned meeting thereof (as the case may be) should you so wish.

As at the Latest Practicable Date, SPG and its associates (as defined in the Listing Rules), which, together owned about 52.49% of the issued capital of the Company, will abstain from voting in respect of the ordinary resolutions to approve the Acquisition and the Non-exempted Ongoing Connected Transaction at the EGM because of their interest in the Acquisition and the Non-exempted Ongoing Connected Transaction.

11. RECOMMENDATIONS

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 18 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders concerning the Acquisition and the Non-exempted Ongoing Connected Transaction; and (ii) the letter from Kingsway set out on pages 19 to 26 of this circular which contains its recommendations to the Independent Board Committee on the Acquisition and the Non-exempted Ongoing Connected Transaction and the principal factors and reasons considered by Kingsway in arriving at its recommendations.

The Independent Board Committee, having taken into account the advice of Kingsway, considers that the terms of the Acquisition and the Non-exempted Ongoing Connected Transaction are fair and reasonable so far as the Independent Shareholders are concerned and that the Acquisition and the Non-exempted Ongoing Connected Transaction are in the interests of the Company and the Shareholders as a whole. Accordingly, it unanimously recommends that the Independent Shareholders vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Acquisition and the Non-exempted Ongoing Connected Transaction.

12. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices A to C and the notice of the EGM set out in this circular.

As the Acquisition may or may not proceed (depending on the fulfilment of the conditions of the Acquisition Agreement), Shareholders and investors are reminded to exercise caution when dealing in the shares of the Company.

Yours faithfully,
By order of the Board
China Pharmaceutical Enterprise and Investment Corporation Limited
Cai Dong Chen
Chairman

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED
中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

Registered Office:
Rooms 2802-6
28th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

10th May, 2002

To the Independent Shareholders

Dear Sir or Madam,

**DISCLOSEABLE AND CONNECTED TRANSACTION
AND
NON-EXEMPTED ONGOING CONNECTED TRANSACTION**

We refer to the circular dated 10th May, 2002 (the "Circular") of the Company of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context requires otherwise.

In view of the interests of SPG, Ouyi and Second Pharmaceutical in the Acquisition and the Non-exempted Ongoing Connected Transaction, we have been appointed by the Board as members of the Independent Board Committee to consider and advise the Independent Shareholders as to the fairness and reasonableness in relation to the Acquisition and the Non-exempted Ongoing Connected Transaction, details of which are set out in the letter from the Chairman in the Circular to the Shareholders. Kingsway has been appointed to advise the Independent Board Committee in this respect. We wish to draw your attention to the letter from Kingsway as set out on pages 19 to 26 of the Circular.

Having taken into account the advice and recommendation of Kingsway, we consider the terms of the Acquisition Agreement and the Non-exempted Ongoing Connected Transaction to be fair and reasonable so far as the Independent Shareholders are concerned and that the Acquisition and the Non-exempted Ongoing Connected Transaction are in the interests of the Group. Accordingly, we recommend that the Independent Shareholders should vote in favour of the resolutions to be proposed at the EGM to approve the Acquisition and the Non-exempted Ongoing Connected Transaction.

Yours faithfully,
For and on behalf of
Independent Board Committee
Huo Zhen Xing and Qi Mou Jia

The following is the letter of advice from Kingsway to the Independent Board Committee prepared for the purpose of inclusion in this circular.

Kingsway Group



5/F., Hutchison House, 10 Harcourt Road, Central, Hong Kong.
Tel. No.: (852) 2877-1830 Fax No.: (852) 2868-3570

10th May, 2002

The Independent Board Committee
China Pharmaceutical Enterprise and
Investment Corporation Limited
Rooms 2802-6
28th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

Dear Sirs

DISCLOSEABLE AND CONNECTED TRANSACTION
AND
NON-EXEMPTED ONGOING CONNECTED TRANSACTION

We have been appointed as the independent financial adviser to the Independent Board Committee in relation to (i) the Acquisition Agreement, which involves the acquisition of PRC Co from SPG and Ouyi; and (ii) the Non-exempted Ongoing Connected Transaction. As SPG is the controlling Shareholder beneficially interested in an aggregate of about 52.49% of the issued share capital of the Company, SPG, Ouyi and Second Pharmaceutical are connected persons of the Company. The Acquisition and the Non-exempted Ongoing Connected Transaction therefore constitute connected transactions for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders at the EGM at which SPG and its associates will abstain from voting.

Details of the terms of the Acquisition Agreement and the Non-exempted Ongoing Connected Transaction are set out in the letter from the Chairman contained in the circular of the Company dated 10th May, 2002 (the "Circular"), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context of this letter otherwise requires.

In formulating our opinion, we have relied on information supplied, and opinions expressed, by the Company and the Directors. We have also been advised by the Directors that no material facts have been omitted from the information supplied and opinions expressed, the omission of which would make the Circular misleading. We consider that we

have reviewed sufficient information to reach an informed view and have no reason to believe that any material information has been withheld, or doubt the truth or accuracy of the information provided. We have relied on such information and have also assumed all information and representation made or referred to in the Circular to be true at the time they were made and continue to be true at the date of the Circular and of the EGM. We have not, however, carried out any independent verification of the information provided by the Company and the Directors, nor have we conducted any independent investigation into the affairs of the Group and the commercial viability of PRC Co.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken into consideration the following factors and reasons:

1. Reasons for the Acquisition

The reasons for the Acquisition are set out in the letter from the Chairman as contained in the Circular. According to the Directors, it is the Company's strategy to become the leading player in the PRC pharmaceutical industry. As they believe that the PRC pharmaceutical market will be one of the fastest growing industries in the PRC and will have potential for enormous growth for the reasons set out in the letter from the Chairman as contained in the Circular, they consider that by entering into the Acquisition Agreement, the Company can better position itself to capture the opportunities in the PRC pharmaceutical market by enabling the Group to (i) diversify its product portfolio from manufacturing bulk pharmaceutical products to manufacturing both bulk and finished products; and (ii) expand its customer base by gaining direct access to hospitals with the additional preparation manufacturing capability amounting to about 2,100 million units per annum to be acquired under the Acquisition. The Directors expect that the Acquisition will expand and strengthen the earning base of the Group and vertically integrate the manufacturing process of the Group's existing bulk pharmaceutical business, while at the same time reduce the cash outflow of the Group as a result of entering into the Termination Agreement.

Having considered the above reasons, we concur with the view of the Directors that the Acquisition is in line with the Company's strategy to become the leading player in the PRC pharmaceutical industry.

2. Basis of consideration

The consideration payable by the Company for the Acquisition is RMB216,000,000 (equivalent to about HK$203.8 million), which has been determined by reference to (i) an independent valuation of the assets underlying the Preparation Production Lines and Bulk Production Property Interests amounting to about RMB205,647,015 as at 28th February, 2002 prepared by Vigers, details of which together with the corresponding bases and assumptions adopted are set out in the valuation reports as contained in Appendices A and B to the Circular; and (ii) the cash to be held by PRC Co upon its establishment, and can be analysed as follows:

	RMB
Consideration for the Preparation Production Lines	103,759,712
Consideration for the Bulk Production Property Interests	101,276,880
Cash to be held by PRC Co upon its establishment	10,963,408
Total consideration for the Acquisition	216,000,000
Approximate total consideration for the Acquisition *(in HK$ million)*	203.8

We have reviewed the bases and assumptions adopted in the valuation reports prepared by Vigers. We note that in assessing the capital value of the property interests underlying the Preparation Production Lines and Bulk Production Property Interests, Vigers has adopted (i) the market approach in respect of the land portions of the properties by reference to the standard land price in the Hebei Province, the PRC and the sales evidence available to them in the locality; and (ii) the depreciated replacement cost approach in respect of the buildings and structures of the properties (which lack a known market due to their nature) by reference to the cost of reproducing or replacing in new condition the property appraised in accordance with the current construction costs for similar property in the locality, with allowances made for accrued depreciation as evidenced by observed condition or obsolescence present.

We also note that in assessing the capital value of the machinery and equipment ("Equipment") underlying the Preparation Production Lines, Vigers has, on the premise of continued use, adopted (i) the market approach in respect of Equipment with an established used market by reference to the prices recently paid for similar assets, with adjustments made to the indicated market prices to reflect the condition and utility of the appraised assets relative to the market comparative; and (ii) the cost approach in respect of Equipment without a known used market by reference to the cost of producing substitute equipment with the same utility with allowances made for accrued depreciation as evidenced by observed condition or obsolescence present.

We have discussed with Vigers the methodology of, and the bases and assumptions adopted for, the valuation of the assets underlying the Preparation Production Lines and Bulk Production Property Interests and are of the view that the valuation was prepared on reasonable bases.

We note that the aggregate consideration of about RMB205,037,000 payable by the Company for the Preparation Production Lines and Bulk Production Property Interests represents a slight discount of about 0.3% to the independent valuation of the assets underlying the same by Vigers, which amounts to about RMB610,000. We consider that such a slight discount is fair and reasonable.

3. Warranties

Pursuant to the Acquisition Agreement, SPG and Ouyi have warranted to compensate the Company in cash for:

(i) any shortfall in the warranted minimum Completion Asset Value of RMB205,036,592 (i.e., the aggregate consideration amount for the Preparation Production Lines and Bulk Production Property Interests) ("Completion Asset Value Warranty");

(ii) any accumulated loss of the PRC Co as shown in the Completion Result ("Completion Result Warranty"); and

(iii) any amount by which the Completion Liabilities is over the aggregate of the Completion Current Assets and any cash to be paid by SPG and Ouyi under paragraphs (i) and (ii) above ("Liquidity Warranty").

We concur with the Directors' view that such warranties provide a safeguard to the Company against the risk of any decrease in the net asset value of PRC Co and insolvency risk which may arise during the period from the date of the Acquisition Agreement to Completion.

4. Funding of consideration

(a) Issue of the Consideration Shares

The consideration of RMB216,000,000 (equivalent to about HK$203.8 million) will be entirely satisfied by the allotment and issue of 219,111,382 Shares effectively to SPG or its nominees credited as fully paid at the issue price of HK$0.93 per Share. Save for not having the right to receive the dividends declared in respect of the year ended 31st December, 2001, the Consideration Shares on allotment will rank pari passu in all respects with the then existing issued Shares.

We consider that it is a prudent decision for the Company to settle the entire consideration for the Acquisition by the issue of the Consideration Shares as such arrangement will not give rise to any cash outflow of the Group while at the same time will raise permanent capital for the expansion of the Group with the benefit of lowering its gearing ratio.

The Directors have confirmed that the issue price of HK$0.93 per Consideration Share was determined after arm's length negotiations between the Company and SPG with reference to the average closing price of HK$0.93 per Share for the ten trading days up to the date of the Acquisition Agreement. Such issue price represents a 7.9% discount to the closing price of HK$1.01 per Share on 22nd April, 2002, being the date of the Acquisition Agreement.

In our opinion, if the Consideration Shares were to be issued to an independent third party or through private placing to independent investors, the subscription price or placing price of the Shares is likely to be negotiated and determined with reference to the latest trading prices of the Shares. We are of the opinion that the basis of the issue price of the Consideration Shares based on the ten-day average closing price of the Shares up to the date of the Acquisition Agreement is fair and reasonable.

(b) Shareholding dilution effect

The Consideration Shares represent about 17.7% of the existing issued share capital of the Company and about 15.0% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares. Consequently, the percentage interest of the Independent Shareholders will be diluted by approximately 15.0% upon Completion. The change in the shareholding of the Independent Shareholders as a result of Completion is set out in the letter from the Chairman contained in the Circular. Taking into consideration that the Acquisition Agreement will enhance the asset and earning base of the Group, we consider that the dilution in the percentage shareholding of the Independent Shareholders resulting from the issue of the Consideration Shares is acceptable.

5. Financial effect of the Acquisition on the Group

(a) Net asset value

Since the consideration for the Acquisition will be satisfied entirely by the issue of the Consideration Shares, the consolidated net asset value of the Company upon Completion will increase by RMB216,000,000 (equivalent to about HK$203,774,000), assuming that the net asset value of PRC Co upon Completion will be equal to about RMB216,000,000 (equivalent to about HK$203,774,000), being the consideration for the Acquisition. As mentioned above, SPG and Ouyi have given the Completion Asset Value Warranty and Completion Result Warranty to safeguard the risk of any decrease in the net asset value of PRC Co. We consider the increase in the net asset value of the Group upon Completion to be in the interest of the Company and the Shareholders.

As at 31st December, 2001, the Company's audited consolidated net asset value was HK$1,321,642,000, representing about HK$1.065 per Share (based on 1,240,447,279 Shares in issue as at the Latest Practicable Date). As advised by the Company, the Company's pro forma unaudited consolidated net asset value upon Completion will be about HK$1,525,416,000 (based on the Company's audited consolidated net asset value as at 31st December, 2001 and the above-mentioned expected increase in the Group's net asset value upon Completion), representing about HK$1.045 per Share (based on 1,459,558,661 Shares in issue immediately

after Completion). As the issue price of the Consideration Shares is lower than the existing net asset value per Share, it is inevitable that the net asset value per Share will be diluted as a result of Completion. Taking into account the basis of determination of the issue price of the Consideration Shares and the reasons for the Acquisition set out in the letter from the Chairman as contained in the Circular, we are of the view that the slight decrease in the net asset value per Share upon Completion is acceptable.

(b) Earnings

Upon Completion, as a result of the acquisition of the Bulk Production Property Interests through PRC Co, the Group will terminate the Existing Lease Agreement pursuant to the Termination Agreement and will be able to enjoy a rental saving of RMB4,249,390 (equivalent to about HK$4.0 million) per annum (based on the existing annual rental payable under the Existing Lease Agreement and without taking into account the rent paid or payable for the current financial year prior to the termination of the Existing Lease Agreement).

The Directors have also confirmed that the additional production capacity underlying the Preparation Production Lines acquired under the Acquisition should be able to expand the earning base of the Group and enhance the total earnings of the Group after Completion.

Based on the above, we concur with the Directors' view that the Acquisition should have a positive impact on the earnings of the Group.

(c) Gearing and working capital position

In view of the fact that the Acquisition will be entirely financed by the issue of the Consideration Shares which will not involve any outlay of cash or increase in borrowings, the gearing of the Group will decrease after Completion. We have also been advised by the Directors that there will be no material adverse impact on the financial position of the Group upon Completion, taking into account the mode of financing for the Acquisition and the Liquidity Warranty.

6. Conditions of the Acquisition Agreement

We note that Completion is subject to, among other things, completion of a due diligence review on PRC Co (covering without limitation to the state of affairs, assets and liabilities, financial position of PRC Co) to the absolute satisfaction of the Company and the receipt by the Company of legal opinions issued by a firm of qualified lawyers in the PRC on the date of the Acquisition Agreement and on Completion in such form and substance satisfactory to the Company in respect of the Acquisition and the Ongoing Connected Transactions. We consider that such terms can properly safeguard the interests of the Company and its Shareholders as a whole.

7. Non-exempted Ongoing Connected Transaction

Provision of processing services by a connected person

Upon Completion, Second Pharmaceutical will provide processing services to PRC Co principally in connection with the manufacture of ampicillin and ampicillin related products in the form of powder injection. The fee payable in connection with the processing services will be based on the actual cost of services provided. The Directors expect that for each of the three financial years ending 31st December, 2004, the fees paid by the Group for the receipt of processing services from Second Pharmaceutical will not exceed 6% of the Group's turnover for each relevant financial year.

We have discussed with the management of the Company the nature of the provision of the processing services. The management of the Company has confirmed that PRC Co will be principally engaged in the manufacture of pharmaceutical preparation products, and the outsourcing of processing services for ampicillin and ampicllin related products will allow PRC Co to have more flexibility to access the market potential of ampicillin and ampicillin related products without incurring additional capital expenditure for the installation of relevant processing facilities. As such, the outsourcing of processing services by PRC Co to Second Pharmaceutical will be in the ordinary and usual course of business of PRC Co, and will be on normal commercial terms by reference to the actual cost of services provided with no markup imposed thereon. On this basis, we are of the view that the outsourcing of the processing services by PRC Co will be in its ordinary course of business and the calculation of fees payable by PRC Co on the basis of actual cost of services provided is fair and reasonable.

We have also discussed with the management of the Company the basis of setting the annual cap. The management of the Company explained that they have determined the capped percentage with reference to their view on the current market demand for ampicillin and ampicllin related products and the production capacity of Second Pharmaceutical which is proposed to provide processing services to PRC Co only after Completion, and they anticipate that the transaction amount to be incurred for the receipt of the processing services will remain the same for each of the three financial years ending 31st December, 2004. Taking into account the foregoing factors and allowing for a sufficient buffer and greater flexibility to cater for potential fluctuations in the market and the Group's future business operations, the Directors propose that the annual cap in respect of the payment of the processing services will not exceed 6% of the Group's turnover in any relevant financial year. On this basis, we consider that the proposed cap is fair and reasonable so far as the Independent Shareholders are concerned.

We further note that the Company has applied to the Stock Exchange for a waiver from strict compliance with the relevant requirements under the Listing Rules in respect of the Non-exempted Ongoing Connected Transaction, subject to the conditions set out in the paragraph headed "Disclosure requirement and waiver sought" set out in the letter from the Chairman contained in the Circular. On this basis, we are of the view that the interests of the Independent Shareholders will be properly safeguarded.

OPINION

Having considered the above principal factors and reasons, we are of the opinion that the terms of the Acquisition Agreement and the Non-exempted Ongoing Connected Transaction are in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the above transactions.

Yours faithfully
For and behalf of
Kingsway Capital Limited
Katherine Lam
Director

Set out below is the text of letter, prepared for the incorporation into the circular received from the property and machinery valuers, Vigers Hong Kong Limited, in connection with the valuations of the property interests in connection with the Acquisition as at 28th February, 2002.

Vigers Hong Kong Limited
International Property Consultants
1607-12 Miramar Tower
132 Nathan Road
Tsimshatsui
Kowloon


VIGERS
威格斯

10th May, 2002

The Directors
China Pharmaceutical Enterprise and
Investment Corporation Limited
Room 2802-6, 28/F Office Tower,
Convention Plaza,
1 Harbour Road,
Wanchai,
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value the property interests to be held by China Pharmaceutical Enterprise and Investment Corporation Limited (the "Company") and its subsidiaries (together referred to as the "Group") after completion of the acquisition agreement (the "Acquisition Agreement") dated 22nd April, 2002, in the People's Republic of China ("the PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of such property interests as at 28th February, 2002.

Our valuation is our opinion of the open market value which we would define as intended to mean – "the price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation assuming: –

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

In valuing the properties which are to be owned by the Group in the PRC, we have adopted a combination of the market and depreciated replacement cost approaches in assessing the land portions of the property and the buildings and structures standing on the land respectively. Hence, the sum of the two results represents the market value of the property interest as a whole. In the valuation of the land portions, reference has been made to the standard land price in Hebei Province and the sales evidence as available to us in the locality. Due to the nature of the buildings and structures cannot be valued on the basis of open market value, they have therefore been valued on the basis of their depreciated replacement cost. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the property appraised in accordance with current construction costs for similar property in the locality, with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The depreciated replacement cost approach generally furnishes the most reliable indication of value for property in the absence of a known market based on comparable sales.

Our valuation has been made on the assumption that the owner sells the property interests on the open market in its existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests.

We have been provided with extracts from title documents relating to such property interest. We have not, however, searched the original documents to verify ownership or to verify existence of any lease amendment which do not appear on the copies handed to us. All documents and leases have been used for reference only. All dimensions measurements and areas are approximations.

In undertaking our valuation of the property Nos. 1 to 4, we have relied on the legal opinion provided by the Group's PRC legal adviser ("the PRC Legal Opinion").

Based on the PRC Legal Opinion, we understand the current status of titles, grant of major approvals, licences and documents of property Nos. 1 to 4 are as follows:–

	Property 1	2	3	4
(a) State-owned Land Use Rights Certificate	Yes	No	N/A	N/A
(b) Building Ownership Certificate	Yes	No	N/A	N/A

Notes:

1. N/A means not applicable.

2. According to the PRC Legal Opinion, the State-owned Land Use Rights Certificate and Building Ownership Certificate of Property No. 2 is under application and there is no legal impediment for Shijiazhuang Pharmaceutical Group Company Limited (石家庄制藥集團有限公司) ("SPG") to obtain these certificates.

We have inspected the exterior and, where possible, the interior of the properties. However, we have not carried out a structural survey nor have we inspected woodwork or other parts of the structures which are covered, unexposed or inaccessible and we are therefore unable to report that any such parts of the property interests are free from defect.

We are relied to a considerable extent on information provided by SPG and have accepted advice given to us by SPG on such matters as planning approvals or statutory notices, easements, tenure, occupation, lettings, site and floor areas and in the identification of those property interests in which the Group is going to have a valid interest.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances restrictions and outgoings of an onerous nature which could affect their values.

Unless otherwise stated, all money amounts stated are in Renminbi. The exchange rate used in valuing the property interests in the PRC on at 28th February, 2002 was HK$1.00= RMB1.06. There has been no significant fluctuation in exchange rate between that date and the date of this letter.

We enclose herewith a summary of our valuation and the valuation certificate.

Yours faithfully,
For and on behalf of
VIGERS HONG KONG LTD.
Raymond Ho Kai Kwong,
Registered Professional Surveyor
MRICS, AHKIS
Director

Note: Raymond K.K. Ho, Chartered Surveyor, MRICS, AHKIS has extensive experience in undertaking valuations of properties in Hong Kong and Macau and has over eight years' experience in the valuation of properties in the PRC.

SUMMARY OF VALUATION

	Property	Capital value in existing state as at 28th February, 2002
		RMB
	Group I – Properties to be owned by the Group in the PRC	
1.	Factory Complex located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC.	111,465,000
2.	Factory 302 located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC.	39,700,000
	Group II – Properties to be leased by the Group in the PRC	
3.	Factory 401 located at No. 276 Zhongshan West Road, Shijiazhuang, Hebei Province, the PRC.	No commercial value
4.	Factory 201, 202, 203 and 204 located at No. 6 Huaxing Road, Zhonghuanan Main Street, Shijiazhuang, Hebei Province, the PRC.	No commercial value
	Total:	151,165,000

VALUATION CERTIFICATE

Group I – Properties to be owned by the Group in the PRC

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 28th February, 2002
1.	Factory Complex located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC.	The property comprises a 4-storey factory building (known as "Factory 301") for production, office, laboratory and warehouse uses and other 30 blocks of buildings (known as "Other Buildings") including factories, office building, canteen, warehouses, compressor rooms, transformer rooms and car port. The total site area of the property is approximately 87,724.81 sq.m. and that portion occupied by Factory 301 is approximately 1,333.00 sq.m.. The buildings were completed in or about 1990's. The total gross floor area of the property is approximately 51,635.72 sq.m. (555,806.89 sq.ft.).	Portion of the property with a total gross floor area of approximately 31,585.40 sq.m. together with the land erected on having a site area of approximately 49,681.83 sq.m. has been leased to Hebei Zhongkang Pharmaceutical Company Limited (河北中抗制藥有限公司) ("Zhongkang") (a subsidiary of the Company which is effectively owned as to 99% by the Company and 1% by SPG) at an annual rent of RMB4,249,390 for a term of 30 years commencing from 16th August, 1995 for factories, warehouse, compressor room and transformer room purposes. The other portion is occupied by SPG Group (SPG together with its subsidiaries excluding the Group) for production, laboratory, warehouse, office, canteen and carport purposes.	RMB111,465,000

Notes:

1. Pursuant to the State-owned Land Use Rights Certificate (document no.: 長安國用 (96) 字第 007 號), the land use rights of a lot having a site area of approximately 87,724.81 sq.m. for "industrial" use for a term of 50 years commencing from 19th September, 1996 has been granted to Shijiazhuang Pharmaceutical Group Company Limited Hebei Pharmaceutical Factory (石家庄制藥集團有限公司河北制藥分廠) ("HPF") (wholly-owned by SPG).

2. Pursuant to the following Building Ownership Certificates, HPF obtained the building ownership of the subject property:

Block No.	Building Ownership Certificates document No.	Gross Floor Area (sq.m.)
1	石房權証長字第 112000369 號	38.60
2	石房權証長字第 112000369 號	2,657.00
3	石房權証長字第 112000369 號	880.00
4	石房權証長字第 112000369 號	270.00
5	石房權証長字第 112000369 號	1,469.00
6	石房權証長字第 112000370 號	4,596.60
7	石房權証長字第 112000370 號	4,601.00
8	石房權証長字第 112000370 號	600.00
9	石房權証長字第 112000370 號	60.00
10	石房權証長字第 112000370 號	322.00
11	石房權証長字第 112000371 號	1,062.75
12	石房權証長字第 112000371 號	815.00
13	石房權証長字第 112000371 號	151.40
14	石房權証長字第 112000371 號	1,605.00
15	石房權証長字第 112000371 號	412.00
16	石房權証長字第 112000372 號	789.00
17	石房權証長字第 112000372 號	6,085.00
18	石房權証長字第 112000372 號	1,176.00
19	石房權証長字第 112000372 號	3,286.00
20	石房權証長字第 112000372 號	3,611.00
21	石房權証長字第 112000373 號	420.00
22	石房權証長字第 112000373 號	5,820.00
23	石房權証長字第 112000373 號	576.00
24	石房權証長字第 112000373 號	1,193.00
25	石房權証長字第 112000373 號	194.00
26	石房權証長字第 112000374 號	97.00
27	石房權証長字第 112000374 號	2,296.00
	Total:	45,083.35

3. According to a tenancy agreement between HPF and Zhongkang dated 11th December, 1996, the following buildings (with a total gross floor area of approximately 31,585.40 sq.m.) and the land erected on (with a site area of approximately 49,681.83 sq.m.) are leased by Zhongkang:

Block No.	Gross Floor Area (sq.m.)	Uses
4	270.00	Steam Room
5	1,469.00	Cooling Room
6	5,294.00	Refining Factory
7	4,601.00	Fermentation Factory
8	600.00	Product and Chemical Material Warehouse
9	60.00	Acid Warehouse
10	322.00	Coal Warehouse
12	815.00	Coal Retrieve Factory
13	151.40	Water Pump Room
14	1,605.00	Air Compressor Room
15	412.00	Electrical Room
16	789.00	Cooling Room Phase 2
19	3,286.00	Refining Factory Phase 2
20	3,611.00	Fermentation Factory Phase 2
21	420.00	Filtration Factory Phase 2
22	5,820.00	Warehouse

Block No.	Gross Floor Area (sq.m.)	Uses
23	576.00	Machine Repairing Factory
24	1,193.00	Transformer Room and Recycling Water Room
25	194.00	10 KV Electrical Room
26	97.00	Liquid Warehouse
Total:	31,585.40	

4. According to the above State-owned Land Use Rights Certificate and Building Ownership Certificate, the address of the property was No. 34 Fengshou Road. As confirmed by the PRC Legal Opinion, the address of the property currently in used has been changed to No. 47 Fengshou Road since April, 1997 due to the rearrangement of street number of the streets in urban area of Shijiazhuang by the Shijiazhuang Land Naming Office, and which has been used in this valuation certificate and such change does not affect the Land Use Rights and Building Ownership held by the SPG.

5. Pursuant the PRC Legal Opinion, we understand that the current status of titles, grant of major approvals, licences and documents of the property are as follows: –

   (a) State-owned Land Use Rights Certificate — Yes

   (b) Building Ownership Certificate — Yes

6. The PRC Legal Opinion states that:

   (a) SPG has obtained the land use rights of a property with a site area of 87,724.82 sq.m. for a term of 50 years commencing from 19th September, 1996 to 19th September, 2046 and an amount of RMB5,517,830 premium should be paid when the property is being transferred. A portion of the property with a site area of approximately 49,681.83 sq.m. was leased by Zhongkang with a term commencing from 19th November, 1996 to 16th August, 2025.

   The tenancy agreement between HPF and Zhongkang for leasing of a portion of the property shall be terminated and SPG should pay for the premium before it can transfer the land use rights of the property to the Group. These processes are under processing. According to the Acquisition Agreement, SPG should bear the premium and all other relevant costs. There is no legal impediment for completing the processes. Upon SPG has completed the above mentioned processes, the Group would obtain the right to transfer, mortgage or lease the land use rights of the property. There is no legal impediment for the Group to obtain the land use rights certificate and the Group does not need to pay any land premium or fees.

   (b) SPG has obtained the building ownership of the property. A portion of the property with a gross floor area of 31,585.40 sq.m. was leased by Zhongkang. The tenancy agreement between HPF and Zhongkang shall be terminated and SPG should re-register in the Real Property Administration Bureau before it can transfer the building ownership to the Group. SPG should bear all relevant costs. There is no legal impediment for completing the above processes.

   (c) According to the information provided by SPG, the existing total gross floor area of the property is approximately 6,552.37 sq.m. more than that of stated in the Building Ownership Certificate. SPG should apply for the Building Ownership Certificate for those property and pay for the cost of the application. There is no legal impediment for SPG to complete the application.

7. In the course of our valuation, we have based on the following assumptions:

   (a) Upon SPG has completed the application procedure, the property can be freely transferred to a third party in the open market without any payment of premium or any of such incidental cost.

   (b) all consents, approvals and licences for relevant PRC Government authorities for development on the property will be granted without any onerous conditions or undue delay.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 28th February, 2002
2.	Factory 302 located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC.	The property comprises a 4/6-storey factory building for production, canteen and warehouse uses and a single storey plantation house erected on a parcel of land with a site area of approximately 20,000.00 sq.m.. The buildings were completed in or about 1996. The gross floor area of the property is approximately as follows: Factory Building 16,525.00 sq.m. (177,875.10 sq.ft.) Plantation House 299.00 sq.m. (3,218.44 sq.ft.) Total: 16,824.00 sq.m. (181,093.54 sq.ft.)	The property is occupied by the SPG Group for production, office, canteen and warehouse purposes.	RMB39,700,000

Notes:

1. Pursuant the PRC Legal Opinion, we understand that the current status of titles, grant of major approvals, licences and documents of the property area as follows:-

   (a) State-owned Land Use Rights Certificate — No

   (b) Building Ownership Certificate — No

2. The PRC Legal Opinion states that:

   (a) At the issue date of the PRC Legal Opinion, SPG had not obtained the State-owned Land Use Rights Certificate of the property. SPG made the application for the certificate in April, 2002 and there is no legal impediment for completing the application. According to the Acquisition Agreement, SPG should bear the land grant premium (if any) and all other relevant costs in connection with the application. Upon the completion of the above mentioned processes, the Group would obtain the right to transfer, mortgage or lease the land use rights of the property. There is no legal impediment for the Group to obtain the land use rights certificate and the Group does not need to pay any land premium or fees.

   (b) SPG had not obtained the Building Ownership Certificate of the property. SPG made the application for the certificate in April, 2002 and should bear the costs of the application. There is no legal impediment for SPG to complete the application and to transfer the building ownership to the Group.

3. In the course of our valuation, we have based on the following assumptions:

   (a) Upon SPG has completed the application procedure, the property can be freely transferred to a third party in the open market without any payment of premium or any of such incidental costs;

   (b) all consents, approvals and licences for relevant PRC Government authorities for development on the property will be granted without any onerous conditions or undue delay.

Group II – Properties to be leased by the Group in the PRC

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 28th February, 2002
3.	Factory 401 located at No. 276 Zhongshan West Road, Shijiazhuang, Hebei Province, the PRC.	The property comprises a 4-storey factory building for production, office and warehouse uses. The site area was approximately 3,079.10 sq.m.. The building was completed in or about 1991. The gross floor area of the property is approximately 4,603.00 sq.m. (49,546.69 sq.ft.).	The property will be subject to a tenancy agreement by SPG Group to the Group at an annual rent of RMB 470,000 for a term of 20 years commencing from the completion date of the Acquisition Agreement. The property is occupied by the SPG Group for production and warehouses purposes.	No commercial value

Note:

1. Shijiazhuang Pharmaceutical Group Quyi Pharmaceutical Company Limited (石家庄制藥集團歐意藥業有限公司), which is beneficially wholly-owned by SPG, has obtained the land use rights and building ownership of the property.

	Property	Description and Tenure	Particulars of Occupancy	Capital value in existing state as at 28th February, 2002
4.	Factory 201, 202, 203 and 204 located at No. 6 Huaxing Road, Zhonghuanan Main Street, Shijiazhuang, Hebei Province, the PRC.	The property comprises four 1 to 4-storey factory buildings for production and warehouse uses. The buildings are erected on a site of approximately 24,468.90 sq.m.. They were completed in or about 1985, 1988, 1990 and 1993. The total gross floor area of the property is approximately 12,613.10 sq.m. (135,767.41 sq.ft.).	The property will be subject to a tenancy agreement by SPG Group to the Group at an annual rent of RMB 1,110,000 for a term of 20 years commencing from the completion date of the Acquisition Agreement. The property is occupied by the SPG Group for production and warehouse purposes.	No commercial value

Note:

1. SPG has obtained the land use rights and building ownership of the property.

Set out below is the text of letter, prepared for the incorporation into the circular received from the property and machinery valuers, Vigers Hong Kong Limited, in connection with the valuations of the machinery in connection with the Acquisition as at 28th February, 2002.

Vigers Hong Kong Limited
International Property Consultants
1607-12 Miramar Tower
132 Nathan Road
Tsimshatsui
Kowloon


VIGERS
威格斯

10th May, 2002

The Directors
China Pharmaceutical Enterprise and
Investment Corporation Limited
Room 2802-6, 28/F Office Tower,
Convention Plaza,
1 Harbour Road,
Wanchai,
Hong Kong

Dear Sirs,

In accordance with your instructions, we have made an appraisal of certain machinery and equipment (hereinafter referred to as the "Equipment") to be held by China Pharmaceutical Enterprise and Investment Corporation Limited (the "Company") and its subsidiaries (together referred to as the "Group") after completion of the acquisition agreement (the "Acquisition Agreement") dated 22nd April, 2002. The Equipment is currently owned by Shijiazhuang Pharmaceutical Group Company Limited (hereinafter referred to as "SPG") and its subsidiaries excluding the Group (together referred to as the "SPG Group").

This letter, which forms part of our appraisal report, identifies the Equipment, the scope and nature of our investigation, the premise of the value adopted, the valuation process adopted, and our conclusion of value.

We confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the fair market value of the Equipment on the premise of continued use as at 28th February, 2002.

INTRODUCTION

The Group principally engages in the manufacture and sale of bulk pharmaceutical products including vitamins, penicillin antibiotics and cephalosporin antibiotics.

This letter forms part of the detailed appraisal report, which comprises:

- this letter, identifying the Equipment appraised, describing the nature and extent of the investigation and presenting our opinion of value;
- a summary, arranged by account, showing the fair market value of the Equipment;
- an inventory, providing for each major processing system or group of items an identifying description and the appraised fair market value;
- assumptions and limiting conditions; and
- a statement of general service conditions.

We have excluded from this investigation and improvements to leased property, real estate property and buildings, office furniture, spare parts, supplies, materials on hand, inventories, company records, and other such investments, and any current or intangible assets that might exist.

The Equipment is located in Factory 301 and 302 located at No. 47 Fengshou Road; Factory 401 located at No. 276 Zhongshan West Road and Factory 201, 202, 203 and 204 located at No. 6 Huaxing Road, Zhonghuanan Main Street, Shijiazhuang, Hebei Province, the People's Republic of China. The Equipment and other facilities of the SPG Group are principally for the purpose of manufacture of various forms (power injections, tablets, capsules, etc) of antibiotic preparation products, such as penicillin, amoxicillin, cefazolin and cefoperazone products. The aggregate production capacity is estimated to be about 2,100 million units per annum.

PREMISE OF VALUE

Fair market value is defined as the estimated amount at which the Equipment might be expected to be exchanged between a willing buyer and a willing seller, neither under any compulsion, each having a reasonable knowledge of all relevant facts, with equity to both.

Continued use assumes such equipment will used for the purpose for which the equipment was designed and built, or to which it is currently adapted. An estimate of fair market value arrived at on the premise of continued use does not represent the amount that might be realized from piecemeal disposition of the equipment in the open market.

VALUATION METHODOLOGY

For this appraisal, we have adopted two approaches of appraisal, namely the cost approach and the market approach.

The Cost Approach

The cost approach is based on the proposition that an informed purchaser would pay no more for equipment than the cost of producing substitute equipment with the same utility as the subject equipment. Consideration will be given for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic factors. This approach generally furnishes the most reliable indication of value for equipment without a known used market.

The Market Approach

The market approach considers prices recently paid for similar assets, with adjustments made to the indicated market prices to reflect condition and utility of the appraised assets relative to the market comparative. Equipment for which there is an established used market may be appraised by this approach.

IVESTIGATION AND ASSUMPTIONS

Before arriving at our opinion of value, we personally inspected the Equipment, studied market conditions and considered:

- the extent, character, and utility of the Equipment;

- the estimated cost acquire new, or construct, or acquire used, if comparable Equipment was available, plus the cost to erect or install as an integrated entity;

- the cost of new equipment, with deductions for depreciation, or for loss of value arising from condition utility, age, wear and tear, and obsolescence;

- the cost of comparable used equipment, with a positive or a negative adjustment to the market price to reflect the difference in condition and utility between the item under appraisal and its normal comparative; and

- dealers' prices for equipment in operative condition, with allowance for freight and installation.

Construction in progress are assets not fully constructed or installed. They have been valued using the recorded cost basis as of the appraisal date.

At the time of our inspection, the Equipment was found to be generally in good working condition and capable of performing efficiently the purpose for which it was designed and built. There was evidence of a good maintenance programme.

Any deferred maintenance, physical wear and tear, operating malfunctions, lack of utility or other observable conditions distinguishing the appraised Equipment from equipment of like kind in new condition were noted and made a part of our judgement in arriving at the value.

We did not investigate any financial data pertaining to the present or prospective earning capacity of the operation in which the Equipment is used. It was assumed that prospective earnings would provide a reasonable return on the appraisal value of the Equipment, plus the value of any assets not included in the appraisal, and adequate net working capital.

Based on the investigation described, it is our opinion that as at 28 February, 2002 the fair market value of the appraised Equipment on the premise of continued use is reasonably represented by the amount of RMB54,482,015 (RENMINBI FIFTY-FOUR MILLION FOUR HUNDRED EIGHTY-TWO THOUSAND AND FIFTEEN ONLY), which is shown in the attached summary of valuation.

As indicated earlier, this fair market value does not represent the amount that might be realised from piecemeal disposition of the appraisal value of the Equipment in the open market or from an alternate use of the Equipment.

For the purpose of this appraisal, we have reviewed the acquisition records and assets listings as well as other related technical specifications and documents supplied to us by the SPG Group. We have relied to a very considerable extent on such records, listings, specifications and documents in arriving at our opinion of value.

We have not investigated the title to or any liabilities against the Equipment.

We hereby certify that we have neither present nor prospective interest in the SPG Group or the appraised Equipment or the value reported.

Your faithfully,
For and on behalf of
VIGERS HONG KONG LTD.

Raymond Ho Kai Kwong
Registered Professional Surveyor
MRICS AHKIS
Director

Lee Chin Siak
B.E. (Mech), MAE (Ord.)
ASME (USA), CSME, EIC (Canada)
Consultant
Plant and Machinery Valuation

Note: C.S. Lee is a Mechanical Engineer who has over 30 years experience in industrial plant machinery valuation and has undertaken valuation work in Hong Kong, China and Asia Pacific Rim.

SUMMARY OF VALUATION

		Capital value in existing state as at 28th February,2002
		RMB
1.	Machinery and Equipment of Factory 301 located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC.	19,243,150
2.	Machinery and Equipment of Factory 302 located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC.	15,000,000
3.	Machinery and Equipment of Factory 401 located at No. 276 Zhongshan West Road, Shijiazhuang, Hebei Province, the PRC.	7,200,000
4.	Machinery and Equipment of Factory 201, 202, 203 and 204 located at No. 6 Huaxing Road, Zhonghuanan Main Street, Shijiazhuang, Hebei Province, the PRC.	11,880,000
5.	Supporting Machine located at No. 47 Fengshou Road, Shijiazhung, Hebei Province, the PRC.	1,158,865
	Total:	54,482,015

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

The authorised and issued share capital of the Company as at the Latest Practicable Date and at Completion (taking no account of any Shares which may be issued pursuant to the exercise of the options granted under the share option scheme adopted by the Company on 27th May, 1994) are and will be as follows: –

Authorised:		*HK$*
1,500,000,000	Shares as at the Latest Practicable Date	150,000,000.00
1,500,000,000	Shares to be created pursuant to ordinary resolution number 1 to be proposed at the extraordinary general meeting of the Company to be held on 27th May, 2002 at 10:10 a.m.	150,000,000.00
3,000,000,000		300,000,000.00

Issued and paid up and to be issued:		
1,240,447,279	Shares in issue as at the Latest Practicable Date	124,044,727.90
219,111,382	Consideration Shares proposed to be issued pursuant to the Acquisition Agreement	21,911,138.20
1,459,558,661		145,955,866.10

All the Shares currently in issue rank pari passu in all respect with each other, including in particular, as to dividends, voting rights and capital. Save for not having the right to receive the final dividend declared on 22nd April, 2002 in respect of the year ended 31st December, 2001, the Consideration Shares when allotted will rank pari passu in all respects with the then existing issued Shares.

Application will be made to the Listing Committee of the Stock Exchange for Listing of and permission to deal in the Consideration Shares to be issued upon Completion. Save as disclosed herein, no part of the share capital is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the Shares to be listed in or on any other stock exchange.

3. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the beneficial interests of the Directors and chief executive of the Company in the share capital of the Company and its associated corporations (within the meaning of the SDI Ordinance) which have been notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or which were recorded in the register required to be kept pursuant to section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in appendix 10 of the Listing Rules were as follows: –

(i) Interests in Shares

As at the Latest Practicable Date, none of the Directors or their associates had any personal, family, corporate or other interest in the ordinary shares of the Company as recorded in the register maintained by the Company pursuant to Section 29 the Ordinance.

(ii) Interests in share options to subscribe for Shares

Name of Director	Exercise period	Exercise price per Share	Number of share options of the Company	Approximate percentage of the total issued shares as at the Latest Practicable Date
Cai Dong Chen	28.9.2000 to 27.9.2003	HK$0.62	10,000,000	0.81%
	16.2.2002 to 26.5.2004	HK$0.61	5,000,000	0.40%
Ding Er Gang	28.9.2000 to 27.9.2003	HK$0.62	5,000,000	0.40%
	16.2.2002 to 26.5.2004	HK$0.61	3,000,000	0.24%
Liu Yi	20.8.2000 to 19.8.2003	HK$0.67	1,306,000	0.11%
	16.2.2002 to 26.5.2004	HK$0.61	3,000,000	0.24%
Qu Ji Guang	20.8.2000 to 19.8.2003	HK$0.67	1,304,000	0.11%
	16.2.2002 to 26.5.2004	HK$0.61	3,000,000	0.24%
Yue Jin	20.8.2000 to 19.8.2003	HK$0.67	1,304,000	0.11%
	16.2.2002 to 26.5.2004	HK$0.61	3,000,000	0.24%

Name of Director	Exercise period	Exercise price per Share	Number of share options of the Company	Approximate percentage of the total issued shares as at the Latest Practicable Date
Wang Xian Jun	28.9.2000 to 27.9.2003	HK$0.62	5,000,000	0.40%
	16.2.2002 to 26.5.2004	HK$0.61	3,000,000	0.24%
Wei Fu Min	16.2.2002 to 26.5.2004	HK$0.61	4,304,000	0.35%

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company or their associates had any interest in the share capital of the Company and its associated corporations (within the meaning of the SDI Ordinance) notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein.

(b) Lee Ka Sze Carmelo, an independent non-executive Director, is a partner of Woo, Kwan, Lee & Lo, the legal advisers to the Company, which firm will receive normal professional fees from the Company in connection with the Acquisition and the waiver application for the Ongoing Connected Transactions.

(c) None of the Directors is materially interested in any contract or arrangement subsisting as at the date of this circular which is significant in relation to the business of the Company and its subsidiaries.

(d) As at the Latest Practicable Date, none of the Directors had any direct interests or indirect interests in any asset which had been acquired, or disposed of by, or leased to any member of the Group, or was proposed to be acquired, or disposed of by, or leased to any member of the Group, since 31st December, 2001, the date to which the latest published audited consolidated financial statements of the Group were made up.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to, or can be ascertained after reasonable enquiry by, the Directors, the following persons were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group: –

Name of substantial shareholder	Number of Shares	Approximate percentage of the total issued shares as at the Latest Practicable Date
SPG	651,054,779 *(Note)*	52.49%

Note: Out of the 651,054,779 Shares, 25,000,000 Shares are held by Mr. Ding Er Gang as trustee for SPG, 16,729,762 Shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG.

Name of member of the Group	Name of substantial shareholder	Number of shares in member of the Group	Approximate percentage of shareholding
China Nutraceuticals Limited	Unipower Nutraceutical Limited	200	20%
M2b.com.hk Limited	Sesami (BVI) Limited	250,000	10%

Save as disclosed herein, as at the Latest Practicable Date, so far as the Directors are aware, there was no person who was interested directly or indirectly in 10% or more of the nominal value of any class of the share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

5. PROFESSIONAL QUALIFICATION AND CONSENT

The following are the qualifications of the experts who have given opinions or advice which are contained in this circular:

Kingsway	investment adviser registered under the Securities Ordinance (Chapter 333 of the laws of Hong Kong)
Vigers	land, building, plant and machinery valuer

(a) As at the Latest Practicable Date, neither Kingsway nor Vigers was interested beneficially or non-beneficially in any Shares in the Company or any of its subsidiaries or associated corporations or any right or option to subscribe for or nominate persons to subscribe for any shares in the Company or any of its subsidiaries or associated corporations.

(b) As at the Latest Practicable Date, neither Kingsway nor Vigers has any direct or indirect interests in any assets which have been acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries since 31st December, 2001, the date to which the latest published audited consolidated financial statements of the Group were made up.

(c) Kingsway and Vigers have given and have not withdrawn its written consent to the issue of this circular with inclusion of its letter and the references to its name included herein in the form and context in which they respectively appear.

6. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or arbitration of material importance is pending or threatened against the Group.

7. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Group since 31st December, 2001, the date to which the latest published audited financial statements of the Group were made up.

8. SERVICE CONTRACTS

None of the Directors has entered into service contract with any member of the Group which does not expire or is not terminable within one year without payment of compensation (other than statutory compensation).

9. GENERAL

(a) The secretary of the Company is Lee Ka Sze Carmelo, a solicitor in Hong Kong.

(b) The principal share registrar and transfer office is Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(c) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of Woo, Kwan, Lee & Lo at 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong from the date of this circular up to and including 27th May, 2002:

(a) the memorandum of association and articles or association of the Company;

(b) the Acquisition Agreement and the Termination Agreement;

(c) the draft of each of the agreements in respect of the Ongoing Connected Transactions in connection with the lease agreement and the receipt of composite services;

(d) the letter of recommendation from the Independent Board Committee, the text of which is set out on page 18 of this circular;

(e) the letter issued by Kingsway, the text of which is set out on pages 19 to 26 of this circular;

(f) the letters and summaries of valuation issued by Vigers, the text of which is set out in Appendix A and Appendix B of this circular;

(g) the written consent of Kingsway and Vigers referred to in paragraph 5 of this appendix; and

(h) the annual report of the Company for the year ended 31st December, 2001.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED (the "Company") will be held at Boardroom, Mezzanine Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Monday, 27th May, 2002 at 10:20 a.m. (or so soon thereafter as the extraordinary general meeting convened for the same place and date at 10:10 a.m. shall have been concluded and adjourned) for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolutions as ordinary resolutions of the Company:–

ORDINARY RESOLUTIONS

1. "**THAT** a conditional agreement dated 22nd April, 2002 (the "Agreement"), a copy of which marked "A" has been produced to the meeting and signed by the Chairman of the meeting for the purpose of identification, between (i) the Company as purchaser and (ii) Shijiazhuang Pharmaceutical Group Company Limited (石家庄制藥集團有限公司) ("SPG"), the controlling shareholder of the Company, and Shijiazhuang Pharmaceutical Group Ouyi Pharmaceutical Company Limited (石家庄制藥集團歐意藥業有限公司) ("Ouyi"), an indirect wholly-owned subsidiary of SPG, as vendors, pursuant to which the Company agreed to acquire the entire issued share capital of a limited liability company (the "PRC Co"), which will be established in the People's Republic of China to engage principally in the manufacture of pharmaceutical preparation products, for an aggregate consideration of RMB216,000,000 (equivalent to about HK$203,800,000) which shall be satisfied by way of issuance and allotment of 219,111,382 shares of HK$0.10 each (the "Consideration Shares") in the capital of the Company credited as fully paid at the issue price of HK$0.93 per Consideration Share (the "Acquisition") and together with all other transactions contemplated thereunder (including but not limited to the Acquisition and the issue of the Consideration Shares), be and are hereby approved and THAT the directors of the Company be and are hereby authorised on behalf of the Company (i) to sign, seal, execute, perfect, deliver and do all such documents, deeds, acts, matters and things as they may in their discretion consider necessary or desirable for the purpose of or in connection with implementation of the Agreement and the exercise or enforcement of any of the Company's rights under the Agreement including, inter alia, upon the Agreement becoming unconditional, the authority to complete the Agreement and/or to procure completion of the same and to allot and issue the Consideration Shares ranking pari passu in all respects with all other existing shares of HK$0.10 each in the Company as at the date of allotment of the Consideration Shares other than the right to receive final dividend declared on 22nd April, 2002, in respect of the year ended 31st December, 2001 and (ii) to make and agree such variations of a non-material nature in the terms of the Agreement as they may in their discretion consider to be desirable and in the interests of the Company."

2. "**THAT** the processing services arrangement to be entered into between (i) Shijiazhuang Municipal Second Pharmaceutical Factory 石家庄市第二制藥廠 and PRC Co. principally in connection with the manufacture of ampicillin and ampicillin related products in the form of powder injection (the "Transactions") and the application made by or on behalf of the Company to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for a waiver for three financial years ending 31st December, 2004 from strict compliance with the relevant disclosure and approval requirements in respect of the Transactions and matters arising out of or in connection with such Transactions as stipulated in Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Waiver Application") (all as detailed in a circular to the shareholders of the Company dated 10th May, 2002) be and are hereby approved and that the directors of the Company be and are hereby authorised for and on behalf of the Company to do such things as necessary or desirable or expedient for the purpose of or in connection with the Transactions and the Waiver Application."

By order of the Board
Lee Ka Sze, Carmelo
Secretary

Hong Kong, 10th May, 2002

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint more than one proxy to attend and, and a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share, shall alone be entitled to vote in respect thereof.

(3) A form of proxy for use at the meeting is enclosed.

(4) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority, must be deposited at the registered office of the Company at Rooms 2802-6, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting thereof. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

此乃要件　請即處理

閣下如對本通函任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**中國製藥企業投資有限公司**股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（依據公司條例在香港註冊成立）

須予披露及關連交易
以及
持續關連交易

中國製藥企業投資有限公司之財務顧問

法國巴黎百富勤

獨立董事委員會之獨立財務顧問

集團 滙富

滙富融資有限公司

獨立董事委員會函件載於本通函第十八頁。

獨立財務顧問滙富融資有限公司致獨立董事委員會之意見函件載於本通函第十九至二十六頁。

中國製藥企業投資有限公司訂於二零零二年五月二十七日星期一上午十時二十分（或本公司於同日上午十時十分於同地點舉行之股東特別大會結束或休會後）假座香港灣仔港灣道一號萬麗海景酒店閣樓會議廳舉行股東特別大會，大會通告載於本通函第四十七至四十八頁。　閣下無論能否出席大會，敬請按照表格上印列之指示填妥隨附之代表委任表格，並盡快而無論如何須於大會或其任何續會指定舉行時間四十八小時前送交中國製藥企業投資有限公司之註冊辦事處，地址為香港灣仔港灣道一號會展廣場辦公大樓28樓2802-2806室。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會並於會上投票。

二零零二年五月十日

目　錄

在本通函內，除文義另有所指，下列詞彙具有以下涵義：

「收購事項」	指	根據收購協議預期進行之交易
「收購協議」	指	本公司（作為買方）與石家莊製藥及歐意藥業（作為賣方）於二零零二年四月二十二日訂立有關買賣中國公司的全部已發行股本之有條件協議
「聯繫人士」	指	按上市規則所賦予之涵義
「董事會」	指	本公司董事會
「原料藥生產物業權益」	指	位於中國河北省石家莊市豐收路47號之土地及廠廈，部份目前由本公司一家附屬公司中抗向河北藥廠租用以生產原料藥產品
「主席」	指	董事會主席
「本公司」	指	中國製藥企業投資有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「完成」	指	收購事項完成，須待（其中包括）「條件」一段所載之條件由本公司達成或豁免（如適用）方可作實
「完成時資產值」	指	中國公司管理賬目所示於完成日期製劑生產線及原料藥生產物業權益（不包括累積折舊及攤銷）之價值
「完成時流動資產」	指	中國公司管理賬目所示於完成日期中國公司總流動資產之價值
「完成時負債」	指	中國公司管理賬目所示於完成日期中國公司之總負債（包括流動負債及非流動負債）之價值

「完成時業績」	指	中國公司管理賬目所示由成立至完成日期之除稅後溢利或虧損
「代價股份」	指	按發行價每股0.93港元發行及配發之219,111,382股股份，以支付根據收購協議應付之代價
「董事」	指	本公司董事
「股東特別大會」	指	本公司訂於二零零二年五月二十七日星期一上午十時二十分（或本公司於同日上午十時十分於同地點舉行之股東特別大會結束或休會後）假座香港灣仔港灣道一號萬麗海景酒店閣樓會議廳舉行之股東特別大會（包括其任何續會），以考慮及批准（其中包括）收購事項及非豁免持續關連交易
「現有租約」	指	中抗與河北藥廠於一九九六年十二月十一日就若干原料藥生產物業權益訂立之租約，有關詳情已於一九九六年十二月十一日作出之本公司公佈中披露
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「河北藥廠」	指	石家莊製藥集團有限公司河北製藥分廠，於中國成立，為石家莊製藥全資擁有
「獨立董事委員會」	指	董事會委任由霍振興先生及齊謀甲先生組成之獨立委員會，就收購事項及非豁免持續關連交易向獨立股東提供意見
「獨立股東」	指	石家莊製藥及其聯繫人士以外之股東

「滙富」	指	滙富融資有限公司，根據香港法例第三三三章證券條例註冊之投資顧問，為獨立董事委員會之獨立財務顧問
「最後實際可行日期」	指	二零零二年五月八日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市委員會」	指	聯交所上市委員會
「上市規則」	指	聯交所證券上市規則
「非豁免持續關連交易」	指	石家莊製藥一聯繫人士向中國公司提供加工服務，而董事預期每年交易金額或會超逾10,000,000港元或本集團有形資產淨值3%（以較高者為準），詳見本通函「持續關連交易」一節(C)段
「持續關連交易」	指	本通函「持續關連交易」一段所述，將構成本公司關連交易及須遵守上市規則之披露／獨立股東批准規定之關連交易（包括非豁免持續關連交易）
「歐意藥業」	指	石家莊製藥集團歐意藥業有限公司，於中國成立之有限責任公司，其全部已發行股本由石家莊製藥全資實益擁有
「中國」	指	中華人民共和國，就本通函而言不包括香港、澳門特別行政區及台灣
「中國公司」	指	將於中國成立之有限責任公司，其主要資產將為製劑生產線、原料藥生產物業權益及一般營運資金人民幣10,963,408元，將於完成前由石家莊製藥及歐意藥業分別擁有約97%及3%權益，並將於完成後成為本公司全資附屬公司

「製劑生產線」	指	主要用作生產製劑產品（如青霉素、阿莫西林、頭孢唑啉及頭孢哌酮產品）之生產線（包括生產設施及若干有關物業權益（即生產線所在之土地使用權及廠廈））
「第二製藥廠」	指	石家莊市第二製藥廠，於中國成立之有限公司，為石家莊製藥之聯繫人士，根據上市規則屬本公司之關連人士
「披露權益條例」	指	香港法例第三九六章證券（披露權益）條例
「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	本公司之股東
「石家莊製藥」	指	石家莊製藥集團有限公司，於中國成立之有限責任公司，為本公司之控股股東
「石家莊製藥集團」	指	石家莊製藥及其附屬公司，不包括本集團
「聯交所」	指	香港聯合交易所有限公司
「終止協議」	指	中抗與河北藥廠於二零零二年四月二十二日訂立有關於完成後終止現有租約之協議
「威格斯」	指	威格斯（香港）有限公司，獨立之土地、樓宇、廠房及機器估值師行
「中抗」	指	河北中抗製藥有限公司，於中國成立之有限責任公司，並為本公司之附屬公司，由本公司及石家莊製藥分別實際擁有99%及1%權益
「港元」	指	港元，香港法定貨幣

「人民幣」	指	人民幣，中國法定貨幣
「平方米」	指	平方米
「%」	指	百分比

附註：　為方便參考，本通函中人民幣兌港元之滙率為人民幣1.06元兌1.00港元。

中 國 製 藥 企 業 投 資 有 限 公 司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（依據公司條例在香港註冊成立）

董事會：

蔡東晨（主席）
丁二剛
劉　義
曲繼廣
王憲軍
魏福民
岳　進
霍振興*
李嘉士*
齊謀甲*

* 獨立非執行董事

註冊辦事處：

香港
灣仔
港灣道一號
會展廣場
辦公大樓28樓
2802-2806室

敬啟者：

須予披露及關連交易
以及
持續關連交易

1. 緒言

於二零零二年四月二十二日，本公司與其控股股東石家莊製藥及石家莊製藥之間接全資附屬公司歐意藥業訂立收購協議，據此，本公司將會購入將於中國成立主要從事生產醫藥製劑產品之中國公司之全部已發行股本，代價為人民幣216,000,000元（折合約203,800,000港元）。有關代價將以發行及配發219,111,382股每股發行價0.93港元之股份支付。

收購事項完成後，本公司將與石家莊製藥、歐意藥業及第二製藥廠就醫藥製劑生產業務訂立持續關連交易，並將終止有關現有之原料藥生產業務之現有租約。

根據上市規則，收購事項構成本公司之須予披露交易。由於石家莊製藥為本公司之控股股東，收購事項、持續關連交易及訂立終止協議亦構成本公司之關連交易。收購事項及非豁免持續關連交易須待（其中包括）獨立股東於股東特別大會上批准後，方可作實，而石家莊製藥及其聯繫人士將放棄投票權。

本通函旨在 (i) 向　閣下提供有關收購事項及持續關連交易之進一步資料；(ii) 載列滙富致獨立董事委員會之意見函件以及獨立董事委員會經考慮滙富之意見後就收購事項及非豁免持續關連交易作出之推薦意見及意見；及 (iii) 尋求　閣下於股東特別大會批准股東特別大會通告所載有關收購事項及非豁免持續關連交易之普通決議案。

2. 於二零零二年四月二十二日訂立之收購協議

訂約方

買方：本公司
賣方：石家莊製藥及其間接全資附屬公司歐意藥業

將購入之資產

中國公司之全部已發行股本，其主要業務將為在中國生產製劑產品。中國公司為將於中國成立之有限責任公司，其約 97% 及 3% 之股權將由石家莊製藥及歐意藥業分別持有。中國公司之主要資產將為：

(i) 製劑生產線 — 主要生產製劑產品之生產線（包括生產設施及若干有關物業權益（即生產線所在之土地及廠廈））；

(ii) 原料藥生產物業權益 — 生產原料藥之物業權益，部份現由本集團向河北藥廠租用；及

(iii) 人民幣 10,963,408 元（折合約 10,400,000 港元）現金用作一般營運資金。

上述資產之詳情載於下文「所購入資產之資料」一節。

代價及付款方式

本公司應付之代價人民幣 216,000,000 元（折合約 203,800,000 港元）將以按發行價每股 0.93 港元向石家莊製藥或其代理人（因歐意藥業已指示該等股份交付石家莊製藥或其代理人作為收購

其於中國公司之權益之代價）發行及配發 219,111,382 股入賬列作繳足之股份支付。除無權收取本公司所宣派的截至二零零一年十二月三十一日止年度之末期股息外，所配發之代價股份將於各方面與屆時之現有已發行股份享有同等權利。代價股份分別約佔本公司現有已發行股本及本公司經發行代價股份擴大之已發行股本 17.7% 及 15.0%。

代價股份之發行價為股份於截至收購協議訂立日期止十個交易日之平均收市價 0.93 港元。該發行價另較股份於二零零二年四月二十二日（即收購協議簽訂日期）之收市價 1.01 港元折讓 7.9%。

代價乃由本公司、石家莊製藥及歐意藥業按公平原則磋商釐定。代價為以下兩項合計之總額：

(i) 人民幣 205,036,592 元（折合約 193,400,000 港元）（包括人民幣 103,759,712 元（折合約 97,900,000 港元）之製劑生產線及人民幣 101,276,880 元（折合約 95,500,000 港元）之原料藥生產物業權益），較獨立估值師行威格斯就製劑生產線及原料藥生產物業權益於二零零二年二月二十八日之獨立估值人民幣 205,647,015 元折讓約 0.3%；及

(ii) 人民幣 10,963,408 元（折合約 10,400,000 港元），為將於中國公司成立後注入公司作為其一般營運資金之實際現金額。

收購事項之條款乃按公平原則磋商釐定，董事認為收購事項之條款對股東而言乃公平合理。

本公司將會向上市委員會申請批准根據收購協議而發行之代價股份上市及買賣。

保證

根據收購協議，石家莊製藥及歐意藥業將就下列各方面向本公司作出保證：

完成時資產值

倘完成時資產值少於人民幣 205,036,592 元（即有關製劑生產線及原料藥生產物業權益之總代價），石家莊製藥及歐意藥業將（於完成時資產值公佈後五日內）向中國公司支付相當於不足額之現金。

完成時業績

倘中國公司由成立至完成日期之間錄得累積虧損（即完成業績為負數），石家莊製藥及歐意藥業將（於完成時業績公佈後五日內）向中國公司支付相當於完成時業績之現金。

流動資金狀況

倘完成時流動資產及上文「完成時資產值」及「完成時業績」兩段所界定石家莊製藥及歐意藥業應付中國公司之任何現金之總額少於完成時負債，石家莊製藥及歐意藥業將（於完成時流動資產及完成時負債公佈後五日內）向中國公司支付相當於不足額之現金。

獨立董事委員會將會確認上述規定有否依循，而倘任何該等規定未有依循，獨立董事委員會將會就石家莊製藥及歐意藥業有否履行其根據保證安排之責任發表意見，而該等意見將於本公司年報內披露。

條件

收購事項須待（其中包括）下列條件於二零零三年一月二十七日或之前或收購協議之訂約方另行協定之其他期限前達成或由本公司豁免（如適用）後，方告完成：

i) 獨立股東於股東特別大會上通過普通決議案批准收購事項及非豁免持續關連交易；

ii) 聯交所上市委員會批准代價股份上市及買賣（所附帶之條件為本公司或石家莊製藥或歐意藥業不予合理地反對）；

iii) 成立中國公司及就收購事項完成對中國公司之盡職審查（包括但不限於中國公司之業務狀況、資產與負債及財政狀況）並且令本公司完全滿意；

iv) 取得完成收購事項所必要或本公司法律顧問合理地要求之一切中國有關政府當局之批准及同意以及其他第三者同意；及

v) 本公司於收購協議訂立日期及完成時收到一間中國合資格律師行出具有關收購事項及持續關連交易之法律意見，而其形式及內容令本公司滿意。

本公司之股權結構

下表載列本公司於最後實際可行日期及緊隨完成後之股權結構：

	於最後實際可行日期		緊隨完成後	
	股份數目	%	股份數目	%
石家莊製藥	651,054,779（附註）	52.49	870,166,161	59.62
公眾股東	589,392,500	47.51	589,392,500	40.38
合共	1,240,447,279	100.00	1,459,558,661	100.00

附註： 於該等由石家莊製藥持有的651,054,779股股份中，25,000,000股由執行董事丁二剛先生作為石家莊製藥之信託人持有，16,729,762股由石家莊製藥之全資附屬公司中國詩薇製藥有限公司持有。

3. 所購入資產之資料

根據收購事項，本集團將購入中國公司之全部已發行股本，該公司之主要資產將為：

資產類別	概況
製劑生產線	
生產設施	主要用作生產不同種類（粉針、藥片及膠囊等）之抗生素製劑產品（如青霉素、阿莫西林、頭孢唑啉及頭孢哌酮產品）之機器、設備及其他設施。估計每年之總生產能力約可達2,100,000,000單位。
物業權益	地盤面積約21,333平方米之土地及總建築面積約25,781平方米之廠廈，位於中國河北省石家莊市豐收路47號。
原料藥生產物業權益	
物業權益	地盤面積約86,392平方米之土地及總建築面積約42,679平方米之廠廈，位於中國河北省石家莊市豐收路47號，其中約49,682平方米之地盤面積及約31,585平方米之建築面積現由本公司一家附屬公司中抗根據現有租約向河北藥廠租用。現有租約將於完成後終止。終止協議之詳情載列於下文「終止現有租約」一節內。
一般營運資金	
人民幣10,963,408元	作為中國公司一般營運資金之現金

4. 進行收購事項之理由

本集團主要從事生產及銷售原料藥產品，包括維生素、青霉素抗生素及頭孢菌素抗生素。董事相信，為建立本集團在中國製藥業之領導地位，實有必要進行收購事項。

收購事項令本公司得以把握中國製藥市場之機會。董事相信中國製藥市場將會是中國增長最快之產業之一，並將會有龐大之增長潛力，理由如下：(i) 中國人口逾 13 億但用於製藥產品之人均開支遠低於發達國家，(ii) 由一九九零年至二零零零年，中國製藥業之每年複合增長率以生產價值計達 19.5%；及 (iii) 中國製藥業於二零零零年之生產總值約達人民幣 233,200,000,000 元（折合約 220,000,000,000 港元），可見中國已成為製藥產品之世界主要生產地之一。

於完成後，本集團之產品組合將由生產原料藥產品擴大至生產原料藥產品及成藥產品。隨着增添製劑生產能力，本集團可直接與醫院接洽，擴大集團之客戶基礎。董事相信產品多元化及擴大客戶基礎將令本集團具備更佳條件把握製藥市場出現之機會從而擴大本集團之盈利基礎。

收購事項亦會大大消除本集團與石家莊製藥集團現有之持續關連交易，原因是董事預期於完成後本集團不會向石家莊製藥集團銷售任何原料藥形式之青霉素、阿莫西林、氨苄西林及氨苄西林鈉。

董事預期原料藥生產物業權益之收購會垂直整合本集團現有之原料藥業務之生產程序，而終止協議將提高本公司之現金流量。考慮到製劑產品之市場潛力及本集團在原料藥產品之既有優勢，董事認為收購事項對本公司及其股東整體有利。

5. 持續關連交易

於完成後，中國公司將 (i) 分別與石家莊製藥及歐意藥業訂立租約；(ii) 與歐意藥業訂立綜合服務協議；及 (iii) 向石家莊製藥一聯繫人士（即第二製藥廠）要求提供若干加工服務。根據上市規則，該等交易於完成後將構成本公司之關連交易。

A. 租約

交易性質

中國公司將分別與石家莊製藥及歐意藥業訂立租約，詳情如下：

(i) 租約一

中國公司將向石家莊製藥租用位於中國河北省石家莊市中華南大街華星路6號，總建築面積約12,613平方米之四座廠廈及總地盤面積約24,469平方米之一幅土地；及

(ii) 租約二

中國公司將向歐意藥業租用位於中國河北省石家莊市中山西路276號，總建築面積約4,603平方米之一座廠廈及總地盤面積約3,079平方米之一幅土地。

各項租約由完成起計為期20年。

應付石家莊製藥及歐意藥業之租金

每年合共約人民幣1,580,000元（折合約1,490,000港元），包括：

(i) 租約一

每年向石家莊製藥支付約人民幣1,110,000元（折合約1,050,000港元）；及

(ii) 租約二

每年向歐意藥業支付約人民幣470,000元（折合約440,000港元）。

上述兩項租約之租金均可於有關租約期內根據由獨立估值師行確認之市值租金每三年調整一次。該等租約之條款乃由訂約方按公平原則磋商釐定，而獨立物業估值師行威格斯確認兩者之租金均不高於二零零二年二月二十八日之公平市值租金。

B. 由關連人士提供綜合服務

交易性質

根據中國公司與歐意藥業將訂立之綜合服務協議，中國公司將於完成後向歐意藥業要求提供其日常運作所需之若干綜合服務，包括但不限於公用服務（例如水電）、防火安全服務、醫療服務、保安服務、倉儲、職工膳食服務及環保服務。董事相信訂立是項交易可令中國公司節省其於投資核心生產程序之配套設施之開支。

綜合服務協議由完成起計為期20年。

定價基準

中國公司就所有綜合服務(公用服務之提供除外)應付歐意藥業之綜合服務費將按所提供服務之實際成本計算。

中國公司就公用服務之提供應付歐意藥業之綜合服務費將按提供予中國公司之公用服務之實際成本加2%手續費計算。

C. 由關連人士提供加工服務

交易性質

預期第二製藥廠將會向中國公司提供主要有關生產氨芐西林及氨芐西林相關之粉針產品之加工服務(即非豁免持續關連交易)。

據此,中國公司將有更大之靈活性發掘氨芐西林及氨芐西林相關產品之市場潛力,而無需為添置有關加工設施產生額外開支。

定價基準

就加工服務應付之費用將按該等服務之實際成本計算。

6. 進行持續關連交易之利益

持續關連交易將於本集團之日常業務範圍內進行。持續關連交易之條款將按公平原則商定,而有關條款對本集團將屬公平合理。董事認為進行持續關連交易符合本集團之利益,理由是該等交易有助本集團於完成後更暢順地運作。

7. 披露規定及豁免申請

根據上市規則,持續關連交易一般須於每次出現時以報章公佈之方式披露及/或須事先獲獨立股東於股東特別大會上批准。

由於持續關連交易乃經常及持續進行,董事認為就持續關連交易嚴格遵守披露及/或獨立股東批准之規定對本集團而言乃不切實際及不必要地繁重。董事預期(a)非豁免持續關連交易(即由關連人士提供之加工服務)之每年交易金額或會超逾10,000,000港元或本集團有形資產淨值

3%（以較高者為準）；而 (b) 有關租約及獲提供綜合服務之各項交易之每年交易金額或會超逾 1,000,000 港元或本集團有形資產淨值 0.03%（以較高者為準），但會低於 10,000,000 港元或本集團有形資產淨值之 3%（以較高者為準）。因此，本公司已向聯交所申請 (a) 於截至二零零四年十二月三十一日止三個財政年度各年就非豁免持續關連交易有條件豁免嚴格遵守上市規則之披露及獨立股東批准之規定；及 (b) 於每個財政年度就屬於上市規則第 14.25(1) 條所指之持續關連交易（即「持續關連交易」一節 (A) 及 (B) 段所述之租賃安排及獲提供之綜合服務）有條件及持續豁免嚴格遵守上市規則之披露規定。上述豁免附帶以下條件：

(a) 獨立股東於股東特別大會批准非豁免持續關連交易及有關上限；

(b) 每項持續關連交易之交易金額並無超逾下列有關之年度上限：

交易類別		年度上限
A	租約	於各財政年度，10,000,000 港元或本集團於相應財政年度之年結日有形資產淨值之 3%（以較高者為準）
B	獲提供綜合服務	於各財政年度，10,000,000 港元或本集團於相應財政年度之年結日有形資產淨值之 3%（以較高者為準）
C	獲提供加工服務	直至二零零四年十二月三十一日止各財政年度，本集團於相應財政年度之營業額之 6%

(c) 持續關連交易之詳情將如上市規則第 14.25(1)(A) 至 (D) 條所述於本公司年報內披露；

(d) 獨立非執行董事將每年審閱持續關連交易，並於本公司有關年報內確認該等持續關連交易乃：

(i) 於本集團日常業務範圍內訂立；

(ii) 按一般商業條款訂立；

(iii) 按就股東之利益而言屬公平合理之條款訂立；

(iv) 就租約及獲提供綜合服務而言，按規範有關交易之協議條款訂立；及

(v) 符合上文 (b) 所述。

(e) 歐意藥業及第二製藥廠須向聯交所承諾向本公司核數師全盤提供有關記錄以便核數師就持續關連交易進行上文 (b)(B) 及 (b)(C) 段所述之審閱；及

(f) 本公司核數師須每年審閱持續關連交易，並向董事會發出函件（「函件」）（副本送呈聯交所上市科）確認各項持續關連交易：

(i) 已獲董事會批准；

(ii) 就租約及獲提供綜合服務而言，按規範該等交易之有關協議條款訂立；

(iii) 就獲提供加工服務而言，乃按有關定價基準訂立，即按所提供服務之實際成本向中國公司收取費用；及

(iv) 並無超逾上文 (b) 段所述之有關年度上限。

如基於任何原因核數師拒絕受聘進行上述工作或未能提供有關函件，董事須盡快通知聯交所；

董事（包括獨立非執行董事）認為持續關連交易將按公平原則以一般商業條款於本集團日常業務範圍內進行。

如上文 (b)(A) 或 (b)(B) 段所述規範持續關連交易之協議條款有任何修訂（除非有關協議之條款有所訂明）或如任何持續關連交易超逾上文所述之有關年度上限，除非本公司已獲聯交所另行授予豁免，否則本公司將會全面遵守上市規則第14章處理關連交易之披露／獨立股東批准之規定。

如日後上市規則之任何修訂就持續關連交易所屬類別之交易施加較建議之豁免申請之日期更嚴格之規定，包括但不限於規定該等交易須獲獨立股東批准，本公司會立即採取措施確保在一段合理時間內符合該等規定。

8. 終止現有租約

根據一九九六年訂立之現有租約，本公司之附屬公司中抗向河北藥廠租用總地盤面積約49,682平方米之土地使用權及總樓面面積約31,585平方米之廠廈，兩者為原料藥生產物業權益一部份。現有租約由一九九五年八月十六日起計為期30年。根據現有租約應付之租金目前每年為人民幣4,249,390元（折合約4,000,000港元），可於租約期內根據獨立估值師行確認之市值租金每三年調整一次。於一九九六年十二月，聯交所授出於現有租約期內毋須嚴格遵守上市規則之公佈規定之豁免。

由於本公司擬根據收購協議向石家莊製藥收購（其中包括）原料藥生產物業權益，於二零零二年四月二十二日，中抗與河北藥廠訂立終止協議，於完成後終止現有租約。由於河北藥廠由石家莊製藥全資擁有（即本公司控股股東之聯繫人士），根據上市規則終止協議構成一項關連交易。基於終止協議有關之每年租金少於本集團最近期之有形資產淨值3%，因此毋須獨立股東批准。終止協議之詳情將載列於本公司下一份年報內。

9. 獨立股東之批准

根據上市規則，收購事項構成本公司一項須予披露交易。由於石家莊製藥實益擁有本公司已發行股本合共約52.49%，收購事項、持續關連交易及訂立終止協議亦構成本公司之關連交易。收購事項及非豁免持續關連交易須待（其中包括）獨立股東於股東特別大會上批准後，方可作實，而石家莊製藥及其聯繫人士將放棄投票權。

鑑於石家莊製藥在收購事項存在利益關係，獨立董事委員會已經獲委任就收購事項之條款及非豁免持續關連交易是否符合本公司利益且對獨立股東而言是否公平合理向獨立股東提供意見。滙富已獲委任就收購事項及非豁免持續關連交易向獨立董事委員會提供意見。

10. 股東特別大會

本公司訂於二零零二年五月二十七日星期一上午十時二十分（或本公司於同日上午十時十分於同地點舉行之股東特別大會結束或休會後）假座香港灣仔港灣道一號萬麗海景酒店閣樓會議廳舉行股東特別大會，藉以考慮及酌情批准收購事項及非豁免持續關連交易，大會通告載於本通函第四十七至四十八頁。

本通函隨附適用於股東特別大會之代表委任表格。　閣下無論能否出席大會，敬請按照表格上印列之指示填妥代表委任表格，並盡快而無論如何須於股東特別大會或其任何續會（視情況而定）指定舉行時間四十八小時前送交本公司之註冊辦事處，地址為香港灣仔港灣道一號會展廣場辦公大樓28樓2802-2806室。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會（視情況而定）並於會上投票。

於最後實際可行日期，石家莊製藥及其聯繫人士（按上市規則所界定）合共擁有本公司已發行股本約52.49%，基於彼等於收購事項及非豁免持續關連交易存在利益關係，彼等將於股東特別大會放棄就批准收購事項及非豁免持續關連交易之普通決議案投票。

11. 推薦意見

敬請　閣下留意(i)本通函第十八頁所載之獨立董事委員會函件，當中載列獨立董事委員會就收購事項及非豁免持續關連交易向獨立股東提供之推薦意見；以及(ii)本通函第十九至二十六頁所載之滙富函件，當中載列滙富就收購事項及非豁免持續關連交易向獨立董事委員會提供之推薦意見以及滙富達致其推薦意見所考慮之主要因素及理由。

獨立董事委員會經考慮滙富之意見後認為收購事項及非豁免持續關連交易之條款對獨立股東而言乃公平合理，而收購事項及非豁免持續關連交易符合本公司及股東之整體利益。因此，獨立董事委員會一致推薦獨立股東投票贊成將於股東特別大會上提呈之普通決議案，以批准收購事項及非豁免持續關連交易。

12. 其他資料

敬請　閣下同時留意本通函附錄甲至丙所載之其他資料以及股東特別大會通告。

由於收購事項並非一定會進行（視乎收購協議之條件能否達成），股東及投資者買賣本公司股份時務請審慎行事。

此致

列位股東　台照

承董事會命
中國製藥企業投資有限公司
主席
蔡東晨
謹啟

二零零二年五月十日

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（依據公司條例在香港註冊成立）

註冊辦事處：

香港
灣仔
港灣道一號
會展廣場
辦公大樓28樓
2802-2806室

敬啟者：

須予披露及關連交易
以及
非豁免持續關連交易

本函件乃關於本公司於二零零二年五月十日刊發之通函（「通函」），而本函件乃通函一部份。除文義另有所指外，通函所界定之詞語在本函件內具有相同涵義。

鑑於石家莊製藥、歐意藥業及第二製藥廠在收購事項及非豁免持續關連交易存在利益關係，吾等獲董事會委任組成獨立董事委員會，以考慮收購事項及非豁免持續關連交易是否公平合理並就此向獨立股東提供意見；有關收購事項及非豁免持續關連交易之詳情載於通函內致股東之主席函件。滙富已獲委任就此向獨立董事委員會提供意見。吾等敬請　閣下留意通函第十九至二十六頁所載之滙富函件。

經考慮滙富之意見及推薦意見後，吾等認為收購協議及非豁免持續關連交易的條款對獨立股東而言乃公平合理，並符合本集團之利益。因此，吾等建議獨立股東投票贊成將於股東特別大會提呈之決議案，以批准收購事項及非豁免持續關連交易。

此致

列位獨立股東　台照

代表
獨立董事委員會
霍振興　　齊謀甲
謹啟

二零零二年五月十日

以下為滙富所編撰致獨立董事委員會之意見函件以供收錄於本通函。

Kingsway Group

香港中環夏慤道10號和記大廈5樓
電話號碼：(852) 2877-1830 傳真號碼：(852) 2868-3570



敬啟者：

須予披露及關連交易
以及
非豁免持續關連交易

吾等獲委任為獨立董事委員會有關 (i) 涉及向石家莊製藥及歐意藥業收購中國公司之收購協議；及 (ii) 非豁免持續關連交易之獨立財務顧問。由於石家莊製藥為實益擁有 貴公司已發行股本合共約 52.49% 之控股股東，石家莊製藥、歐意藥業及第二製藥廠屬 貴公司關連人士。根據上市規則，收購事項及非豁免持續關連交易因此構成 貴公司之關連交易，須獲獨立股東於股東特別大會批准，而石家莊製藥及其聯繫人士將於會上放棄投票。

收購協議之條款及非豁免持續關連交易之詳情載於 貴公司於二零零二年五月十日刊發之通函（「通函」）所載之主席函件內，而本函件為通函一部份。除文義另有所指外，本函件所用詞語與通函所界定者具有相同意義。

吾等在歸納意見之過程中倚靠 貴公司及董事提供之資料以及所發表之意見。吾等亦已獲董事告知所提供之資料及發表之意見並無遺漏任何重大事實，令通函有所誤導。吾等認為吾等已獲

提供足夠資料達致知情之意見。吾等並無理由相信有任何重大資料被隱瞞或懷疑所提供資料之真實性或準確性。吾等倚賴該等資料並假設通函所載或所指之所有資料及陳述在其作出時乃屬真實，並將於通函寄發日期及股東特別大會舉行日期仍屬真實。然而，吾等並無就　貴公司及董事所提供之資料進行任何獨立核證，亦無就　貴集團之業務狀況及中國公司在經營上是否可行進行任何獨立調查。

主要考慮因素及理由

吾等在歸納意見之過程中曾考慮以下之因素及理由：

1. 進行收購事項之理由

進行收購事項之理由載於通函所載之主席函件內。據董事所述，　貴公司之策略目標是建立在中國製藥業之領導地位。董事基於通函內主席函件所載之理由相信中國製藥市場將會是中國增長最快之產業之一，並將會有龐大之增長潛力，而董事認為透過訂立收購協議，　貴集團可 (i) 將其產品組合由生產原料藥產品擴大至生產原料藥產品及成藥產品；及 (ii) 憑藉其根據收購事項將予購入之每年約 2,100,000,000 單位之額外製劑生產能力，直接與醫院接洽，擴大其客戶基礎，令　貴公司得以具備更佳條件把握中國製藥市場出現之機會。董事預期收購事項將會擴大及增強　貴集團之盈利基礎，並會垂直整合　貴集團現有之原料藥業務之生產程序，並同時透過訂立終止協議減少　貴集團之現金流出量。

經考慮上述之理由，吾等贊同董事之意見，認為收購事項乃符合　貴公司建立在中國製藥業領導地位之策略目標。

2. 代價之基準

貴公司就收購事項應付之代價為人民幣 216,000,000 元（折合約 203,800,000 港元），乃參考 (i) 威格斯所編製有關製劑生產線及原料藥生產物業權益於二零零二年二月二十八日之獨立資產估值約人民幣 205,647,015 元（該項估值之詳情連同所採納之基準及假設載於通函附錄甲及乙）；及 (ii) 將由中國公司於成立後持有之現金而釐定，其分析如下：

	人民幣
製劑生產線之代價	103,759,712
原料藥生產物業權益之代價	101,276,880
將由中國公司於成立後持有之現金	10,963,408
收購事項之總代價	216,000,000
收購事項之概約總代價（百萬港元）	203.8

吾等已審閱威格斯所編製之估值報告所用之基準及假設。吾等留意到在評估製劑生產線之有關物業權益及原料藥生產物業權益之資本值時，威格斯採用 (i) 市場方法，就該等物業之土地部份參考中國河北省之標準地價及可獲之當地銷售個案資料；及 (ii) 折舊重置成本法，就有關物業之樓宇及結構物（因其性質缺乏已知市場）參考根據當地類似物業目前之建造成本計算重新建造或重置有關物業之成本，並且就觀察所得之狀況或陳舊程度釐定應計折舊而作出扣減。

吾等亦留意到在評估製劑生產線之機器及設備（「設備」）之資本值時，威格斯按持續使用之基準採用 (i) 市場方法，就存在轉手市場之設備參考近期就類似資產支付之價格，並且就該等參考市價作出調整以反映所評估資產與用作參考之資產在狀況及用途上之差異；及 (ii) 成本方法，就並無已知轉手市場之設備參考同一用途之替代設備之生產成本，並且就觀察所得之狀況或陳舊程度釐定應計折舊而作出扣減。

吾等曾與威格斯討論評估製劑生產線之有關資產及原料藥生產物業權益之價值所用之方法及其基準及假設，並認為有關估值乃按合理基準進行。

吾等留意到　貴公司就製劑生產線及原料藥生產物業權益應付之總代價約人民幣205,037,000元較威格斯就有關資產之獨立估值輕微折讓約0.3%，相當於約人民幣610,000元。吾等認為該輕微折讓乃公平合理。

3. 保證

根據收購協議，石家莊製藥及歐意藥業保證就以下各方面向　貴公司賠償現金：

(i) 保證之最低完成時資產值人民幣205,036,592元（即製劑生產線及原料藥生產物業權益之總代價）之任何不足額（「完成時資產值保證」）；

(ii) 完成時業績所示中國公司之任何累積虧損（「完成時業績保證」）；及

(iii) 完成時負債超過完成時流動資產與石家莊製藥及歐意藥業根據上文(i)及(ii)兩段應付之任何現金之總額之任何數額（「流動資金保證」）。

吾等贊同董事之意見，認為該等保證就中國公司資產淨值減少之風險及由收購協議訂立日期至完成期間可能出現之資不抵債風險為　貴公司提供保障。

4. 代價支付方式

(a) 發行代價股份

代價人民幣216,000,000元（折合約203,800,000港元）將全部以按發行價每股0.93港元向石家莊製藥或其代理人實際配發及發行219,111,382股入賬列作繳足之股份支付。除無權收取　貴公司所宣派截至二零零一年十二月三十一日止年度之股息外，所配發之代價股份將於各方面與屆時之現有已發行股份享有同等權利。

吾等認為　貴公司透過發行代價股份支付收購事項之全部代價乃審慎之做法，理由是該種安排不會令　貴集團產生任何現金流出，同時會為　貴集團帶來永久資本以作發展，並有助降低　貴集團之資本負債比率。

董事確認代價股份之發行價每股0.93港元乃　貴公司與石家莊製藥按公平原則磋商，參考股份於截至收購協議訂立日期止十個交易日之平均收市價0.93港元釐定。該發行價較股份於二零零二年四月二十二日（即收購協議簽訂日期）之收市價1.01港元折讓7.9%。

吾等認為，倘代價股份乃發行予獨立第三者或透過私人配售發行予獨立投資者，則股份之認購價或配售價相信會參考股份之最近成交價磋商釐定。吾等認為代價股份之發行價按直至收購協議訂立日期止股份之十日平均收市價釐定乃公平合理。

(b) 對股權之攤薄影響

代價股份分別佔 貴公司現有已發行股本及 貴公司經發行代價股份擴大之已發行股本約 17.7% 及 15.0%。因此，獨立股東之持股百分比將於完成後攤薄約 15.0%。獨立股東之股權因完成而出現之變化載於通函所載之主席函件內。考慮到收購協議會增強 貴集團之資產及盈利基礎，吾等認為獨立股東之持股百分比因發行代價股份而出現之攤薄乃可以接受。

5. 收購事項對 貴集團之財務影響

(a) 資產淨值

由於收購事項之代價將全部以發行代價股份之方式支付， 貴公司之綜合資產淨值於完成後會增加人民幣 216,000,000 元（折合約 203,774,000 港元），當中假設中國公司之資產淨值於完成時相當於約人民幣 216,000,000 元（折合約 203,774,000 港元）（即收購事項之代價）。如上文所述，石家莊製藥及歐意藥業已給予完成時資產值保證及完成時業績保證，就中國公司資產淨值減少之風險提供保障。吾等認為 貴集團於完成時資產淨值之增加符合 貴公司及股東之利益。

於二零零一年十二月三十一日， 貴公司之經審核綜合資產淨值為 1,321,642,000 港元，相當於每股約 1.065 港元（根據最後實際可行日期已發行股份 1,240,447,279 股計算）。如 貴公司所告知， 貴公司於完成時之備考未經審核綜合資產淨值將約為 1,525,416,000 港元（根據 貴公司於二零零一年十二月三十一日之經審核綜合資產淨值及上文所述 貴集團於完成時資產淨值預期會出現之增加而計算），相當於每股約 1.045 港元（根據緊隨完成後已發行股份 1,459,558,661 股計算）。由於代價股份之發行

價低於每股股份之現有資產淨值，每股股份之資產淨值將無可避免因為完成而攤薄。考慮到代價股份之發行價之釐定基準以及通函內主席函件所載進行收購事項之理由，吾等認為每股資產淨值於完成時之輕微減少乃可以接受。

(b) 盈利

於完成後，由於透過中國公司購入原料藥生產物業權益， 貴集團會根據終止協議終止現有租約並能減省租金每年人民幣4,249,390元（折合約4,000,000港元）（根據現有租約目前應付之每年租金計算但並無計入於現有租約終止前就現財政年度已付或應付之租金）。

董事亦確認根據收購事項購入之製劑生產線帶來之額外生產能力應能擴大 貴集團之盈利基礎及提高 貴集團於完成後之盈利總額。

基於上文所述，吾等贊同董事之意見，認為收購事項對 貴集團之盈利應有正面作用。

(c) 負債比率及營運資金狀況

鑑於收購事項將完全以發行代價股份支付代價，不涉及任何現金流出或額外借貸，貴集團之負債比率將於完成後下降。吾等亦獲董事告知，基於收購事項之支付方式及流動資金保證，貴集團之財政狀況於完成後不會受到任何重大不利影響。

6. 收購協議之條件

吾等留意到收購協議須待（其中包括）完成對中國公司之盡職審查（包括但不限於中國公司之業務狀況、資產與負債及財政狀況）並且令 貴公司完全滿意；以及 貴公司於收購協議訂立日期及完成時收到一間中國合資格律師行出具有關收購事項及持續關連交易之法律意見，而其形式及內容令 貴公司滿意，方告完成。吾等認為該等條款能適當地保障 貴公司及其股東之整體利益。

7. 非豁免持續關連交易

由關連人士提供加工服務

於完成後，第二製藥廠將會向中國公司提供主要有關生產氨苄西林及氨苄西林相關之粉針產品之加工服務。就加工服務應付之費用將按該等服務之實際成本計算。董事預期於截至二零零四年十二月三十一日止三個財政年度各年　貴集團就第二製藥廠提供之加工服務應付之費用不會超過　貴集團於各有關財政年度營業額之6%。

吾等曾與　貴公司管理層討論該等加工服務之性質。　貴公司管理層確認中國公司將主要從事生產醫藥製劑產品，而委託外間提供氨苄西林及氨苄西林相關產品之加工服務會令中國公司有更大之靈活性發掘氨苄西林及氨苄西林相關產品之市場潛力，而無需為添置有關加工設施產生額外開支。因此，中國公司委託第二製藥廠提供加工服務將屬中國公司日常業務之一部份，並將會以一般商業條款按所提供服務之實際成本進行，不會有加於成本之收費。有鑑於此，吾等認為中國公司委託外間提供加工服務將屬其日常業務之一部份，而中國公司按所提供服務之實際成本計算應付費用乃公平合理。

吾等亦曾與　貴公司管理層討論釐定年度上限之基準。　貴公司管理層表示彼等乃參考目前市場對氨苄西林及氨苄西林相關產品之需求以及建議於完成後只向中國公司提供加工服務之第二製藥廠之生產能力而釐定百分比上限。彼等預期就獲提供加工服務之交易金額於截至二零零四年十二月三十一日止三個財政年度各年將會大致相同。考慮到上述因素以及預留足夠之增長空間及賦予更大之靈活性以應付潛在之市場波動及　貴集團未來業務之發展，董事建議將加工服務費用之年度上限定為不超過　貴集團於有關財政年度營業額之6%。有鑑於此，吾等認為建議之上限對獨立股東而言乃公平合理。

吾等並留意到　貴公司已向聯交所申請豁免就非豁免持續關連交易嚴格遵守上市規則之有關規定，所附帶之條件載於通函之主席函件內所載「披露規定及豁免申請」一段。有鑑於此，吾等認為獨立股東之利益得到適當之保障。

意見

經考慮上述之主要因素及理由後，吾等認為收購協議及非豁免持續關連交易之條款符合　貴公司之利益，對獨立股東而言乃公平合理。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成將於股東特別大會提呈之普通決議案以批准上述交易。

此致

香港
灣仔
港灣道一號
會展廣場
辦公大廈28樓
2802-2806室
中國製藥企業投資有限公司
獨立董事委員會　台照

代表
滙富融資有限公司
董事
林家禎
謹啟

二零零二年五月十日

以下是物業及機器估值師威格斯（香港）有限公司就於二零零二年二月二十八日評估有關收購事項之物業權益價值所發出之函件全文，以供收錄於本通函。

威格斯（香港）有限公司
國際物業顧問
九龍
尖沙咀
彌敦道132號
美麗華大廈1607-12室


VIGERS
威格斯

敬啟者：

茲遵照　閣下之指示，對中國製藥企業投資有限公司（「貴公司」）及其附屬公司（統稱「貴集團」）於日期為二零零二年四月二十二日之收購協議（「收購協議」）完成後，在中華人民共和國（「中國」）將持有之物業權益進行估值。吾等證實曾進行實地視察及作出有關查詢，並蒐集吾等認為必要之進一步資料，以向　閣下提供吾等對該等物業權益於二零零二年二月二十八日之公開市值之意見。

吾等之估值乃吾等對公開市值之意見。所謂公開市值，就吾等所下定義而言，乃指「某項物業權益於估值之日在下列假定情況下無條件完成出售，可取得之現金代價：

(a) 有自願賣方；

(b) 於估值日之前，有一段合理時間（就物業之性質及市道而言）適當推銷權益、並可就價格及條款達成協議並完成出售；

(c) 在作出估值當日與任何早前交換合約之假設日期，物業之市道、價格水平和其他環境因素均相同；

(d) 不考慮具有特殊興趣之有意買家之任何追加出價；及

(e) 交易各方均在知情、審慎及無強迫之情況下作出交易。」

在對　貴集團在中國將擁有之物業進行估值時，吾等分別就評估該物業之土地部份及座落於該土地之樓宇及建築物混合採用市場及折舊重置成本法，因此，兩項估值數字之總和相當該物業權益整體之市值。就土地部份進行估值時，吾等乃參考河北省之標準地價及提供予吾等於當地銷售之憑證。鑑於該等樓宇及建築物之性質不能按公開市值基準評估，因此該等物業乃按其折舊重置成本基準估值。折舊重置成本法乃根據該地區同類物業現時之建築費用，以評估該物業在新情況下之重造或重置成本，然後扣除該物業現時可觀察之狀況或老化現況（不論因物質、功能或經濟理由而引起）之累積折舊額。一般而言，採用折舊重置成本法，即使在欠缺可資比較銷售之已知市場之情況下，仍能為物業之估值提供最可靠之指標。

吾等於估值時，乃假設業主將該等於現況下之物業權益在公開市場求售而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似之安排，以便提高該等物業權益之價值。

吾等已獲提供與該等物業權益相關之業權文件之節錄文本。然而，吾等沒有查證文件正本以確認所有權或確認可能未收錄於所提供副本中之租約修訂條款是否存在。所有文件及租約僅供參考之用。所有尺寸、量度及面積均為約數。

就第1至4項物業進行估值時，吾等依賴　貴集團之中國法律顧問所提供之法律意見（「中國法律意見」）。

根據中國法律意見，吾等知悉有關第 1 至 4 項物業之業權、批授主要批文、許可證及文件之現況如下：

	物業			
	第 1 項	第 2 項	第 3 項	第 4 項
(a) 國有土地使用權證	有	無	不適用	不適用
(b) 房屋所有權證	有	無	不適用	不適用

附註：

1. 不適用指不適用。

2. 根據中國法律意見，第 2 項物業之國有土地使用權證及房屋所有權證現正申請中，石家莊製藥集團有限公司(「石家莊製藥」)於取得上述證書方面並無任何法律障礙。

吾等曾視察物業之外部，在可能情況下，亦曾視察內部。然而，吾等並無進行結構測量，亦無視察被覆蓋、並無外露或不許內進之建築物之木工或其他部份，因此，吾等無法呈報該等物業權益之任何上述部份確無損壞。

吾等在相當程度上依賴石家莊製藥提供之資料，並接納石家莊製藥給予吾等有關規劃審批或法定通告、地役權、年期、佔用、租賃、地盤及樓面面積及確認該等　貴集團於其將擁有有效權益之物業權益之意見。

吾等之估值並無考慮該等物業所結欠之抵押、按揭或在出售成交時可能產生之任何開支或稅項。除另有說明者外，吾等假設該等物業權益概無附帶可影響其價值之繁重負擔、限制及支銷。

除非另有說明，所有款額均以人民幣列出。吾等評估中國物業權益於二零零二年二月二十八日之價值所採用之滙率為 1.00 港元兌人民幣 1.06 元。該滙率於上述日期至本函件發出日期期間並無重大波動。

隨函附奉吾等所作之估值概要及估值證書。

此　致

香港
灣仔
港灣道 1 號
會展廣場
辦公大樓 28 樓 2802-6 室
中國製藥企業投資有限公司
列位董事　台照

代表
威格斯(香港)有限公司
董事
何繼光
註冊專業測量師
MRICS, AHKIS
謹啟

二零零二年五月十日

附註：何繼光先生為特許測量師，並擁有 MRICS 及 AHKIS 資格，在香港及澳門擁有豐富物業估值經驗，並擁有逾八年中國物業估值經驗。

估值概要

物業	於二零零二年二月二十八日之現況下資本值 人民幣
第一類 — 貴集團在中國將擁有之物業	
1. 位於中國河北省石家莊市豐收路47號之綜合廠房	111,465,000
2. 位於中國河北省石家莊市豐收路47號之302號廠房	39,700,000
第二類 — 貴集團在中國將租用之物業	
3. 位於中國河北省石家莊市中山西路276號之401號廠房	無商業價值
4. 位於中國河北省石家莊市中華南大街、華星路6號之201、202、203及204號廠房	無商業價值
總數：	151,165,000

估值證書

第一類 — 貴集團在中國將擁有之物業

	物業	概況及年期	佔用詳情	於二零零二年二月二十八日之現況下資本值
1.	位於中國河北省石家莊市豐收路47號之綜合廠房	該物業包括一幢四層高作生產、辦公室、實驗室及倉庫用途之廠廈（「301號廠房」），以及其他30幢大樓（「其他大樓」），其他大樓包括廠房、辦公大樓、食堂、倉庫、壓縮器房、變壓器房及停車棚。該物業之總地盤面積約為87,724.81平方米，而301號廠房所佔之部份約為1,333.00平方米。該等大樓大概於九十年代落成。 該物業之總建築面積約為51,635.72平方米（555,806.89平方呎）。	該物業總建築面積約31,585.40平方米之部份連同該物業所在地盤面積約49,681.83平方米之土地已租予　貴公司之附屬公司河北中抗製藥有限公司（「中抗」）（其99%及1%權益乃由　貴公司及石家莊製藥實益擁有），年租為人民幣4,249,390元，租期由一九九五年八月十六日起計30年，用作廠房、倉庫、壓縮器房及變壓器房。 其他部份由石家莊製藥集團（石家莊製藥及其附屬公司，但不包括　貴集團）用作生產、實驗室、辦公室、食堂及停車棚。	人民幣111,465,000元

附註：

1. 根據國有土地使用權證（文件編號：長安國用(96)字第007號），地盤面積約87,724.81平方米之地段之土地使用權已授予石家莊製藥全資擁有之石家莊製藥集團有限公司河北製藥分廠（「河北藥廠」），作「工業」用途，年期由一九九六年九月十九日起計50年。

2. 根據下列房屋所有權證，河北藥廠取得有關物業之房屋所有權：

大樓編號	房屋所有權證文件編號	建築面積（平方米）
1	石房權証長字第112000369號	38.60
2	石房權証長字第112000369號	2,657.00
3	石房權証長字第112000369號	880.00
4	石房權証長字第112000369號	270.00
5	石房權証長字第112000369號	1,469.00
6	石房權証長字第112000370號	4,596.60
7	石房權証長字第112000370號	4,601.00
8	石房權証長字第112000370號	600.00
9	石房權証長字第112000370號	60.00
10	石房權証長字第112000370號	322.00
11	石房權証長字第112000371號	1,062.75
12	石房權証長字第112000371號	815.00
13	石房權証長字第112000371號	151.40
14	石房權証長字第112000371號	1,605.00
15	石房權証長字第112000371號	412.00
16	石房權証長字第112000372號	789.00
17	石房權証長字第112000372號	6,085.00
18	石房權証長字第112000372號	1,176.00
19	石房權証長字第112000372號	3,286.00
20	石房權証長字第112000372號	3,611.00
21	石房權証長字第112000373號	420.00
22	石房權証長字第112000373號	5,820.00
23	石房權証長字第112000373號	576.00
24	石房權証長字第112000373號	1,193.00
25	石房權証長字第112000373號	194.00
26	石房權証長字第112000374號	97.00
27	石房權証長字第112000374號	2,296.00
	合計：	45,083.35

3. 根據河北藥廠與中抗於一九九六年十二月十一日訂立之租約，下列大樓（總建築面積約31,585.40平方米）及其所在之土地（地盤面積約49,681.83平方米）乃由中抗租用：

大樓編號	建築面積（平方米）	用途
4	270.00	蒸汽房
5	1,469.00	冷卻房
6	5,294.00	製煉廠
7	4,601.00	發酵廠
8	600.00	產品及化學物料倉庫
9	60.00	酸性物料倉庫
10	322.00	煤倉庫
12	815.00	取煤廠
13	151.40	水泵房
14	1,605.00	空氣壓縮器房
15	412.00	電機房
16	789.00	冷卻房第二期
19	3,286.00	製煉廠第二期
20	3,611.00	發酵廠第二期
21	420.00	過濾廠第二期
22	5,820.00	倉庫

大樓編號	建築面積（平方米）	用途
23	576.00	機器維修廠
24	1,193.00	變壓器房及回收廢水房
25	194.00	1萬伏特電機房
26	97.00	液體倉庫
合計：	31,585.40	

4. 根據上述國有土地使用權證及房屋所有權證，該物業之地址為豐收路34號。經中國法律意見確認，由於石家莊市地名辦公室重新編排石家莊市市區街道之門牌號數，該物業目前所用之地址自一九九七年四月已改為豐收路47號，亦即是本估值證書所用之地址，該等修改並無影響石家莊製藥集團持有之土地使用權及房屋所有權。

5. 根據中國法律意見，吾等知悉該物業之業權、批授主要批文、許可證及文件之現況如下：

   (a) 國有土地使用權證 有

   (b) 房屋所有權證 有

6. 中國法律意見表示：

   (a) 石家莊製藥已取得地盤面積為87,724.82平方米之物業土地使用權，年期由一九九六年九月十九日至二零四六年九月十九日止50年，於轉讓物業時須支付人民幣5,517,830元之土地出讓金。該物業地盤面積約為49,681.83平方米之部份由中抗租用，租期由一九九六年十一月十九日至二零二五年八月十六日。

   河北藥廠與中抗就租賃該物業部份之租約將會終止，而石家莊製藥須於轉讓該物業之土地使用權予 貴集團前支付土地出讓金。該等程序現正進行中。根據收購協議，石家莊製藥須承擔土地出讓金及所有其他有關費用。於完成有關程序方面並無任何法律障礙。於石家莊製藥完成上述程序後， 貴集團會取得轉讓、抵押或租賃該物業之土地使用權之權利。 貴集團於取得土地使用權證方面並無任何法律障礙， 貴集團亦毋須支付任何土地出讓金或費用。

   (b) 石家莊製藥已取得該物業之房屋所有權。該物業建築面積為31,585.40平方米之部份由中抗租用。河北藥廠與中抗訂立之租約將會終止，而石家莊製藥須於轉讓房屋所有權予 貴集團前於房產管理局重新登記。石家莊製藥須承擔所有有關費用。於完成上述程序方面並無任何法律障礙。

   (c) 根據石家莊製藥所提供之資料，該物業之現有總建築面積中約有6,552.37平方米多於房屋所有權證所列明者。石家莊製藥須就該物業申請房屋所有權證及支付申請費用。石家莊製藥在完成有關申請方面並無任何法律障礙。

7. 吾等於進行估值時，已作出下列假設：

   (a) 於石家莊製藥完成申請程序後，該物業可於公開市場自由轉讓予第三者，而毋須支付土地出讓金或任何有關附帶費用。

   (b) 中國政府有關當局將授出有關發展該物業之一切同意、批文及許可證，且並無任何過苛之條件或不當延誤。

物業	概況及年期	佔用詳情	於二零零二年二月二十八日之現況下資本值
2. 位於中國河北省石家莊市豐收路47號之302號廠房	該物業包括建於地盤面積約20,000.00平方米土地上之一幢四／六層高作生產、食堂及倉庫用途之廠廈及一幢單層種植園。該等大樓大概於一九九六年落成。 該物業之概約建築面積如下： 廠廈　16,525.00平方米（177,875.10平方呎） 種植園　299.00平方米（3,218.44平方呎） 總計：　16,824.00平方米（181,093.54平方呎）	該物業由石家莊製藥集團用作生產、辦公室、食堂及倉庫。	人民幣39,700,000元

附註：

1. 根據中國法律意見，吾等知悉該物業之業權、批授主要批文、許可證及文件之現況如下：

   (a) 國有土地使用權證　　無

   (b) 房屋所有權證　　無

2. 中國法律意見表示：

   (a) 於發出中國法律意見之日，石家莊製藥尚未取得該物業之國有土地使用權證。石家莊製藥已於二零零二年四月申請有關證書，而於完成有關申請方面並無任何法律障礙。根據收購協議，石家莊製藥須承擔土地出讓金（如有）及與申請有關之所有其他有關費用。於完成上述程序後，貴集團會取得轉讓、抵押或租賃該物業之土地使用權之權利。貴集團於取得土地使用權證方面並無任何法律障礙，貴集團亦毋須支付任何土地出讓金或費用。

   (b) 石家莊製藥尚未取得該物業之房屋所有權證。石家莊已於二零零二年四月申請有關證書，並須承擔申請費用。石家莊製藥於完成有關申請及轉讓房屋所有權予貴集團方面並無任何法律障礙。

3. 吾等於進行估值時，已作出下列假設：

   (a) 於石家莊製藥完成申請程序後，該物業可於公開市場自由轉讓予第三者，而毋須支付土地出讓金或任何有關附帶費用；

   (b) 中國政府有關當局將授出有關發展該物業之一切同意、批文及許可證，且並無任何過苛之條件或不當延誤。

第二類 — 貴集團在中國將租用之物業

	物業	概況及年期	佔用詳情	於二零零二年二月二十八日之現況下資本值
3.	位於中國河北省石家莊市中山西路276號之401號廠房	該物業包括一幢四層高作生產、辦公室及倉庫用途之廠廈。地盤面積約為3,079.10平方米。該大樓大概於一九九一年落成。 該物業之建築面積約為4,603.00平方米（49,546.69平方呎）。	該物業將受一份石家莊製藥集團租予貴集團之租約所規限，年租為人民幣470,000元，租期由收購協議完成日期起計20年。 該物業由石家莊製藥集團佔用作生產及倉庫用途。	無商業價值

附註：

1. 石家莊製藥全資實益擁有之石家莊製藥集團歐意藥業有限公司已取得該物業之土地使用權及房屋所有權。

	物業	概況及年期	佔用詳情	於二零零二年二月二十八日之現況下資本值
4.	位於中國河北省石家莊市中華南大街、華星路6號之201、202、203及204號廠房	該物業包括四幢一至四層高作生產及倉庫用途之廠廈。該等大樓建於約24,468.90平方米之地盤上，大概於一九八五年、一九八八年、一九九零年及一九九三年落成。 該物業之總建築面積約為12,613.10平方米（135,767.41平方呎）。	該物業將受一份石家莊製藥集團租予貴集團之租約所規限，年租為人民幣1,110,000元，租期由收購協議完成日期起計20年。 該物業由石家莊製藥集團佔用作生產及倉庫用途。	無商業價值

附註：

1. 石家莊製藥已取得該物業之土地使用權及房屋所有權。

以下是物業及機器估值師威格斯(香港)有限公司就於二零零二年二月二十八日評估有關收購事項之機器價值所發出之函件全文，以供收錄於本通函。

威格斯(香港)有限公司
國際物業顧問
九龍
尖沙咀
彌敦道132號
美麗華大廈1607-12室


VIGERS
威格斯

敬啟者：

茲遵照　閣下之指示，對中國製藥企業投資有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)於日期為二零零二年四月二十二日之收購協議(「收購協議」)完成後將擁有之若干機器及設備(「設備」)進行估值。設備目前由石家莊製藥集團有限公司(「石家莊製藥」)及其附屬公司(不包括　貴集團)(統稱「石家莊製藥集團」)擁有。

本函件(為本估值報告之一部份)列出設備、估值範圍及性質、估值時採納之前提、所用之估值程序及估值結論。

吾等確認曾進行實地視察及作出有關查詢，並取得吾等認為必要之進一步資料，以便向　閣下呈報吾等對設備於二零零二年二月二十八日在持續使用之前提下之公平市值之意見。

緒言

貴集團主要從事生產及銷售原料藥產品，包括維生素、青霉素抗生素及頭孢菌素抗生素。

本函件為詳細之估值報告之一部份。估值報告包括：

- 本函件，其中列出估值之設備，說明調查之性質及範圍，以及呈列吾等之估值意見；
- 概要，其中載列設備之公平市值；
- 詳細目錄，提供每個主要加工系統或項目組合之規格及經評估之公平市值；
- 假設及限制條件；及
- 一般運作狀況聲明。

是項估值不包括租賃物業裝修、房地產物業及樓宇、辦公室傢俬、零件、日用品、現有物料、存貨、公司記錄及其他有關投資，以及可能存在之任何流動或無形資產。

設備位於中華人民共和國河北省石家莊市豐收路47號301及302號廠房、中山西路276號401號廠房以及中華南大街、華星路6號201、202、203及204號廠房。設備及石家莊製藥集團之其他設施主要用作生產不同種類（粉針、藥片及膠囊等）之抗生素製劑產品（如青霉素、阿莫西林、頭孢唑啉及頭孢哌酮產品）。估計每年之總生產能力約可達2,100,000,000單位。

估值前提

公平市值，乃指自願買賣雙方對全部有關事實均有合理認識，在非強迫且公平之情況下買賣設備得出之估計成交價。

持續使用乃假設有關設備將用作所設計及發展之用途或目前適合之用途。根據持續使用之前提估計之公平市值並非指在公開市場將有關設備拆件出售而可能變現之金額。

估值方法

吾等進行估值時，採用兩種估值方法 —— 成本方法及市場方法。

成本方法

成本方法乃假設知情之買方於購入設備時不會付出比同一用途之替代設備生產成本更高之價格。代價會就觀察所得或陳舊程度（不論由實質上、功能上或經濟上之因素所引起）釐定應計折舊。如無已知轉手市場，成本方法一般是顯示設備價值之最可靠指標。

市場方法

市場方法考慮近期就類似資產支付之價格，並且就該等參考市價作出調整以反映所評估資產與用作參考之資產在狀況及用途上之差異。如資產已存在轉手市場，即可用此方法進行估值。

調查及假設

吾等於達致估值意見前，已親自視察設備，研究市場情況及考慮：

- 設備之體積、特性及用途；
- 購入全新或建造或購入二手設備之估計成本（如存在可資比較之設備），以及建立或安裝成綜合實體之成本；
- 新設備之成本（扣除折舊），或因狀況、用途、已用年期、損耗及陳舊程度而產生之價值虧損；
- 可資比較之二手設備成本，並對市價作出正面或負面之調整，以反映所評估項目與一般用作參考之項目在狀況及用途上之差異；及
- 運作中之設備之買賣價，並扣除運費及安裝費。

在建工程乃尚未完成建設或安裝之資產。該等資產已於估值日按記錄成本基準估值。

吾等於視察時，發現設備一般處於良好運作狀況，並能按其所設計及建立之用途有效率地運作。設備已證實有良好之保養計劃。

吾等經已註明導致所評估設備與類似設備有所區別之任何延遲保養、實質損耗、運作失靈、缺乏效用或其他可觀察之狀況，並於估值時作出調整。

吾等並無調查使用設備之業務之現時或未來收益能力之任何有關財務資料。吾等假設未來收益會提供就設備之估值及未有包括在估值內之任何資產之價值而言乃屬合理之回報，以及充足之營運資金淨額。

根據上述之調查，吾等認為所評估之設備於二零零二年二月二十八日在持續使用之前提下之公平市值為人民幣54,482,015元（人民幣五千四百四十八萬二千零一十五元），有關金額載列於隨函附奉之估值概要。

如上文所述，有關公平市值並非指在公開市場將設備拆件出售或將設備另作其他用途而可能變現之金額。

就是項估值而言，吾等已審閱石家莊製藥集團向吾等提供之收購記錄及資產一覽表以及其他有關技術規格及文件。吾等於達致估值意見時，在很大程度上依賴該等記錄、一覽表、規格及文件。

吾等並無調查設備之所有權或其任何負擔。

吾等謹此證明，吾等在石家莊製藥集團或所估值之設備或所呈報之價值中並無任何現有或將擁有之權益。

此致

香港
灣仔
港灣道1號
會展廣場
辦公大樓28樓2802-6室
中國製藥企業投資有限公司
列位董事　台照

代表
威格斯（香港）有限公司

董事
何繼光
註冊專業測量師
MRICS AHKIS

機器及設備估值
顧問
李振錫
B.E. (Mech), MAE (Ord.)
ASME (USA), CSME, EIC (Canada)

二零零二年五月十日

附註：　李振錫乃機械工程師，於工廠機器估值方面積逾30年經驗，並曾在香港、中國及亞太區進行估值工作。

估值概要

		於二零零二年二月二十八日之現況下資本值 人民幣
1.	位於中國河北省石家莊市豐收路47號之301號廠房之機器及設備	19,243,150
2.	位於中國河北省石家莊市豐收路47號之302號廠房之機器及設備	15,000,000
3.	位於中國河北省石家莊市中山西路276號之401號廠房之機器及設備	7,200,000
4.	位於中國河北省石家莊市中華南大街、華星路6號之201、202、203及204號廠房之機器及設備	11,880,000
5.	位於中國河北省石家莊市豐收路47號之輔助機器	1,158,865
	總額：	54,482,015

1. 責任聲明

本通函載有遵照上市規則而提供之本公司有關資料。董事願就本通函所載該等資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及所信，本通函概無遺漏其他事實，以致其所載任何內容有所誤導。

2. 股本

本公司於最後實際可行日期及完成時之法定及已發行股本（不計及因行使根據本公司於一九九四年五月二十七日採納之購股期權計劃授出之購股期權而發行之任何股份）如下：

法定股本：		港元
1,500,000,000	股於最後實際可行日期之股份	150,000,000.00
1,500,000,000	股將根據本公司於二零零二年五月二十七日上午十時十分舉行之股東特別大會上提呈之第1項普通決議案而增設之股份	150,000,000.00
3,000,000,000		300,000,000.00

已發行及繳足及將予發行之股本：		
1,240,447,279	股於最後實際可行日期已發行之股份	124,044,727.90
219,111,382	股根據收購協議建議發行之代價股份	21,911,138.20
1,459,558,661		145,955,866.10

目前所有已發行股份在各方面與其他股份享有同等權益，特別是包括股息、表決權及資本方面之權利。除了無權收取於二零零二年四月二十二日就截至二零零一年十二月三十一日止年度宣派之末期股息外，代價股份於配發時將在各方面與當時之現有已發行股份享有同等權益。

本公司將向聯交所上市委員會作出申請，批准於完成後將予發行之代價股份上市及買賣。除本文所披露者外，本公司概無任何部份之股本在聯交所以外之任何證券交易所上市或買賣，現時亦無建議或尋求於任何其他證券交易所申請股份上市。

3. 權益披露

(a) 於最後實際可行日期，董事及本公司主要行政人員於本公司及其聯繫公司（按披露權益條例所界定）之股本中已根據披露權益條例第28條通知本公司及聯交所（包括根據披露權益條例第31條或附表第一部份視為或當作由彼等擁有之權益）或已記錄於根據披露權益條例第29條而保存之登記冊或已根據上市規則附錄十上市公司董事進行證券交易的標準守則已通知本公司及聯交所之實際權益如下：

(i) 於股份之權益

於最後實際可行日期，按本公司根據披露權益條例第29條保存之登記冊所記錄，董事或其聯繫人士概無於本公司之普通股擁有任何個人、家族、公司或其他權益。

(ii) 於可認購股份之購股期權之權益

董事姓名	行使期限	每股行使價	本公司購股期權數目	佔最後實際可行日期已發行股份總數之概約百分比
蔡東晨	二零零零年九月二十八日至二零零三年九月二十七日	0.62港元	10,000,000	0.81%
	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	5,000,000	0.40%
丁二剛	二零零零年九月二十八日至二零零三年九月二十七日	0.62港元	5,000,000	0.40%
	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	3,000,000	0.24%
劉　義	二零零零年八月二十日至二零零三年八月十九日	0.67港元	1,306,000	0.11%
	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	3,000,000	0.24%
曲繼廣	二零零零年八月二十日至二零零三年八月十九日	0.67港元	1,304,000	0.11%
	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	3,000,000	0.24%
岳　進	二零零零年八月二十日至二零零三年八月十九日	0.67港元	1,304,000	0.11%
	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	3,000,000	0.24%

董事姓名	行使期限	每股行使價	本公司購股期權數目	佔最後實際可行日期已發行股份總數之概約百分比
王憲軍	二零零零年九月二十八日至二零零三年九月二十七日	0.62港元	5,000,000	0.40%
	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	3,000,000	0.24%
魏福民	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	4,304,000	0.35%

除本文所披露者外，於最後實際可行日期，董事或本公司主要行政人員或其聯繫人士概無於本公司及其聯繫公司（按披露權益條例所界定）之股本中擁有任何已根據披露權益條例第28條或根據上市公司董事進行證券交易的標準守則通知本公司及聯交所（包括根據披露權益條例第31條或附表第一部份視為或當作由彼等擁有之權益）或根據披露權益條例第29條須記錄於該條所述之登記冊之權益。

(b) 獨立非執行董事李嘉士乃本公司法律顧問胡關李羅律師行之合夥人，該行將會就收購事項及持續關連交易之豁免申請向本公司收取一般專業費用。

(c) 董事概無於本通函日期仍然有效且對本公司及其附屬公司之業務而言乃屬重大之任何合約或安排中有重大利益關係。

(d) 於最後實際可行日期，董事概無於本集團任何成員公司自二零零一年十二月三十一日（即本集團最近期公佈之經審核綜合財務報表之結算日）以來所買賣或承租或擬買賣或承租之任何資產中擁有任何直接或間接權益。

4. 主要股東

於最後實際可行日期，據董事所知或經合理查詢後所能確定，下列人士直接或間接於附有權利可於所有情況下於本集團任何成員公司之股東大會上投票之任何類別股本面值中擁有10%或以上之權益：

主要股東名稱	股份數目	佔最後實際可行日期已發行股份總數之概約百分比
石家莊製藥	651,054,779 （附註）	52.49%

附註：在651,054,779股股份之中，25,000,000股股份由丁二剛先生以信託方式代石家莊製藥持有，另16,729,762股股份由石家莊製藥一間全資附屬公司中國詩薇製藥有限公司持有。

本集團成員公司名稱	主要股東名稱	於本集團成員公司之股份數目	概約股權百分比
中國天然藥物有限公司	Unipower Nutraceutical Limited	200	20%
M2b.com.hk Limited	Sesami (BVI) Limited	250,000	10%

除本文所披露者外，據董事所知，於最後實際可行日期概無任何人士直接或間接於附有權利可於所有情況下在本集團任何成員公司之股東大會中投票之任何類別股本面值中擁有10%或以上之權益。

5. 專業資格及同意書

以下為提供其意見或建議之專業人士資格，有關意見或建議已收錄於本通函：

滙富	根據香港法例第三三三章證券條例註冊之投資顧問
威格斯	土地、樓宇、廠房及機器估值師

(a) 於最後實際可行日期，滙富或威格斯並無於本公司或其任何附屬公司或聯繫公司之任何股份或可認購或任命他人認購本公司或其任何附屬公司或聯繫公司之任何股份之任何權利或購股權中實益或非實益擁有任何權益。

(b) 於最後實際可行日期，滙富或威格斯並無於本集團任何成員公司自二零零一年十二月三十一日（即本集團最近期公佈之經審核綜合財務報表之結算日）以來所買賣或承租或擬買賣或承租之任何資產中擁有任何直接或間接權益。

(c) 滙富及威格斯已就本通函之刊發給予同意書，同意按現時之形式及內容轉載其函件及引述其名稱，且迄今並無撤回同意書。

6. 訴訟

本公司或其任何附屬公司概無牽涉任何重大訴訟或仲裁，且據董事所知，本集團概無任何尚未了結或可能面臨之重大訴訟或仲裁。

7. 重大逆轉

於最後實際可行日期，據董事所知，自二零零一年十二月三十一日（即本集團最近期公佈之經審核財務報表之結算日）以來本集團之財政或經營狀況並無任何重大逆轉。

8. 服務合約

董事概無與本集團任何成員公司訂立並非於一年內屆滿或不可於一年內毋須賠償（法定賠償除外）而終止之服務合約。

9. 一般資料

(a) 本公司之公司秘書為李嘉士，彼為香港律師。

(b) 本公司之主要股份過戶登記處為秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

(c) 本通函之中英文本如有任何歧義，概以英文本為準。

10. 備查文件

下列文件由本通函日期起至二零零二年五月二十七日（包括該日）止期間之一般辦公時間內可於胡關李羅律師行之辦事處查閱，地址為香港中環康樂廣場一號怡和大廈27樓：

(a) 本公司之組織章程大綱及細則；

(b) 收購協議及終止協議；

(c) 有關租約及獲提供綜合服務之持續關連交易之協議初稿；

(d) 獨立董事委員會之推薦意見函件，全文載於本通函第十八頁；

(e) 滙富發出之函件，全文載於本通函第十九至二十六頁；

(f) 威格斯發出之函件及估值概要，全文載於本通函附錄甲及附錄乙；

(g) 本附錄第 5 段所述滙富及威格斯之同意書；及

(h) 本公司截至二零零一年十二月三十一日止年度之年報。

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（依據公司條例在香港註冊成立）

茲通告中國製藥企業投資有限公司（「本公司」）謹訂於二零零二年五月二十七日星期一上午十時二十分（或本公司於同日上午十時十分於同地點舉行之股東特別大會結束或休會後）假座香港灣仔港灣道一號萬麗海景酒店閣樓會議廳舉行股東特別大會，藉以考慮並酌情通過下列決議案為本公司之普通決議案（無論有否修訂）：

普通決議案

1. 「**動議**批准 (i) 本公司作為買方與 (ii) 本公司之控股股東石家莊製藥集團有限公司（「石家莊製藥」）及石家莊製藥之間接全資附屬公司石家莊製藥集團歐意藥業有限公司（「歐意藥業」）於二零零二年四月二十二日訂立，據此本公司同意按發行價每股 0.93 港元發行及配發 219,111,382 股本公司股本中每股面值 0.10 港元之股份（「代價股份」）支付總代價人民幣 216,000,000 元（折合約 203,800,000 港元），收購一間將於中華人民共和國成立主要從事生產醫藥製劑產品之有限公司（「中國公司」）之全部已發行股本（「收購事項」）之有條件協議（「協議」）（註有「A」字樣之副本已提呈大會並經由大會主席簽署以資識別）連同根據協議預期進行之所有其他交易（包括但不限於收購事項及發行代價股份），並授權本公司董事代表本公司 (i) 簽署、印章簽立、簽訂、完成、交付及辦理其酌情認為對實行協議及行使或執行本公司根據協議之權利而言乃屬必要或適宜之一切文件、契據、行動、事項及事宜，其中包括授權於協議成為無條件後完成協議及／或促使完成協議以及配發及發行於配發日期與本公司所有其他現有每股面值 0.10 港元之股份在各方面享有同等權利（收取本公司於二零零二年四月二十二日宣派截至二零零一年十二月三十一日止年度之末期股息之權利除外）之代價股份，以及 (ii) 對協議之條款作出或同意作出其酌情認為適宜及符合本公司利益之非重大修訂。」

2. 「**動議**批准將由石家莊市第二製藥廠與中國公司訂立主要有關生產氨苄西林及氨苄西林相關之粉針產品之加工服務安排（「該等交易」）及本公司或其代表向香港聯合交易所有限公司（「聯交所」）申請於截至二零零四年十二月三十一日止三個財政年度豁免就該等交易及因為該等交易而產生或與此有關之事項嚴格遵守聯交所證券上市規則第14章有關披露及批准之規定（「豁免申請」）（各項詳見本公司於二零零二年五月十日致股東之通函），並授權本公司董事就該等交易及豁免申請代表本公司辦理必要、適宜或權宜之事項。」

承董事會命
公司秘書
李嘉士

香港，二零零二年五月十日

附註：

(1) 凡有權出席上述大會並於會上投票之本公司股東均有權委任一名以上代表代其出席及於表決時投票。獲委任之代表毋須為本公司股東。

(2) 倘屬任何股份之聯名登記持有人，則任何一位該等人士均可在大會上就有關股份投票（不論親身或委派代表），猶如彼為唯一有權投票之人士；惟倘超過一名該等聯名持有人親身或委派代表出席大會，則只有出席大會而於股東名册上就有關股份排名首位之人士方可就有關股份投票。

(3) 茲隨附適用於大會之代表委任表格。

(4) 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或其續會指定舉行時間四十八小時前送交本公司之註册辦事處（地址為香港灣仔港灣道一號會展廣場辦公大樓28樓2802-2806室），方為有效。填妥及交回代表委任表格後， 閣下仍可親身出席大會並於會上投票。

此乃要件　請即處理

閣下如對本通函任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之股票經紀或其他註册證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**中國製藥企業投資有限公司**股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（於香港註冊成立之有限公司）

持續關連交易

獨立董事委員會之獨立財務顧問

滙富集團

滙富融資有限公司

獨立董事委員會函件載於本通函第十一頁。

獨立財務顧問滙富融資有限公司致獨立董事委員會之意見函件載於本通函第十二至十九頁。

中國製藥企業投資有限公司訂於二零零二年二月二十六日星期二上午十時三十分假座香港灣仔港灣道一號會展廣場辦公大樓 28 樓 2802-2806 室舉行股東特別大會，大會通告載於本通函第二十四至二十五頁。　閣下無論能否出席大會，敬請按照表格上印列之指示填妥代表委任表格，並盡快而無論如何須於大會指定舉行時間四十八小時前送交本公司之註册辦事處，地址為香港灣仔港灣道一號會展廣場辦公大樓 28 樓 2802-2806 室。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會並於會上投票。

二零零二年二月六日

目　錄

頁次

在本通函內，除文義另有所指，下列詞彙具有下列涵義：

「該公佈」	指	本公司於二零零二年一月十六日發出有關豐華交易、佳利交易及豁免申請之公佈
「聯繫人士」	指	按上市規則所賦予之涵義
「董事會」	指	本公司董事會
「該通函」	指	本公司於一九九九年五月二十一日就收購豐華及佳利之若干權益以及豐華及佳利分別與石家莊製藥集團於收購事項（定義見該通函）完成後訂立之持續關連交易而刊發之通函
「本公司」	指	中國製藥企業投資有限公司，於香港註册成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「股東特別大會」	指	本公司將舉行之股東特別大會，以批准（其中包括）豐華交易、佳利交易及豁免申請
「現有豁免」	指	聯交所於一九九九年七月二十九日向本公司授出有關豐華及佳利分別與石家莊製藥集團訂立之持續關連交易之豁免
「豐華」	指	河北豐華製藥有限公司，於一九九四年二月二十六日在中國成立之中外合資經營企業，其99%股權由本公司擁有
「豐華交易」	指	豐華與石家莊製藥集團之關連交易
「本集團」	指	本公司及其附屬公司
「獨立董事委員會」	指	本公司之獨立董事委員會，由霍振興先生及齊謀甲先生組成

「獨立股東」	指	石家莊製藥集團及其聯繫人士以外之股東
「佳利」	指	石家莊佳利製藥有限公司，於一九九六年三月十三日在中國成立之中外合資經營企業，其99%股權由本公司擁有
「佳利交易」	指	佳利與石家莊製藥集團之關連交易
「滙富」	指	滙富融資有限公司，根據香港法例第三三三章證券條例註册之投資顧問
「最後實際可行日期」	指	二零零二年二月一日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新豁免」	指	本公司已向聯交所提交之豁免，申請豁免就有關交易嚴格遵守有關上市規則
「中國」	指	中華人民共和國
「披露權益條例」	指	香港法例第三九六章證券（披露權益）條例
「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	股份持有人
「石家莊製藥」	指	石家莊製藥集團有限公司，於中國成立之有限責任公司，為本公司之控股股東
「石家莊製藥集團」	指	石家莊製藥及其附屬公司（不包括本集團）
「聯交所」	指	香港聯合交易所有限公司

「豁免申請」	指	本公司向聯交所申請持續豁免就豐華交易及佳利交易嚴格遵守上市規則第14章有關披露及股東批准之規定
「人民幣」	指	中國法定貨幣
「港元」	指	香港法定貨幣

就本通函而言，除另有註明者外，所用之滙率1港元＝人民幣1.069元（如適用）僅作說明之用，並不構成任何款項曾經、可以或可能兌換之陳述。

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（於香港註冊成立之有限公司）

執行董事：

蔡東晨（主席）
丁二剛
劉　義
曲繼廣
王憲軍
魏福民
魏國平
岳　進

註冊辦事處：

香港
灣仔
港灣道一號
會展廣場
辦公大樓28樓
2802-2806室

＊獨立非執行董事：

霍振興
李嘉士
齊謀甲

敬啟者：

持續關連交易

1. 緒言

於二零零二年一月十六日，本公司宣佈聯交所於一九九九年七月二十九日授出，毋須就該通函所披露豐華及佳利分別與石家莊製藥集團之持續關連交易嚴格遵守上市規則有關規定之現有豁免已於二零零一年十二月三十一日屆滿。董事已向聯交所申請新豁免。

由於石家莊製藥集團及其聯繫人士合共實益擁有本公司已發行股本約52.49%，豐華及佳利分別與石家莊製藥集團之交易按上市規則構成本公司之關連交易，須獲獨立股東批准。此外，由於豐華交易及佳利交易將會持續進行，本公司已向聯交所申請於截至二零零四年十二月三十一日止三個財政年度豁免根據上市規則就豐華交易及佳利交易嚴格遵守有關之披露及批准規定。

本通函旨在向　閣下提供有關豐華交易、佳利交易及新豁免之進一步資料。

2. 持續關連交易

董事預期，石家莊製藥集團將分別與豐華及佳利持續進行下列交易，該等交易將構成關連交易：

銷售及採購

豐華及佳利分別與石家莊製藥集團互相銷售若干製藥原料（包括氨苄西林鈉、氨苄西林、阿莫西林、有關化學品及包裝物料）。董事預期該等交易將於該公佈發出後繼續進行。該等交易一直並將會繼續參照市價按一般商業條款及公平原則之基準於豐華及佳利之日常業務範圍內進行。

(A) 豐華向石家莊製藥集團進行之銷售

豐華向石家莊製藥集團銷售阿莫西林及氨苄西林作為抗生素製劑之原料。售予石家莊製藥集團之豐華產品之售價乃經石家莊製藥集團與豐華按公平原則磋商，並經參照豐華所提供之價目表後釐定。

於一九九九年九月一日至一九九九年十二月三十一日期間及截至二零零零年十二月三十一日止財政年度，豐華向石家莊製藥集團銷售阿莫西林及氨苄西林之銷售額分別約達人民幣25,796,000元（折合約24,131,000港元）及人民幣99,116,000元（折合約92,718,000港元），分別佔本集團截至二零零零年十二月三十一日止兩個財政年度各年之銷售總額約2.9%及9.3%。豐華此等銷售亦分別佔本集團截至二零零零年十二月三十一日止兩個財政年度各年之經審核綜合有形資產淨值約2.4%及8.4%。豐華於二零零一年一月一日至二零零一年十二月三十一日期間向石家莊製藥集團銷售阿莫西林及氨苄西林之未經審核價值約達人民幣95,260,000元（折合約89,111,000港元），佔本集團截至二零零零年十二月三十一日止財政年度之銷售額約9.0%，另佔本集團截至二零零零年十二月三十一日止財政年度之經審核綜合有形資產淨值約8.1%。

(B) 佳利向石家莊製藥集團進行之銷售

佳利向石家莊製藥集團銷售氨苄西林鈉作為抗生素製劑之原料。售予石家莊製藥集團之佳利產品之售價乃經石家莊製藥集團與佳利按公平原則磋商，並經參照佳利所提供之價目表後釐定。

於一九九九年九月一日至一九九九年十二月三十一日期間及截至二零零零年十二月三十一日止財政年度，佳利向石家莊製藥集團銷售氨苄西林鈉之銷售額分別約達人民幣8,054,000元（折合約7,534,000港元）及人民幣10,476,000元（折合約9,800,000港元），分別佔本集團截至二零零零年十二月三十一日止兩個財政年度各年之銷售總額約0.9%及1.0%。佳利此等銷售亦分別佔本集團截至二零零零年十二月三十一日止兩個財政年度各年之經審核綜合有形資產淨值約0.7%及0.9%。佳利於二零零一年一月一日至二零零一年十二月三十一日期間向石家莊製藥集團銷售氨苄西林鈉之未經審核價值約達人民幣9,996,000元（折合約9,351,000港元），佔本集團截至二零零零年十二月三十一日止財政年度之銷售額約0.9%，另佔本集團截至二零零零年十二月三十一日止財政年度之經審核綜合有形資產淨值約0.9%。

鑑於市場需求，佳利於二零零二年利用生產氨苄西林鈉之部份生產設施製造一種新產品，名為頭孢哌酮鈉。預期佳利向石家莊製藥集團銷售之氨苄西林鈉將會減少，而佳利亦將會向石家莊製藥集團銷售頭孢哌酮鈉以生產抗生素製劑。

(C) 豐華向石家莊製藥集團進行之採購

豐華向石家莊製藥集團採購包裝物料及有關化學品。就石家莊製藥集團產品之採購價乃經石家莊製藥集團與豐華按公平原則磋商，並經參照石家莊製藥集團所提供之價目表後釐定。

於一九九九年九月一日至一九九九年十二月三十一日期間，豐華向石家莊製藥集團採購包裝物料及有關化學品之採購額約達人民幣461,000元（折合約431,000港元），佔本集團截至一九九九年十二月三十一日止財政年度之銷售額0.1%以下。豐華此等採購額亦佔本集團截至一九九九年十二月三十一日止財政年度之經審核綜合有形資產淨值0.1%以下。豐華於截至二零零零年十二月三十一日止財政年度內概無向石家莊製藥集團採購包裝物料及有關化學品。

豐華於二零零一年一月一日至二零零一年十二月三十一日期間向石家莊製藥集團採購有關化學品之未經審核價值約達人民幣26,358,000元（折合約24,657,000港元），佔本集團截至二零零零年十二月三十一日止財政年度之銷售額約2.5%，另佔本集團截至二零零零年十二月三十一日止財政年度之經審核綜合有形資產淨值約2.2%。由於豐華一間供應商於二零零一年加入石家莊製藥集團，故豐華於二零零一年向石家莊製藥集團採購有關化學品之金額有所增加。

董事預期於日後 (i) 豐華向石家莊製藥集團出售產品(包括阿莫西林及氨苄西林)所佔銷售總額不會超逾本集團於任何有關財政年度營業額之 12%;(ii) 佳利向石家莊製藥集團出售產品(包括氨苄西林鈉及頭孢哌酮鈉)所佔銷售總額不會超逾本集團於任何有關財政年度營業額之 3%;而 (iii) 豐華向石家莊製藥集團之採購總額不會超逾本集團於任何有關財政年度營業額之 4%。

3. 訂立該等交易之理由

本公司之主要業務為投資控股。本公司附屬公司之主要業務為製造及銷售製藥產品。

豐華主要從事製造及銷售半合成抗生素,包括氨苄西林及阿莫西林。豐華乃中國最大半合成抗生素生產商之一。

佳利主要從事製造及銷售氨苄西林鈉及頭孢哌酮鈉。佳利乃中國最大半合成抗生素生產商之一。

石家莊製藥集團主要從事製造及銷售製藥產品,包括原料藥及製劑。

藉着訂立豐華交易及佳利交易,本集團將可自石家莊製藥集團獲得可靠及優質之原料供應,從而受惠。另一方面,本集團亦可與其主要客戶石家莊製藥集團維持良好關係,以銷售其產品。

本公司預計石家莊製藥集團分別與豐華及佳利之業務將會增長。石家莊製藥集團計劃於二零零二年擴大阿莫西林製劑之生產能力,並擬向豐華購入更多阿莫西林。另一方面,隨着氨苄西林鈉之生產將於二零零二年減少,額外數量之氨苄西林將可供售予石家莊製藥集團。

4. 關連交易

由於石家莊製藥集團及其聯繫人士合共實益擁有本公司已發行股本約 52.49%,豐華及佳利分別與石家莊製藥集團之交易按上市規則構成本公司之關連交易,須獲獨立股東批准。

鑑於石家莊製藥集團在豐華交易及佳利交易存在利益關係,石家莊製藥集團及其聯繫人士將會放棄於股東特別大會就批准豐華交易及佳利交易之決議案投票。獨立董事委員會已獲委任就豐華交易、佳利交易及豁免申請之條款是否符合本公司利益及對獨立股東而言是否公平合理向獨立

股東提供意見。滙富（與本公司或其任何附屬公司之任何董事、主要行政人員或主要股東或彼等各自之任何聯繫人士概無關連）已獲委任為獨立財務顧問就豐華交易、佳利交易及豁免申請之條款向獨立董事委員會提供意見。

5. 申請新豁免

根據上市規則，上文第2段所述之交易在一般情況下須全面披露及／或事先取得獨立股東之批准。然而，由於該等交易一直並將會繼續在日常業務範圍內按一般商業條款及對股東而言屬公平合理之條款經常進行，董事認為就每宗該等交易作出披露或（如需要）尋求股東批准乃不切實際。因此，本公司已向聯交所申請於截至二零零四年十二月三十一日止三個財政年度豁免就豐華交易及佳利交易及因該等交易而產生或有關之事項遵守上市規則之有關規定，條件如下：

i. 該等交易之詳情將如上市規則第14.25(1)(A)至(D)條所述於本公司年報內披露；

ii. 獨立非執行董事將每年檢討任何持續關連交易，並於本公司有關財政年度之年報內確認：

   a. 該等交易乃於本集團日常業務範圍內訂立；

   b. 該等交易乃按本集團之訂價政策及一般商業條款訂立；

   c. 該等交易乃按就股東而言屬公平合理之條款訂立；

   d. 該等交易乃按(1)規範該等交易之協議條款或(2)倘無該等協議則按就股東而言不遜於獨立第三者可獲（或開出，視情況而定）之條款訂立；

   e. 在任何財政年度，豐華向石家莊製藥集團之總銷售額不超逾本集團公佈之有關年度經審核賬目所披露之經審核營業額12%；

   f. 在任何財政年度，佳利向石家莊製藥集團之總銷售額不超逾本集團公佈之有關年度經審核賬目所披露之經審核營業額3%；及

g. 在任何財政年度，豐華向石家莊製藥集團之總採購額不超逾本集團公佈之有關年度經審核賬目所披露之經審核營業額 4%；

iii. 本公司核數師將每年審閱該等交易，並致函董事會（副本由董事送呈聯交所）確認：

a. 該等交易已獲董事會批准；

b. 該等交易乃按本集團之訂價政策及一般商業條款訂立；

c. 該等交易乃按有關該等交易之協議條款訂立，或倘無該等協議則按不遜於獨立第三者可獲（或開出，視情況而定）之條款訂立；及

d. 該等交易並無超逾上文 (ii)(e) 至 (g) 分段所述之有關上限；

iv. 本公司之年報及賬目載列聲明，表示董事認為有關安排乃按上文 (ii)(a) 至 (g) 段所述之方式訂立；及

v. 石家莊製藥須向聯交所及本公司承諾，只要股份仍在聯交所上市，石家莊製藥會向本公司核數師全盤提供並促使其附屬公司向本公司核數師全盤提供有關賬冊及記錄，以供核數師按上文第 (iii) 段所述審閱豐華交易及佳利交易。

本公司明白，如上述協議之任何條款經過修改（除非有關協議之條款有所訂明）或如本集團與任何關連人士（定義見上市規則且受上市規則之有關規定規範）在日後訂立任何新協議或如超出上文所述之限額，除非本公司已申請並獲聯交所另行授予豁免，否則本公司必須遵守上市規則第 14 章處理關連交易之條文。

在獲得獨立股東批准新豁免之前及該公佈發出之後，豐華及佳利會繼續與石家莊製藥集團訂立豐華交易及佳利交易，然而董事預期該等交易各自之金額不會超逾 10,000,000 港元或本集團於二零零一年六月三十日未經審核綜合有形資產淨值 3%（以較高者為準）。倘該等金額超逾 10,000,000 港元或本集團於二零零一年六月三十日未經審核綜合有形資產淨值 3%（以較高者為準），本公司會遵守上市規則第 14 章之有關規定。

6. 股東特別大會

本公司將於二零零二年二月二十六日星期二上午十時三十分假座香港灣仔港灣道一號會展廣場辦公大樓 28 樓 2802-2806 室舉行股東特別大會，大會通告載於本通函第二十四至二十五頁。會上將會提呈普通決議案以批准豐華交易、佳利交易及豁免申請，而石家莊製藥集團及其聯繫人士將會放棄就批准豐華交易、佳利交易及豁免申請之決議案投票。

本通函隨附適用於股東特別大會之代表委任表格。 閣下無論能否出席大會，敬請按照表格上印列之指示填妥代表委任表格，並盡快而無論如何須於大會指定舉行時間四十八小時前送交本公司之註册辦事處，地址為香港灣仔港灣道一號會展廣場辦公大樓 28 樓 2802-2806 室。填妥及交回代表委任表格後， 閣下仍可親身出席大會或其任何續會並於會上投票。

7. 推薦意見

豐華交易及佳利交易乃於本集團日常業務範圍內按一般商業條款訂立。董事認為豐華交易及佳利交易對股東而言乃屬公平合理，並符合本公司之最佳利益。

敬請 閣下留意本通函第十一頁所載之獨立董事委員會函件及本通函第十二至十九頁所載由滙富致獨立董事委員會之函件。

8. 其他資料

敬請 閣下同時留意本通函附錄所載之其他資料。

此致

列位股東 台照

承董事會命
董事
王憲軍
謹啟

二零零二年二月六日

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（於香港註冊成立之有限公司）

敬啟者：

關連交易

本函件乃關於本公司於二零零二年二月六日刊發之通函（「通函」），而本函件乃通函一部份。除文義另有所指外，通函所界定之詞語在本函件內具有相同涵義。

吾等獲董事會委任就豐華交易及佳利交易之條款及豁免申請對本公司及股東之整體利益而言是否公平合理向獨立股東提供意見。

吾等敬請　閣下留意通函第四至十頁所載之董事會函件以及通函第十二至十九頁所載之滙富函件，當中載列滙富就豐華交易及佳利交易之條款以及豁免申請向吾等提供之意見及推薦意見，以及其意見及推薦意見之主要考慮因素及理由。

經考慮滙富之意見及推薦意見後，吾等認為豐華交易及佳利交易以及豁免申請乃符合本公司及股東之整體利益，而豐華交易及佳利交易乃按公平合理之條款進行。因此，吾等建議獨立股東投票贊成將會提呈以批准豐華交易及佳利交易以及豁免申請之決議案。

此致

列位獨立股東　台照

代表
獨立董事委員會
霍振興　　齊謀甲
謹啟

二零零二年二月六日

以下為滙富所編撰致獨立董事委員會之意見函件以供收錄於本通函。

Kingsway Group



香港中環夏慤道10號和記大廈5樓
電話號碼：(852) 2877-1830　傳真號碼：(852) 2868-3570

敬啟者：

持續關連交易－
與石家莊製藥集團之貿易安排

吾等獲委任為獨立董事委員會有關新豁免以及豐華交易及佳利交易之建議上限之獨立財務顧問，該等事項之詳情載於二零零二年二月六日致股東之通函（「延續通函」）第四至十頁「董事會函件」，而本函件為延續通函一部份。除文義另有所指外，本函件所用詞語與延續通函所界定者具有相同意義。

吾等在歸納意見之過程中倚靠延續通函所載之聲明、資料、意見及陳述以及董事向吾等提供之資料及陳述。吾等假設延續通函所載或所指或由董事提供（董事對此須負全責）之所有該等聲明、資料、意見、估值、報告及陳述在其作出或提供時乃屬真實、完整及準確，並將於延續通函寄發日期仍屬真實、完整及準確。吾等亦假設董事於延續通函內所作有關信念、意見及意向之所有聲明乃經周詳及審慎之查詢後合理地作出。

吾等認為吾等已獲提供足夠資料為吾等之推薦意見建立合理基礎。吾等亦已獲董事告知延續通函並無遺漏任何重大事實，令延續通函有所誤導。吾等並無理由懷疑有任何有關資料或報告被隱瞞，亦未有察覺任何事實或情況顯示吾等獲提供之資料或向吾等作出之陳述乃屬失實、不準確

或誤導。然而，吾等並無就董事所提供之資料進行任何獨立核證，亦無就豐華交易及佳利交易，貴公司及石家莊製藥集團或其各自之任何附屬公司及聯營公司之業務、狀況及前景，有關 貴集團業務及產品之技術及具體產業情況，或 貴集團業務及產品之現況或前景進行獨立調查。

主要考慮因素及理由

吾等在考慮新豁免之條款及建議之上限對獨立股東而言是否公平合理時，特別加以考慮以下之因素及理由：

(A) 訂立豐華交易及佳利交易之理由

貴公司之主要業務為投資控股，其附屬公司之主要業務為製造及銷售製藥產品。豐華主要從事製造及銷售半合成抗生素，包括氨苄西林及阿莫西林。佳利主要從事製造及銷售氨苄西林鈉及頭孢哌酮鈉。另方面，石家莊製藥集團主要從事製造及銷售製藥產品，包括原料藥及製劑。吾等獲悉豐華及佳利乃中國最大半合成抗生素生產商之一，而石家莊製藥集團乃中國最大製藥集團之一。

佳利及豐華與石家莊製藥集團之貿易關係在 貴公司於一九九九年向石家莊製藥集團收購佳利及豐華 99% 權益（「收購事項」）之前開始。在收購事項完成前，佳利及豐華均為石家莊製藥集團之間接全資附屬公司。佳利及豐華分別與石家莊製藥集團互相銷售若干抗生素製藥原料（包括氨苄西林鈉、氨苄西林、阿莫西林、有關化學品及包裝物料）。在收購事項完成後，豐華及佳利與石家莊製藥集團繼續進行貿易。

吾等從董事了解到 貴集團過往從石家莊製藥集團收取貨款或獲取原料之供應從未遇上任何重大問題，而與石家莊製藥集團之買賣交易乃按不遜於獨立客戶及供應商（視情況而定）之條款（包括定價結構）而進行。

佳利及豐華均備有價目表列出其產品之參考價格，該等價格乃按市場狀況釐定（例如其他競爭者所報之價格），可隨着市場狀況轉變而調整。該等參考價格乃佳利及豐華所用之參

考基準，而向各別客戶（例如石家莊製藥集團及獨立買方）收取之實際價格乃視乎多種因素而定，例如銷售量及有關客戶之信譽。吾等了解到售予石家莊製藥集團之豐華及佳利產品之售價乃參考豐華及佳利各自之價目表釐定。

同一定價機制適用於豐華向石家莊製藥集團採購包裝物料及有關化學品。豐華就包裝物料及有關化學品備有參考價格，該等價格乃按市場狀況釐定（例如其他供應商所報之價格），可隨着市場狀況轉變而調整。該等參考價格乃豐華所用之參考基準，而向各別供應商（包括石家莊製藥集團及獨立賣方）支付之實際價格乃視乎多種因素而定，例如採購量及供應商之可靠性。吾等了解到就石家莊製藥集團產品之採購價乃參考石家莊製藥集團所提供之價目表釐定。

透過繼續進行豐華交易及佳利交易， 貴集團可從石家莊製藥集團獲得可靠之優質原料供應，而 貴集團亦可與主要客戶石家莊製藥集團維持良好關係，向其銷售產品。

基於上述因素及考慮到石家莊製藥集團對 貴集團之產品預計會出現之需求及 貴集團對石家莊製藥集團之原料需求，吾等認為繼續與石家莊製藥集團進行買賣交易乃符合豐華及佳利之利益。

(B) 經修訂上限之基準

(i) 豐華向石家莊製藥集團進行之銷售

豐華向石家莊製藥集團銷售氨芐西林及阿莫西林作為抗生素製劑之生產原料。於一九九九年九月一日（即豐華成為 貴公司附屬公司後第一日）至一九九九年十二月三十一日期間及截至二零零零年十二月三十一日止財政年度，豐華向石家莊製藥集團銷售阿莫西林及氨芐西林之銷售額分別約達人民幣25,796,000元（折合約24,131,000港元）及人民幣99,116,000元（折合約92,718,000港元），分別佔 貴集團截至二零零零年十二月三十一日止兩個財政年度各年之營業總額約2.9%及9.3%。豐華於截至二零零一年十二月三十一日止財政年度向石家莊製藥集團銷售阿莫西林及氨芐西林之未經審核價值約達人民幣95,260,000元（折合約89,111,000港元），佔 貴集團截至二零零零年十二月三十一日止財政年度之營業總額約9.0%。

在比較下，上限之百分比明顯較上一段所述之百分比為高。董事表示彼等乃參考市場狀況、預計豐華向石家莊製藥集團銷售氨苄西林及阿莫西林之銷售量以及預測　貴集團在未來三個有關財政年度之營業額釐定，當中董事特別考慮到以下各項：

(a) 氨苄西林之銷售

在未來三個有關財政年度向石家莊製藥集團銷售氨苄西林之預測銷售額預計佔豐華之氨苄西林年度銷售總額50%。該百分比乃豐華向石家莊製藥集團銷售氨苄西林之過往記錄範圍內。

豐華於二零零二年之氨苄西林銷售總額預計會增加約30%。氨苄西林乃生產氨苄西林鈉之主要原料。由於佳利之氨苄西林鈉生產量因市場狀況關係將於二零零二年減少，預料會有更多氨苄西林可供銷售。在二零零三及二零零四年，預期豐華之氨苄西林銷售總額將會與二零零一年之銷售總額相同。

(b) 阿莫西林之銷售

在未來三個有關財政年度向石家莊製藥集團銷售阿莫西林之預測銷售額預計佔豐華之阿莫西林年度銷售總額55%，而過往豐華向石家莊製藥集團銷售阿莫西林之銷售額所佔之百分比介乎43.1%至54.6%。隨着石家莊製藥集團計劃在二零零二年擴大阿莫西林製劑之生產能力，預期該百分比會較高。在未來三個財政年度，預期豐華之阿莫西林銷售總額在　貴集團不斷改良生產設施從而提高生產能力之推動下將會有個位數之年度增長率。

(c) 貴集團之營業總額

董事預期隨着若干產品之生產能力擴大及出產若干新產品（包括頭孢哌酮鈉），　貴集團於二零零二年之營業總額將會較二零零一年之營業總額顯著增加。於二零零三及二零零四年，基於並無重大之新擴展項目，故預計　貴集團之營業總額之年度增長將會放慢至個位數增長率。營業總額之輕微增長預期由若干以提高　貴集團生產效率為目標之小型項目所帶動。

考慮到上述因素以及預留足夠之增長空間及賦予更大之靈活性以應付潛在之市場波動及　貴集團未來業務之發展，董事建議將經修訂上限定為豐華於任何有關財政年度向石家莊製藥集團之銷售總額不超過　貴集團營業額之12%。

(ii) 佳利向石家莊製藥集團進行之銷售

佳利向石家莊製藥集團銷售氨苄西林鈉作為抗生素製劑之生產原料。於一九九九年九月一日（即佳利成為 貴公司附屬公司後第一日）至一九九九年十二月三十一日期間及截至二零零零年十二月三十一日止財政年度，佳利向石家莊製藥集團銷售氨苄西林鈉之銷售額分別約達人民幣8,054,000元（折合約7,534,000港元）及人民幣10,476,000元（折合約9,800,000港元），分別佔 貴集團截至二零零零年十二月三十一日止兩個財政年度各年之營業總額約0.9%及1.0%。佳利截至二零零一年十二月三十一日止財政年度向石家莊製藥集團銷售氨苄西林鈉之未經審核價值約達人民幣9,996,000元（折合約9,351,000港元），佔 貴集團截至二零零零年十二月三十一日止財政年度之營業總額約0.9%。

董事表示彼等乃參考市場狀況、預計佳利向石家莊製藥集團銷售氨苄西林鈉及頭孢哌酮鈉（ 貴集團一種新產品）之銷售量以及預測 貴集團在未來三個有關財政年度之營業額釐定經修訂上限之百分比，當中董事特別考慮到上文所述 貴集團在未來三個財政年度之預測營業總額，及以下兩方面：

(a) 氨苄西林鈉之銷售

在未來三個有關財政年度向石家莊製藥集團銷售氨苄西林鈉之預測銷售額預計佔佳利之氨苄西林鈉年度銷售總額約21%。該百分比乃佳利向石家莊製藥集團銷售氨苄西林鈉之過往記錄範圍內。基於市場需求，佳利在二零零二年開始利用其生產氨苄西林鈉之部份能力生產名為頭孢哌酮鈉之新產品。因此，在未來三個財政年度各年之氨苄西林鈉生產量將會較二零零一年有所減少，而佳利之氨苄西林鈉銷售總額及佳利向石家莊製藥集團銷售氨苄西林鈉之銷售額將會較二零零一年相應減少。於截至二零零四年十二月三十一日止三個財政年度各年之有關銷售額將會相同。

(b) 頭孢哌酮鈉之銷售

如上文所述，鑑於市場狀況轉變，佳利開始利用其現有生產氨苄西林鈉之部份能力生產頭孢哌酮鈉，乃 貴集團一種新產品。在未來三個有關財政年度向石家莊製藥集團銷售頭孢哌酮鈉之預測銷售額預計佔佳利之頭孢哌酮鈉銷售總額約22%。在二零零三及二零零四年，預期佳利之頭孢哌酮鈉銷售總額會分別較上一個財政年度增長10%及9%。

考慮到上述因素以及預留足夠之增長空間及賦予更大之靈活性以應付潛在之市場波動及　貴集團未來業務之發展，董事建議將經修訂上限定為佳利於任何有關財政年度向石家莊製藥集團之銷售總額不超過　貴集團營業額之3%。

(iii) 豐華向石家莊製藥集團進行之採購

豐華向石家莊製藥集團採購包裝物料及有關化學品。於一九九九年九月一日（即豐華成為　貴公司附屬公司後第一日）至一九九九年十二月三十一日期間，豐華向石家莊製藥集團採購包裝物料及有關化學品之採購額約達人民幣461,000元（折合約431,000港元），佔　貴集團截至一九九九年十二月三十一日止財政年度之營業總額0.1%以下。豐華於截至二零零零年十二月三十一日止財政年度內概無向石家莊製藥集團採購包裝物料及有關化學品。豐華於截至二零零一年十二月三十一日止財政年度向石家莊製藥集團採購有關化學品之未經審核價值約達人民幣26,358,000元（折合約24,657,000港元），佔　貴集團截至二零零零年十二月三十一日止財政年度之營業總額約2.5%。

在比較下，豐華於截至二零零一年十二月三十一日止兩個財政年度向石家莊製藥集團之採購額大幅波動。董事回應詢問時表示豐華於一九九九年成為　貴公司附屬公司之前，倚靠石家莊製藥集團一間附屬公司代為採購原料。在豐華於一九九九年八月成為　貴公司附屬公司不久之後，　貴公司一間附屬公司接辦採購工作，因此豐華於一九九九年八月後向石家莊製藥集團之採購額甚微，並且於二零零零年再無向對方採購記錄。然而，於二零零一年豐華一間有關化學品供應商成為石家莊製藥集團之附屬公司，因而令豐華向石家莊製藥集團之採購額在二零零一年顯著增加。

董事表示彼等乃參考市場狀況、預計豐華向石家莊製藥集團之採購量以及預測　貴集團在未來三個有關財政年度之營業額釐定上限之百分比。董事表示豐華向石家莊製藥集團採購之原料乃用於生產氨苄西林及阿莫西林。由於彼等預計氨苄西林及阿莫西林之生產量在截至二零零四年十二月三十一日止三個財政年度各年將會增加，向石家莊製藥集團之原料採購亦會隨着生產量之該等預計增長而增加。考慮到上文所討論　貴集團之

預計營業總額以及上文所討論參考阿莫西林及氨芐西林之預計生產量而得出豐華向石家莊製藥集團之預計採購額，以及預留足夠之增長空間及賦予更大之靈活性以應付潛在之市場波動及　貴集團未來業務之發展，董事建議將經修訂上限定為豐華於任何有關財政年度向石家莊製藥集團之採購總額不超過　貴集團營業額之4%。

(C) 新豁免之條件

新豁免附帶以下條件：

(i) 該等交易之詳情將如上市規則第14.25(1)(A)至(D)條所述於　貴公司年報內披露；

(ii) 獨立非執行董事將每年檢討任何持續關連交易，並於　貴公司有關財政年度之年報內確認：

(a) 該等交易乃於　貴集團日常業務範圍內訂立；

(b) 該等交易乃按　貴集團之訂價政策及一般商業條款訂立；

(c) 該等交易乃按就股東而言屬公平合理之條款訂立；

(d) 該等交易乃按(1)規範該等交易之協議條款或(2)倘無該等協議則按就股東而言不遜於獨立第三者可獲（或開出，視情況而定）之條款訂立；

(e) 在任何財政年度，豐華向石家莊製藥集團之總銷售額不超逾　貴集團公佈之有關年度經審核賬目所披露之經審核營業額12%；

(f) 在任何財政年度，佳利向石家莊製藥集團之總銷售額不超逾　貴集團公佈之有關年度經審核賬目所披露之經審核營業額3%；及

(g) 在任何財政年度，豐華向石家莊製藥集團之總採購額不超逾　貴集團公佈之有關年度經審核賬目所披露之經審核營業額4%；

(iii) 貴公司核數師將每年審閱該等交易，並致函董事會（副本由董事送呈聯交所）確認：

(a) 該等交易已獲董事會批准；

(b) 該等交易乃按 貴集團之訂價政策及一般商業條款訂立；

(c) 該等交易乃按有關該等交易之協議條款訂立，或倘無該等協議則按不遜於獨立第三者可獲（或開出，視情況而定）之條款訂立；及

(d) 該等交易並無超逾上文 (ii)(e) 至 (g) 分段所述之有關上限；

(iv) 貴公司之年報及賬目載列聲明，表示董事認為有關安排乃按上文 (ii)(a) 至 (g) 段所述之方式訂立；及

(v) 石家莊製藥須向聯交所及 貴公司承諾，只要股份仍在聯交所上市，石家莊製藥會向 貴公司核數師全盤提供並促使其附屬公司向 貴公司核數師全盤提供有關賬冊及記錄，以供核數師按上文第 (iii) 段所述審閱豐華交易及佳利交易。

基於以上之條件，吾等認為獨立股東之權益會得到適當保障。

意見

經考慮上述因素及理由後，吾等認為包含建議上限之新豁免對獨立股東而言乃公平合理，而進行豐華交易及佳利交易乃符合 貴公司及股東之整體利益。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成將於股東特別大會提呈以批准包含經修訂上限之新豁免之普通決議案。

此致

香港
灣仔
港灣道一號
會展廣場
辦公大樓 28 樓
2802-2806 室
中國製藥企業投資有限公司
獨立董事委員會 台照

代表
滙富融資有限公司
董事
林家禎
謹啟

二零零二年二月六日

1. 責任聲明

本通函載有遵照上市規則而提供之本公司有關資料。董事（魏國平先生抱恙告假除外）願就本通函所載該等資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及所信，本通函概無遺漏其他事實，以致其所載任何內容有所誤導。

2. 權益披露

於最後實際可行日期，董事及本公司主要行政人員於本公司及其聯繫公司（按披露權益條例所界定）之股本中已根據披露權益條例第28條通知本公司及聯交所（包括根據披露權益條例第31條或附表第一部份視為或當作由彼等擁有之權益）或已記錄於根據披露權益條例第29條而保存之登記冊或已根據上市規則附錄十上市公司董事進行證券交易的標準守則已通知本公司及聯交所之實際權益如下：

(i) 於股份之權益

於最後實際可行日期，按本公司根據披露權益條例第29條保存之登記冊所記錄，董事或其聯繫人士概無於本公司之普通股擁有任何個人、家族、公司或其他權益。

(ii) 於可認購股份之購股期權之權益

董事姓名	行使期限	每股行使價	本公司購股期權數目
蔡東晨	二零零零年九月二十八日至二零零三年九月二十七日	0.62港元	10,000,000
	二零零二年二月十六日至二零零五年二月十五日	0.61港元	5,000,000
丁二剛	二零零零年九月二十八日至二零零三年九月二十七日	0.62港元	5,000,000
	二零零二年二月十六日至二零零五年二月十五日	0.61港元	3,000,000
劉　義	二零零零年八月二十日至二零零三年八月十九日	0.67港元	1,306,000
	二零零二年二月十六日至二零零五年二月十五日	0.61港元	3,000,000

董事姓名	行使期限	每股行使價	本公司購股期權數目
曲繼廣	二零零零年八月二十日至二零零三年八月十九日	0.67港元	1,304,000
	二零零二年二月十六日至二零零五年二月十五日	0.61港元	3,000,000
岳　進	二零零零年八月二十日至二零零三年八月十九日	0.67港元	1,304,000
	二零零二年二月十六日至二零零五年二月十五日	0.61港元	3,000,000
王憲軍	二零零零年九月二十八日至二零零三年九月二十七日	0.62港元	5,000,000
	二零零二年二月十六日至二零零五年二月十五日	0.61港元	3,000,000
魏福民	二零零二年二月十六日至二零零五年二月十五日	0.61港元	4,304,000

(c) 獨立非執行董事李嘉士乃本公司法律顧問胡關李羅律師行之合夥人，該行將會就豐華交易、佳利交易及豁免申請向本公司收取一般專業費用。

(d) 除本文所披露者外，於最後實際可行日期，董事或本公司主要行政人員或其聯繫人士概無於本公司及其聯繫公司（按披露權益條例所界定）之股本中擁有任何已根據披露權益條例第28條或根據上市公司董事進行證券交易的標準守則通知本公司及聯交所（包括根據披露權益條例第31條或附表第一部份視為或當作由彼等擁有之權益）或根據披露權益條例第29條須記錄於該條所述之登記冊之權益。

(e) 董事概無於本通函日期仍然有效且對本公司及其附屬公司之業務而言乃屬重大之任何合約或安排中有重大利益關係。

(f) 於最後實際可行日期，董事概無於本集團任何成員公司自二零零零年十二月三十一日（即本集團最近期公佈之經審核綜合財務報表之結算日）以來所買賣或承租或擬買賣或承租之任何資產中擁有任何直接或間接權益。

3. 主要股東

於最後實際可行日期，據董事所知或經合理查詢後所能確定，下列人士直接或間接於附有權利可於所有情況下於本集團任何成員公司之股東大會上投票之任何類別股本面值中擁有10%或以上之權益：

主要股東名稱	股份數目	佔現有已發行股本之概約百分比
石家莊製藥	651,054,779 （附註）	52.49%

附註：在651,054,779股股份之中，25,000,000股股份由丁二剛先生以信託方式代石家莊製藥持有，另16,729,762股股份由石家莊製藥一間全資附屬公司中國詩薇製藥有限公司持有。

本集團成員公司名稱	主要股東名稱	於本集團成員公司之股份數目	概約股權百分比
中國天然藥物有限公司	Unipower Nutraceutical Limited	200	20%
M2b.com.hk Limited	Sesami (BVI) Limited	250,000	10%

除本文所披露者外，據董事所知，於最後實際可行日期概無任何人士直接或間接於附有權利可於所有情況下在本集團任何成員公司之股東大會中投票之任何類別股本面值中擁有10%或以上之權益。

4. 專業資格及同意書

(a) 滙富乃根據香港法例第三三三章證券條例註册之投資顧問。

(b) 於最後實際可行日期，滙富並無於本公司或其任何附屬公司或聯繫公司之任何股份或可認購或任命他人認購本公司或其任何附屬公司或聯繫公司之任何股份之任何權利或購股權中實益或非實益擁有任何權益。

(c) 於最後實際可行日期，滙富並無於本集團任何成員公司自二零零零年十二月三十一日（即本集團最近期公佈之經審核綜合財務報表之結算日）以來所買賣或承租或擬買賣或承租之任何資產中擁有任何直接或間接權益。

(d) 滙富已就本通函之刊發給予同意書，同意按現時之形式及內容轉載其函件及引述其名稱，且迄今並無撤回同意書。

5. 重大逆轉

於最後實際可行日期，據董事所知，自二零零零年十二月三十一日（即本集團最近期公佈之經審核財務報表之結算日）以來本集團之財政或經營狀況並無任何重大逆轉。

6. 服務合約

董事概無與本集團任何成員公司訂立並非於一年內屆滿或不可於一年內毋須賠償（法定賠償除外）而終止之服務合約。

7. 一般資料

(a) 本公司之公司秘書為李嘉士，彼為香港律師。

(b) 本通函之中英文本如有任何歧義，概以英文本為準。

8. 備查文件

下列文件由即日起至二零零二年二月二十二日（包括該日）止期間之一般辦公時間內可於胡關李羅律師行之辦事處查閱，地址為香港干諾道中一號康樂廣場27樓：

(a) 本公司之組織章程大綱及細則；

(b) 該通函；

(c) 獨立董事委員會之推薦意見函件，全文載於本通函第十一頁；

(d) 滙富發出之函件，全文載於本通函第十二至十九頁；及

(e) 本附錄第4段所述滙富之同意書。

中國製藥企業投資有限公司
CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

（於香港註冊成立之有限公司）

茲通告中國製藥企業投資有限公司（「本公司」）謹訂於二零零二年二月二十六日星期二上午十時三十分假座香港灣仔港灣道一號會展廣場辦公大樓28樓2802-2806室舉行股東特別大會，藉以考慮並酌情通過下列決議案為本公司之普通決議案（無論有否修訂）：

普通決議案

「**動議**批准、確認及追認由(i)河北豐華製藥有限公司及石家莊佳利製藥有限公司（兩者均為本公司之附屬公司）與(ii)石家莊製藥集團有限公司及其附屬公司就買賣製藥原料而訂立之交易（「該等交易」）及本公司向香港聯合交易所有限公司（「聯交所」）申請於截至二零零四年十二月三十一日止三個財政年度豁免就該等交易以及因該等交易而產生或與此有關之事項嚴格遵守聯交所證券上市規則第14章有關披露及批准之規定（「豁免申請」）（全部詳見本公司於二零零二年二月六日致股東之通函），並授權本公司董事代表本公司就該等交易及豁免申請辦理必要、適當或權宜之事項。」

承董事會命
公司秘書
李嘉士

香港，二零零二年二月六日

附註：

(1) 凡有權出席上述大會並於會上投票之本公司股東均有權委任一名代表代其出席及投票。獲委任之代表毋須為本公司股東。

(2) 倘屬任何股份之聯名登記持有人，則任何一位該等人士均可在大會上就有關股份投票（不論親身或委派代表），猶如彼為唯一有權投票之人士；惟倘超過一名該等聯名持有人親身或委派代表出席大會，則只有出席大會而於有關股份股東名冊上排名首位之人士方可就有關股份投票。

(3) 茲隨附適用於大會之代表委任表格。

(4) 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或續會指定舉行時間四十八小時前送交本公司之註冊辦事處（地址為香港灣仔港灣道一號會展廣場辦公大樓28樓2802-2806室），方為有效。填妥及交回代表委任表格後，　閣下仍可親身出席大會並於會上投票。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **China Pharmaceutical Enterprise and Investment Corporation Limited**, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong with limited liability)

ONGOING CONNECTED TRANSACTIONS

Independent financial adviser to the Independent Board Committee



集
滙
團
富

KINGSWAY CAPITAL LIMITED

A letter from the Independent Board Committee is set out on page 11 of this circular.

A letter from Kingsway Capital Limited, the independent financial adviser, containing its advice to the Independent Board Committee is set out on pages 12 to 19 of this circular.

A notice convening an extraordinary general meeting of China Pharmaceutical Enterprise and Investment Corporation Limited to be held at Rooms 2802-6, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong at 10:30 a.m. on Tuesday, 26th February, 2002 is set out on pages 24 to 25 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible to the registered office of the Company in Hong Kong at Rooms 2802-6, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so desire.

6th February, 2002

CONTENTS

Page

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Announcement"	announcement of the Company dated 16th January, 2002 in respect of the Fenghua Transactions, Jiali Transactions and the Waiver Application
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Circular"	circular of the Company dated 21st May, 1999 in respect of the acquisition of certain interests in Fenghua and Jiali and the ongoing connected transactions entered into between each of Fenghua and Jiali after completion of the Acquisition (as defined in the Circular)
"Company"	China Pharmaceutical Enterprise and Investment Corporation Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"Extraordinary General Meeting"	an extraordinary general meeting of the Company to be held to approve, inter alia, the Fenghua Transactions, the Jiali Transactions and the Waiver Application
"Existing Waiver"	the waiver granted by the Stock Exchange on 29th July, 1999 to the Company in respect of the ongoing connected transactions between each of Fenghua and Jiali and the SPG Group
"Fenghua"	河北豐華制藥有限公司 (Hebei Fenghua Pharmaceutical Co., Ltd.), a Sino-foreign equity joint venture company established in the PRC on 26th February, 1994 and 99% of equity interest of which is owned by the Company
"Fenghua Transactions"	the connected transactions between Fenghua and the SPG Group
"Group"	the Company together with its subsidiaries
"Independent Board Committee"	an independent committee of the Board, comprising Mr. Huo Zhen Xing and Mr. Qi Mou Jia

"Independent Shareholders"	Shareholders other than the SPG Group and its associates
"Jiali"	石家庄佳利制藥有限公司 (Shijiazhuang Jiali Pharmaceutical Co., Ltd.), a Sino-foreign equity joint venture company established in the PRC on 13th March, 1996 and 99% of the equity interest of which is owned by the Company
"Jiali Transactions"	the connected transactions between Jiali and the SPG Group
"Kingsway"	Kingsway Capital Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Latest Practicable Date"	1st February, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"New Waiver"	the waiver submitted to the Stock Exchange on behalf of the Company applying for the waiver from strict compliance of the Listing Rules in respect of Transactions
"PRC"	the People's Republic of China
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	the holder(s) of the Shares
"SPG"	Shijiazhuang Pharmaceutical Group Company Limited, a limited liability company established in the PRC and the controlling shareholder of the Company
"SPG Group"	SPG together with its subsidiaries excluding the Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Waiver Application"	the application of the Company to the Stock Exchange for an ongoing waiver from strict compliance with the relevant disclosure and shareholders' approval requirements under Chapter 14 of the Listing Rules in respect of the Fenghua Transactions and the Jiali Transactions
"RMB"	Renminbi, the lawful currency of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

For the purpose of this announcement, unless otherwise indicated, the exchange rates at HK$1 = RMB$1.069 have been used, where applicable, for purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:

Cai Dong Chen *(Chairman)*
Ding Er Gang
Liu Yi
Qu Ji Guang
Wang Xian Jun
Wei Fu Min
Wei Guo Ping
Yue Jin

Independent Non-Executive Directors:

Huo Zhen Xing
Lee Ka Sze Carmelo
Qi Mou Jia

Registered Office: –

Rooms 2802-6
28th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

6th February, 2002

To the Shareholders

Dear Sir and Madam,

ONGOING CONNECTED TRANSACTIONS

1. INTRODUCTION

On 16th January, 2002, the Company announced that the Existing Waiver granted by the Stock Exchange on 29th July, 1999 from strict compliance with the relevant requirements of the Listing Rules in respect of the ongoing connected transactions between each of Fenghua and Jiali and the SPG Group as disclosed in the Circular expired on 31st December, 2001. The Directors have applied to the Stock Exchange for the New Waiver.

As SPG and its associates beneficially own an aggregate of approximately 52.49% of the issued share capital of the Company, transactions between each of Fenghua and Jiali and the SPG Group constitute connected transactions for the Company under the Listing Rules and are subject to approval from the Independent Shareholders. Furthermore, as the Fenghua Transactions and the Jiali Transactions will continue on a regular basis, the Company has applied to the Stock Exchange for a waiver for three financial years ending 31st December, 2004 from strict compliance with the relevant disclosure and approval requirements in respect of the Fenghua Transactions and the Jiali Transactions under the Listing Rules.

The purpose of this circular is to provide you with further information in respect of the Fenghua Transactions, the Jiali Transactions and the New Waiver.

2. ONGOING CONNECTED TRANSACTIONS

The Directors expect that the SPG Group will continuously enter into the following transactions with Fenghua and Jiali respectively, which will constitute connected transactions: –

Sales and Purchases

Each of Fenghua and Jiali and the SPG Group is selling certain pharmaceutical raw materials (including ampicillin sodium, ampicillin, amoxicillin, auxiliary chemical products and packaging materials) to each other. The Directors expect that such transactions will continue upon the issue of the Announcement. These transactions have been, and will continue to be, carried out in the ordinary and usual course of business of Fenghua and Jiali and on normal commercial terms by reference to market prices and on an arm's length basis.

(A) Sales by Fenghua to the SPG Group

Fenghua sells amoxicillin and ampicillin to the SPG Group as raw materials for the production of antibiotic medicine. The selling prices of the products of Fenghua to the SPG Group are reached after arm's length negotiation between the SPG Group and Fenghua and are made by reference to the price list supplied by Fenghua.

For the period between 1st September, 1999 and 31st December, 1999 and the financial year ended 31st December, 2000, the amount of sales of amoxicillin and ampicillin to the SPG Group by Fenghua was approximately RMB25,796,000 (equivalent to approximately HK$24,131,000) and RMB99,116,000 (equivalent to approximately HK$92,718,000) respectively, representing approximately 2.9% and 9.3% of the total sales of the Group for each of the two financial years ended 31st December, 2000 respectively. These sales of Fenghua also represent approximately 2.4% and 8.4% of the audited consolidated net tangible asset of the Group for each of the two financial years ended 31st December, 2000 respectively. The unaudited value of sales of amoxicillin and ampicillin by Fenghua to the SPG Group for the period between 1st January, 2001 to 31st December, 2001 amounted to approximately RMB95,260,000 (equivalent to approximately HK$89,111,000), which accounted for approximately 9.0% of the Group's sales for the financial year ended 31st December, 2000 and also represents approximately 8.1% of the audited consolidated net tangible asset of the Group for the financial year ended 31st December, 2000.

(B) Sales by Jiali to the SPG Group

Jiali sells ampicillin sodium to the SPG Group as raw materials for the production of antibiotic medicine. The selling prices of the products of Jiali to the SPG Group are reached after arm's length negotiation between the SPG Group and Jiali and are made by reference to the price list supplied by Jiali.

For the period between 1st September, 1999 and 31st December, 1999 and the financial year ended 31st December, 2000, the amount of sales of ampicillin sodium to the SPG Group by Jiali was approximately RMB8,054,000 (equivalent to approximately HK$7,534,000) and RMB10,476,000 (equivalent to approximately HK$9,800,000) respectively, representing approximately 0.9% and 1.0% of the total sales of the Group for each of the two financial years ended 31st December, 2000 respectively. These sales of Jiali also represent approximately 0.7% and 0.9% of the audited consolidated net tangible asset of the Group for each of the two financial years ended 31st December, 2000 respectively. The unaudited value of sales of ampicillin sodium by Jiali to the SPG Group for the period between 1st January, 2001 to 31st December, 2001 amounted to approximately RMB9,996,000 (equivalent to approximately HK$9,351,000), which accounted for approximately 0.9% of the Group's sales for the financial year ended 31st December, 2000 and also represents approximately 0.9% of the audited consolidated net tangible asset of the Group for the financial year ended 31st December, 2000.

In view of the demand in market, Jiali makes use of part of its production capacity of ampicillin sodium to manufacture a new product, namely cefoperazone sodium in 2002. It is expected that the sales of ampicillin sodium to the SPG Group will be reduced and cefoperazone sodium will also be sold by Jiali to the SPG Group for the production of antibiotic medicine.

(C) Purchases by Fenghua from the SPG Group

Fenghua purchases packaging materials and auxilliary chemical products from the SPG Group. The purchase prices of the products of the SPG Group are reached after arm's length negotiations between the SPG Group and Fenghua and are made by reference to the price list supplied by the SPG Group.

The amount of purchases of packaging materials and auxilliary chemical products by Fenghua from the SPG Group for the period between 1st September, 1999 and 31st December, 1999 amounted to approximately RMB461,000 (equivalent to approximately HK$431,000), which accounted for less than 0.1% of the Group's sales for the financial year ended 31st December, 1999. These purchases by Fenghua also represent less than 0.1% of the audited consolidated net tangible asset of the Group for the financial year ended 31st December, 1999. There were no purchases of packaging materials and auxilliary chemical products by Fenghua from the SPG Group during the financial year ended 31st December, 2000.

The unaudited value of purchases of auxilliary chemical products by Fenghua from the SPG Group for the period between 1st January, 2001 to 31st December, 2001 amounted to approximately RMB26,358,000 (equivalent to approximately HK$24,657,000), which accounted for approximately of 2.5% of the Group's sales for the financial year ended 31st December, 2000 and also represents approximately 2.2% of the audited consolidated net tangible asset of the Group for the financial year ended 31st December, 2000. Due to the fact that a supplier of Fenghua had joined the SPG Group in 2001, the purchases by Fenghua of auxilliary chemical products from the SPG Group in 2001 has been increased.

The Directors expect that in the future, (i) the aggregate amount of sales derived from products (including amoxicillin and ampicillin) sold by Fenghua to the SPG Group will not exceed 12% of the Group's turnover in any relevant financial year; (ii) the aggregate amount of sales derived from products (including ampicillin sodium and cefoperazone sodium) sold by Jiali to the SPG Group will not exceed 3% of the Group's turnover in any relevant financial year; and (iii) the aggregate amount of purchase by Fenghua from the SPG Group will not exceed 4% of the Group's turnover in any relevant financial year.

3. REASONS FOR THE TRANSACTIONS

The principal activity of the Company is investment holding. The principal activities of the subsidiaries of the Company are manufacture and sales of pharmaceutical products.

Fenghua is principally engaged in the manufacture and sale of semi-synthetic antibiotics including ampicillin and amoxicillin. Fenghua is one of the largest semi-synthetic antibiotics producers in the PRC.

Jiali is principally engaged in the manufacture and sale of ampicillin sodium and cefoperazone sodium. Jiali is also one of the largest semi-synthetic antibiotics producers in the PRC.

SPG Group is principally engaged in the manufacture and sale of pharmaceutical products, including raw materials and preparations.

By entering into the Fenghua Transactions and Jiali Transactions, the Group will be benefited from having a reliable source of supply of high quality raw materials from the SPG Group. On the other hand, the Group is able to maintain the relationship with its significant customer, SPG Group, for sales of its products.

The Company anticipates that there will be a growth of business between the SPG Group and Fenghua and Jiali respectively. SPG Group plans to expand the production capacity of amoxicillin preparations in 2002 and intends to acquire more amoxicillin from Fenghua. On the other hand, as the production of ampicillin sodium will be decreased in 2002, extra amount of ampicillin will be available for sale to the SPG Group.

4. CONNECTED TRANSACTION

As SPG and its associates beneficially own an aggregate of approximately 52.49% of the issued share capital of the Company, transactions between each of Fenghua and Jiali and the SPG Group constitute connected transactions for the Company under the Listing Rules and are subject to approval from the Independent Shareholders.

In view of the interests of SPG Group in the Fenghua Transactions and Jiali Transactions, SPG Group and its associates will abstain from voting in relation to the resolution approving the Fenghua Transactions and Jiali Transactions at the Extraordinary General Meeting. The Independent Board Committee has been appointed to advise the Independent Shareholders on whether or not the terms of the Fenghua Transactions, Jiali Transactions and the Waiver Application are in the interests of the Company and are fair and reasonable so far as the

Independent Shareholders are concerned. Kingsway, a party not connected with any of the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates as defined in the Listing Rules, has been appointed as an independent financial adviser to advise the Independent Board Committee regarding the terms of the Fenghua Transactions, the Jiali Transactions and the Waiver Application.

5. APPLICATION FOR NEW WAIVER

Under the Listing Rules, the transactions as stated in paragraph 2 above would normally require full disclosure and/or prior independent shareholders' approval. However, as such transactions have been, and will continue to be carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable so far as the Shareholders are concerned, the Directors consider that it would not be practical to make disclosure or, if necessary, obtain shareholder's approval for each transaction as it arises. Accordingly, the Company has applied to the Stock Exchange to grant a waiver for a period of 3 financial years up to 31st December, 2004 from the relevant requirements of the Listing Rules in respect of the Fenghua Transactions and Jiali Transactions as described above and matters arising out or in connection with such transactions on the conditions that :

i. details of the transactions will be disclosed in the Company's annual report as set out in Rule 14.25(1)(A) to (D) of the Listing Rules;

ii. the independent non-executive Directors will review annually any continued transactions and confirm in the Company's annual report of the relevant financial year that:

   a. the transactions have been entered into in the ordinary and usual course of the business of the Group;

   b. the transactions have been entered into in accordance with the pricing policies of the Group and on normal commercial terms;

   c. the transactions are on terms that are fair and reasonable so far as the Shareholders are concerned;

   d. the transactions have been entered into either (1) in accordance with the terms of the agreements governing such transactions, or (2) where there is no such agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties so far as the Shareholders are concerned;

   e. in any financial year, the aggregate sales of Fenghua to the SPG Group does not exceed 12% of the Group's audited turnover, as disclosed in the relevant published audited accounts;

   f. in any financial year, the aggregate sales of Jiali to the SPG Group does not exceed 3% of the Group's audited turnover, as disclosed in the relevant published audited accounts; and

g. in any financial year, the aggregate purchases by Fenghua from the SPG Group does not exceed 4% of the Group's audited turnover, as disclosed in the relevant published audited accounts;

iii. the auditors of the Company will review annually the transactions and write a letter to the board of Directors (a copy of which shall be provided to the Stock Exchange by the Directors) stating that:

a. the transactions have received approval of the board of Directors;

b. the transactions are in accordance with the pricing policies of the Group and on normal commercial terms;

c. the transactions have been entered into in accordance with the terms of the agreement relating to the transactions or, where there is no such agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and

d. the transactions have not exceeded the relevant cap referred to in sub-paragraphs (ii) (e) to (g) above;

iv. the Company's annual report and accounts shall contain a statement that, in the opinion of the Directors, the arrangement has been entered into in the manner as stated in paragraphs (ii) (a) to (g) above; and

v. SPG shall provide an undertaking to the Stock Exchange and the Company that for so long as the Shares are listed on the Stock Exchange, it will provide and procure its subsidiaries to provide the auditors of the Company with full access to the relevant books and records for the purpose of auditors' review of the Fenghua Transactions and the Jiali Transactions as referred to in paragraph (iii) above.

The Company understand that, if any terms of the agreement referred to above are altered (unless as provided for under the terms of the agreement) or if the Group enters into any new agreement with any connected persons (within the meaning of the Listing Rules and subject to the requirements set out in the Listing Rules) in the future or if the limits referred to above are exceeded, the Company must comply with the provision of chapter 14 of the Listing Rules dealing with connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

Prior to the obtaining of the approval from the Independent Shareholders on the New Waiver and following the issue of the Announcement, Fenghua and Jiali will continue to enter into the Fenghua Transactions and Jiali Transactions with the SPG Group, however, the Directors expect that the respective values of such transactions will not exceed the higher of HK$10,000,000 or 3% of the unaudited consolidated net tangible asset of the Group as at 30th June, 2001, should such values exceed the higher of HK$10,000,000 or 3% of the unaudited consolidated net tangible asset of the Group as at 30th June, 2001, the Company will comply with the relevant requirements under Chapter 14 of the Listing Rules.

6. EXTRAORDINARY GENERAL MEETING

A notice of the Extraordinary General Meeting to be held on Tuesday, 26th February, 2002 at 10:30 a.m. at Rooms 2802-6, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong is set out on pages 24 to 25 of this circular. An ordinary resolution will be proposed at the meeting to approve the Fenghua Transactions, the Jiali Transactions and the Waiver Application at which SPG Group and its associates will abstain from voting in relation to the resolution approving the Fenghua Transactions, the Jiali Transactions and the Waiver Application.

A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it as soon as possible to the registered office of the Company in Hong Kong, Rooms 2802-6, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong and in any event not later than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so desire.

7. RECOMMENDATION

The Fenghua Transactions and the Jiali Transactions have been entered into on normal commercial terms in the ordinary course of business of the Group. The Directors are of the view that the terms of the Fenghua Transactions and the Jiali Transactions are fair and reasonable so far as the Shareholders are concerned and in the best interest of the Company.

Your attention is drawn to the letter from the Independent Board Committee set out on page 11 of this circular and the letter from Kingsway to the Independent Board Committee set out on pages 12 to 19 of this circular.

8. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Wang Xian Jun
Director

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong with limited liability)

6th February 2002

To the Independent Shareholders

Dear Sir/Madam,

CONNECTED TRANSACTIONS

We refer to the circular dated 6th February, 2002 (the "Circular") of the Company of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context requires otherwise.

We have been appointed by the Board to advise the Independent Shareholders as to whether the terms of the Fenghua Transactions and the Jiali Transactions and the Waiver Application are fair and reasonable as far as the interests of the Company and the Shareholders taken as a whole are concerned.

We wish to draw your attention to the letter from the Board as set out on pages 4 to 10 of the Circular and the letter from Kingsway as set out on pages 12 to 19 of the Circular which contains, inter alia, its advice and recommendation to us regarding the terms of the Fenghua Transactions and the Jiali Transactions and the Waiver Application together with the principal factors and reasons for its advice and recommendation.

Having taken into account the advice and recommendation of Kingsway, we consider that the Fenghua Transactions and the Jiali Transactions and the Waiver Application are in the interests of the Company and the Shareholders taken as a whole and the Fenghua Transactions and the Jiali Transactions are conducted on terms that are fair and reasonable. Accordingly, we recommend that the Independent Shareholders should vote in favour of the resolution to be proposed to approve the Fenghua Transactions and Jiali Transactions and the Waiver Application.

Yours faithfully,
For and on behalf of
Independent Board Committee
Huo Zhen Xing and Qi Mou Jia

The following is the letter of advice from Kingsway to the Independent Board Committee prepared for the purpose of inclusion in this circular.

Kingsway Group



5/F., Hutchison House, 10 Harcourt Road, Central, Hong Kong.
Tel. No.: (852) 2877-1830 Fax No.: (852) 2868-3570

6th February, 2002

The Independent Board Committee
China Pharmaceutical Enterprise and
Investment Corporation Limited
Rooms 2802-6, 28th Floor, Office Tower
Convention Plaza
1 Harcourt Road
Wanchai
Hong Kong

Dear Sirs

ONGOING CONNECTED TRANSACTIONS –
TRADING ARRANGEMENTS WITH SPG GROUP

We have been appointed as the independent financial adviser to the Independent Board Committee in relation to the New Waiver and the proposed caps for the Fenghua Transactions and the Jiali Transactions, details of which are set out in the "Letter from the Board" on pages 4 to 10 of the circular to the Shareholders dated 6th February, 2002 (the "Extension Circular"), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Extension Circular unless the context otherwise requires.

In arriving at our opinion, we have relied on the statements, information, opinions and representations contained in the Extension Circular and the information and representations provided to us by the Directors. We have assumed that all such statements, information, opinions, valuation, reports and representations contained or referred to in the Extension Circular or otherwise provided by the Directors for which they are solely and wholly responsible were true, complete, and accurate at the time they were made and given and continue to be so at the date of despatch of the Extension Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Extension Circular were reasonably made after due and careful enquiry.

We consider that we have been provided with sufficient information on which to form a reasonable basis for our recommendation. We have also been advised by the Directors that no material facts have been omitted from the Extension Circular, the omission of which would make the Extension Circular misleading. We have no reason to suspect that any relevant information or reports have been withheld, nor are we aware of any facts or circumstances which would render the information provided and the representations made to us to be

untrue, inaccurate, or misleading. We have not, however, carried out any independent verification of the information provided by the Directors, nor have we conducted any independent investigation into the Fenghua Transactions and Jiali Transactions, the businesses, affairs and prospects of the Company and SPG or any of their respective subsidiaries and associates; the technical and specific industrial aspects relating to the Group's businesses and products, or the current state or likely prospects of the Group's businesses and products.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether or not the terms of the New Waiver and the proposed caps are fair and reasonable in so far as the Independent Shareholders are concerned, we have given particular regard to the following factors and reasons:

(A) Reasons for the Fenghua Transactions and Jiali Transactions

The principal activity of the Company is investment holding and the principal activities of its subsidiaries are the manufacture and sales of pharmaceutical products. Fenghua is principally engaged in the manufacture and sale of semi-synthetic antibiotics including ampicillin and amoxicillin. Jiali is principally engaged in the manufacture and sale of ampicillin sodium and cefoperazone sodium. On the other hand, the SPG Group is principally engaged in the manufacture and sale of pharmaceutical products, including raw materials and preparations. We were given to understand that both Fenghua and Jiali are one of the largest semi-synthetic antibiotics producers in the PRC while the SPG Group is one of the largest pharmaceutical groups in the PRC.

The trading relationship of each of Jiali and Fenghua and the SPG Group commenced before the acquisition by the Company of a 99% interest in both Jiali and Fenghua from the SPG Group in 1999 (the "Acquisition"). Prior to the completion of the Acquisition, Jiali and Fenghua were both indirectly wholly owned subsidiaries of SPG. Each of Jiali, Fenghua and the SPG Group was then selling certain antibiotics pharmaceutical raw materials (including ampicillin sodium, ampicillin, amoxicillin, auxiliary chemical products and packaging materials) to each other. Since the completion of the Acquisition, Fenghua and Jiali have continued to trade with the SPG Group.

We understand from the Directors that the Group has neither encountered any significant problem in collecting sales proceeds nor obtaining supply of raw materials from the SPG Group in the past, and that the sale and purchase transactions with the SPG Group have been conducted on terms (including pricing structure) no less favourable than those of independent customers and suppliers (as the case may be).

Both Jiali and Fenghua have price lists setting out reference prices for their products which are determined based on market conditions (such as the prices quoted by other competitors) and which may be adjusted if the market conditions change. Such reference prices are used by Jiali and Fenghua as a benchmark and the actual price

charged to individual customers (including the SPG Group and independent parties) may vary depending on factors such as sales volume and credibility of the customers. We understand that the selling prices of the products of Fenghua and Jiali to the SPG Group are made by reference to the price lists prepared by Fenghua and Jiali respectively.

The same pricing mechanism applies to purchases of packaging materials and auxiliary chemical products by Fenghua from the SPG Group. Fenghua has reference prices for the packaging materials and auxiliary chemical products which are determined based on market conditions (such as the prices quoted by other suppliers) and which may be adjusted if the market conditions change. Such reference prices are used by Fenghua as a benchmark and the actual price paid to the individual suppliers (including the SPG Group and independent parties) may vary depending on factors such as purchases volume and reliability of the suppliers. We understand that the purchase prices of the products of the SPG Group are made by reference to the price list supplied by the SPG Group.

By continuing the Fenghua Transactions and the Jiali Transactions, the Group can have a reliable source of supply of quality raw materials from the SPG Group and maintain the relationship for sale of the Group's products with the SPG Group which is a significant customer of the Group.

In view of the above factors and given the anticipated potential demand of the Group's products from the SPG Group and the Group's demand for raw materials from the SPG Group, we are of the view that it would be in the interest of Fenghua and Jiali to continue sale and purchase transactions with the SPG Group.

(B) Basis of the revised cap

(i) Sales by Fenghua to the SPG Group

Fenghua sells ampicillin and amoxicillin to the SPG Group as raw materials for the production of antibiotic medicine. For the period between 1st September, 1999 (the first date after Fenghua becoming a subsidiary of the Company) and 31st December, 1999 and the financial year ended 31st December, 2000, the amount of sales of amoxicillin and ampicillin to the SPG Group by Fenghua was approximately RMB25,796,000 (equivalent to approximately HK$24,131,000) and RMB99,116,000 (equivalent to approximately HK$92,718,000) respectively, representing approximately 2.9% and 9.3% of the Group's total turnover for each of the two financial years ended 31st December, 2000 respectively. The unaudited value of sales of amoxicillin and ampicillin by Fenghua to the SPG Group for the financial year ended 31st December, 2001 amounted to approximately RMB95,260,000 (equivalent to approximately HK$89,111,000), which accounted for approximately 9.0% of the Group's total turnover for the financial year ended 31st December, 2000.

Upon comparison, it comes to our attention that the capped percentage is noticeably higher than the percentages stated in the above paragraph. The Directors explained that they have determined the revised capped percentage with reference to the market conditions, the anticipated amount of sales of each of ampicillin and amoxicillin by Fenghua to the SPG Group and the forecast turnover of the Group for the following 3 financial years in question. In particular, the Directors have considered the following:

(a) *Sales of ampicillin*

The forecast sales of ampicillin to the SPG Group in the following 3 financial years in question are projected to be 50% of the annual total sales of ampicillin by Fenghua. Such percentage is within the historical range of sales of ampicillin by Fenghua to the SPG Group.

The total sales of ampicillin by Fenghua in 2002 are projected to increase by approximately 30%. Ampicillin is the major raw materials for the production of ampicillin sodium. As Jiali's production volume of the ampicillin sodium will be reduced in 2002 in view of market conditions, more ampicillin will be available for sales. In 2003 and 2004, it is expected that the total amount of sales of ampicillin by Fenghua will also remain static as compared to the total sales in 2001.

(b) *Sales of amoxicillin*

The forecast sales of amoxicillin to the SPG Group in the following 3 financial years in question are projected to be 55% of the annual total sales of amoxicillin by Fenghua, whereas the historical range of sales of amoxicillin by Fenghua to the SPG Group is between 43.1% and 54.6%. A higher percentage is expected as the SPG Group plans to expand the production capacity of amoxicillin preparations in 2002. For the following 3 financial years, it is expected that the total sales of amoxicillin by Fenghua will have a single digit annual growth rate contributed by the continuous improvement in the Group's production facilities which enhance production capacity.

(c) *Total turnover of the Group*

The Directors expect that the Group's total turnover in 2002 will increase significantly as compared to its total turnover in 2001 because of the expansion of production capacity of certain products and the production of certain new products including cefoperazone sodium. In 2003 and 2004, the annual growth of the Group's total turnover is projected to slow down to a single digit growth rate as no major new expansion project is expected. The slight growth in total turnover is expected to be contributed by certain small projects intended to improve the Group's production efficiency.

Taking into account the above factors and allowing for a sufficient buffer and greater flexibility to cater for potential fluctuation in the market and the Group's future business operations, the Directors propose that the revised cap should be the aggregate amount of the sales by Fenghua to the SPG Group not exceeding 12% of the Group's turnover in any relevant financial year.

(ii) Sales by Jiali to the SPG Group

Jiali sells ampicillin sodium to the SPG Group as raw materials for the production of antibiotic medicine. For the period between 1st September, 1999 (the first date after Jiali becoming a subsidiary of the Company) and 31st December, 1999 and the financial year ended 31st December, 2000, the amount of sales of ampicillin sodium to the SPG Group by Jiali was approximately RMB8,054,000 (equivalent to approximately HK$7,534,000) and RMB10,476,000 (equivalent to approximately HK$9,800,000) respectively, representing approximately 0.9% and 1.0% of the Group's total turnover for each of the two financial years ended 31st December, 2000 respectively. The unaudited value of sales of ampicillin sodium by Jiali to the SPG Group for the financial year ended 31st December, 2001 amounted to approximately RMB9,996,000 (equivalent to approximately HK$9,351,000), which accounted for approximately 0.9% of the Group's total turnover for the financial year ended 31st December, 2000.

The Directors explained that they have determined the revised capped percentage with reference to the market conditions, the anticipated amount of sales of ampicillin sodium and cefoperazone sodium, a new product of the Group, by Jiali to the SPG Group and the forecast turnover of the Group for the following 3 financial years in question. In particular, the Directors have considered the Group's projected total turnover for the next 3 financial years which has been discussed above, and the following:

(a) *Sales of ampicillin sodium*

The forecast sales of ampicillin sodium to the SPG Group in the following 3 financial years in question are projected to be approximately 21% of the total sales of ampicillin sodium by Jiali. Such percentage is within the historical range of sales of ampicillin sodium by Jiali to the SPG Group. In view of market demand, Jiali starts to make use of part of its production capacity of ampicillin sodium to manufacture a new product, namely cefoperazone sodium, in 2002. Therefore, the production volume of ampicillin sodium for each of the following 3 financial years will be reduced as compared to 2001. Accordingly, the total sales of ampicillin sodium by Jiali and the sales of ampicillin sodium by Jiali to the SPG Group will reduce as compared to 2001. Such respective amounts of sales will remain static for each of the 3 financial years ending 31st December, 2004.

(b) *Sales of cefoperazone sodium*

As mentioned above, in view of change in market conditions, Jiali starts to produce cefoperazone sodium, a new product of the Group, by making use of part of its existing production capacity of ampicillin sodium. The forecast sales of cefoperazone sodium to the SPG Group in the following 3 financial years in question are projected to be approximately 22% of the total sales of cefoperazone sodium by Jiali. The total sales of cefoperazone sodium by Jiali are expected to grow by 10% in 2003 and 9% in 2004 as compared to the previous financial year.

Taking into account of the above factors and allowing for a sufficient buffer and greater flexibility to cater for potential fluctuation in the market and the Group's future business operations, the Directors propose that the revised cap should be the aggregate amount of the sales by Jiali to the SPG Group not exceeding 3% of the Group's turnover in any relevant financial year.

(iii) Purchases by Fenghua from the SPG Group

Fenghua purchases packaging materials and auxiliary chemical products from the SPG Group. The amount of purchases of packaging materials and auxiliary chemical products by Fenghua from the SPG Group for the period between 1st September, 1999 (the first date after Fenghua becoming a subsidiary of the Company) and 31st December, 1999 amounted to approximately RMB461,000 (equivalent to approximately HK$431,000), which accounted for less than 0.1% of the Group's total turnover for the financial year ended 31st December, 1999. There were no purchases of packaging materials and auxiliary chemical products by Fenghua from the SPG Group during the financial year ended 31st December, 2000. The unaudited value of purchases of auxilliary chemical products by Fenghua from the SPG Group for the financial year ended 31st December, 2001 amounted to approximately RMB26,358,000 (equivalent to approximately HK$24,657,000), which accounted for approximately of 2.5% of the Group's total turnover for the financial year ended 31st December, 2000.

Upon comparison, it comes to our attention that there are material fluctuations in the amount of purchases by Fenghua from the SPG Group for the 2 financial years ended 31st December, 2001. Upon enquiry, the Directors explain that before Fenghua became a subsidiary of the Company in 1999, it relied on a subsidiary of SPG as its purchasing arm for raw materials. Shortly after Fenghua became a subsidiary of the Company in August 1999, a subsidiary of the Company took up the purchasing arm function, thus the purchases by Fenghua from the SPG Group after August 1999 were minimal and there were no such purchases in 2000. However, in 2001 a supplier of auxiliary chemical products of Fenghua became a subsidiary of the SPG Group and as such the purchases by Fenghua from the SPG Group increased significantly in 2001.

The Directors explained that they have determined the capped percentage with reference to the market conditions, the anticipated amount of purchases by Fenghua from the SPG Group and the forecast turnover of the Group for the following 3 financial years in question. The Directors explained that the raw materials purchased from the SPG Group by Fenghua are used for the production of ampicillin and amoxicillin. As they anticipate that aggregate production of ampicillin and amoxicillin will increase in each of the 3 financial years ending 31st December, 2004, the raw materials purchased from the SPG Group will also increase in line with such projected growth in production. Taking into account the Group's projected total turnover as discussed above and the projected purchases by Fenghua from the SPG Group with reference to the projected production of

amoxicillin and ampicillin as discussed above, and allowing for a sufficient buffer and greater flexibility to cater for potential fluctuation in the market and the Group's future business operations, the Directors propose that the revised cap should be the aggregate amount of the purchases from Fenghua from the SPG Group not exceeding 4% of the Group's turnover in any relevant financial year.

(C) Conditions of the New Waiver

The New Waiver is subject to the conditions that: –

(i) details of the transactions will be disclosed in the Company's annual report as set out in Rule 14.25(1)(A) to (D) of the Listing Rules;

(ii) the independent non-executive Directors will review annually any continued transactions and confirm in the Company's annual report of the relevant financial year that:

  (a) the transactions have been entered into in the ordinary and usual course of the business of the Group;

  (b) the transactions have been entered into in accordance with the pricing policies of the Group and on normal commercial terms;

  (c) the transactions are on terms that are fair and reasonable so far as the Shareholders are concerned;

  (d) the transactions have been entered into either (1) in accordance with the terms of the agreements governing such transactions, or (2) where there is no such agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties so far as the Shareholders are concerned;

  (e) in any financial year, the aggregate sales of Fenghua to the SPG Group does not exceed 12% of the Group's audited turnover, as disclosed in the relevant published audited accounts;

  (f) in any financial year, the aggregate sales of Jiali to the SPG Group does not exceed 3% of the Group's audited turnover, as disclosed in the relevant published audited accounts; and

  (g) in any financial year, the aggregate purchases by Fenghua from the SPG Group does not exceed 4% of the Group's audited turnover, as disclosed in the relevant published audited accounts;

(iii) the auditors of the Company will review annually the transactions and write a letter to the board of Directors (a copy of which shall be provided to the Stock Exchange by the Directors) stating that:

  (a) the transactions have received approval of the board of Directors;

(b) the transactions are in accordance with the pricing policies of the Group and on normal commercial terms;

(c) the transactions have been entered into in accordance with the terms of the agreement relating to the transactions or, where there is no such agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and

(d) the transactions have not exceeded the relevant cap referred to in sub-paragraphs (ii) (e) to (g) above;

(iv) the Company's annual report and accounts shall contain a statement that, in the opinion of the Directors, the arrangement has been entered into in the manner as stated in paragraphs (ii) (a) to (g) above; and

(v) SPG shall provide an undertaking to the Stock Exchange and the Company that for so long as the Shares are listed on the Stock Exchange, it will provide and procure its subsidiaries to provide the auditors of the Company with full access to the relevant books and records for the purpose of auditors' review of the Fenghua Transactions and the Jiali Transactions as referred to in paragraph (iii) above.

On this basis, we are of the view that the interests of the Independent Shareholders will be property safeguarded.

OPINION

Having taking into account the above factors and reasons, we consider that the New Waiver with the proposed caps are fair and reasonable so far as the Independent Shareholders are concerned and to conduct the Fenghua Transactions and Jiali Transactions is in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Extraordinary General Meeting to approve the New Waiver with the revised caps.

Yours faithfully
For and behalf of
Kingsway Capital Limited
Katherine Ka Jen Lam
Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors (save for Mr. Wei Guo Ping who is currently on sick leave) collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the beneficial interests of the Directors and chief executive of the Company in the share capital of the Company and its associated corporations (within the meaning of the SDI Ordinance) which have been notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or which were recorded in the register required to be kept pursuant to section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Listing Rules were as follows: –

(i) Interests in Shares

As at the Latest Practicable Date, none of the Directors or their associates had any personal, family, corporate or other interest in the ordinary shares of the Company as recorded in the register maintained by the Company pursuant to Section 29 the Ordinance.

(ii) Interests in share options to subscribe for Shares

Name of Director	Exercise period	Exercise price per Share	Number of share options of the Company
Cai Dong Chen	28.9.2000 to 27.9.2003	HK$0.62	10,000,000
	16.2.2002 to 15.2.2005	HK$0.61	5,000,000
Ding Er Gang	28.9.2000 to 27.9.2003	HK$0.62	5,000,000
	16.2.2002 to 15.2.2005	HK$0.61	3,000,000
Liu Yi	20.8.2000 to 19.8.2003	HK$0.67	1,306,000
	16.2.2002 to 15.2.2005	HK$0.61	3,000,000

Name of Director	Exercise period	Exercise price per Share	Number of share options of the Company
Qu Ji Guang	20.8.2000 to 19.8.2003	HK$0.67	1,304,000
	16.2.2002 to 15.2.2005	HK$0.61	3,000,000
Yue Jin	20.8.2000 to 19.8.2003	HK$0.67	1,304,000
	16.2.2002 to 15.2.2005	HK$0.61	3,000,000
Wang Xian Jun	28.9.2000 to 27.9.2003	HK$0.62	5,000,000
	16.2.2002 to 15.2.2005	HK$0.61	3,000,000
Wei Fu Min	16.2.2002 to 15.2.2005	HK$0.61	4,304,000

(c) Lee Ka Sze Carmelo, an independent non-executive Director, is a partner of Woo, Kwan, Lee & Lo, the legal advisers to the Company, which firm will receive normal professional fees from the Company in connection with the Fenghua Transactions, the Jiali Transactions and the Waiver Application.

(d) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company or their associates had any interest in the share capital of the Company and its associated corporations (within the meaning of the SDI Ordinance) notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein.

(e) None of the Directors is materially interested in any contract or arrangement subsisting as at the date of this circular which is significant in relation to the business of the Company and its subsidiaries.

(f) As at the Latest Practicable Date, none of the Directors had any direct interests or indirect interests in any asset which had been acquired, or disposed of by, or leased to any member of the Group, or was proposed to be acquired, or disposed of by, or leased to any member of the Group, since 31st December, 2000, the date to which the latest published audited consolidated financial statements of the Group were made up.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to, or can be ascertained after reasonable enquiry by, the Directors, the following persons were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group: –

Name of substantial shareholder	Number of Shares	Approximate percentage of existing issued share capital
SPG	651,054,779 *(Note)*	52.49%

Note: Out of the 651,054,779 Shares, 25,000,000 Shares are held by Mr. Ding Er Gang as trustee for SPG, 16,729,762 Shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG.

Name of member of the Group	Name of substantial shareholder	Number of shares in member of the Group	Approximate percentage of shareholding
China Nutraceuticals Limited	Unipower Nutraceutical Limited	200	20%
M2b.com.hk Limited	Sesami (BVI) Limited	250,000	10%

Save as disclosed herein, as at the Latest Practicable Date, so far as the Directors are aware, there was no person who was interested directly or indirectly in 10% or more of the nominal value of any class of the share capital carrying rights to vote in all circumstances at general meeting of any members of the Group.

4. PROFESSIONAL QUALIFICATION AND CONSENT

(a) Kingsway is an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong).

(b) As at the Latest Practicable Date, Kingsway was not interested beneficially or non-beneficially in any Shares in the Company or any of its subsidiaries or associated corporations or any right or option to subscribe for or nominate persons to subscribe for any shares in the Company or any of its subsidiaries or associated corporations.

(c) As at the Latest Practicable Date, Kingsway does not have any direct or indirect interests in any assets which have been acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries since 31st December, 2000, the date to which the latest published audited consolidated financial statements of the Group were made up.

(d) Kingsway has given and has not withdrawn its written consent to the issue of this circular with inclusion of its letter and the references to its name included herein in the form and context in which they respectively appear.

5. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Group since 31st December, 2000, the date to which the latest published audited financial statements of the Group were made up.

6. SERVICE CONTRACTS

None of the Directors has entered into service contract with any member of the Group which does not expire or is not terminable within one year without payment of compensation (other than statutory compensation).

7. GENERAL

(a) The secretary of the Company is Lee Ka Sze Carmelo, a solicitor in Hong Kong.

(b) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of Woo, Kwan, Lee & Lo at 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong up to and including 22nd February, 2002:

(a) the memorandum of association and bye-laws of the Company;

(b) the Circular;

(c) the letter of recommendation from the Independent Board Committee, the text of which is set out on page 11 of this circular;

(d) the letter issued by Kingsway, the text of which is set out on pages 12 to 19 of this circular; and

(e) the written consent of Kingsway referred to in paragraph 4 of this appendix.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中 國 製 藥 企 業 投 資 有 限 公 司

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Pharmaceutical Enterprise and Investment Corporation Limited (the "Company") will be held at Rooms 2802-6, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong at 10:30 a.m. on Tuesday, 26th February, 2002 for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution as an ordinary resolution of the Company: –

ORDINARY RESOLUTION

"**THAT** the transactions entered into between each of (i) 河北豐華制藥有限公司 (Hebei Fenghua Pharmaceutical Co., Ltd.) and 石家庄佳利制藥有限公司 (Shijiazhuang Jiali Pharmaceutical Co., Ltd.), subsidiaries of the Company, and (ii) Shijiazhuang Pharmaceutical Group Company Limited and its subsidiaries in respect of sale and purchase of pharmaceutical raw materials (the "Transactions") and the application made by the Company to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for a waiver for three financial years ending 31st December, 2004 from strict compliance with the relevant disclosure and approval requirements in respect of the Transactions and matters arising out of or in connection with such Transactions as stipulated in Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Waiver Application") (all as detailed in a circular to the shareholders of the Company dated 6th February, 2002) be and are hereby approved, confirmed and ratified and that the directors of the Company be and are hereby authorised for and on behalf of the Company to do such things as necessary or desirable or expedient for the purpose of or in connection with the Transactions and the Waiver Application."

By the order of the Board
LEE Ka Sze Carmelo
Company Secretary

Hong Kong, 6th February, 2002

Notes:

1. Any member of the Company entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

2. Where there are joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

3. A form of proxy for use at the meeting is enclosed herewith.

4. To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company in Hong Kong, Rooms 2802-6, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude you from attending the meeting and voting in person.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED
中國製藥企業投資有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
ONGOING CONNECTED TRANSACTIONS

The Existing Waiver granted by the Stock Exchange on 29th July, 1999 from strict compliance with the relevant requirements of the Listing Rules in respect of the ongoing connected transactions between each of Fenghua and Jiali and the SPG Group as disclosed in the Circular expired on 31st December, 2001. The Directors intends to apply to the Stock Exchange for the New Waiver.

As SPG and its associates (as defined in the Listing Rules) beneficially own an aggregate of approximately 52.49% of the issued share capital of the Company, transactions between each of Fenghua and Jiali and the SPG Group constitute connected transactions for the Company under the Listing Rules and are subject to approval from the Independent Shareholders. Furthermore, as the Fenghua Transactions and Jiali Transactions will continue on a regular basis, the Company will apply to the Stock Exchange for a waiver for three financial years ending 31st December, 2004 from strict compliance with the relevant disclosure and approval requirements in respect of the Fenghua Transactions and Jiali Transactions under the Listing Rules.

A circular containing particulars of the Fenghua Transactions and Jiali Transactions, letter from the Independent Board Committee, an opinion of the independent financial adviser together with a notice to convene the EGM to approve, among other things, the Fenghua Transactions and Jiali Transactions will be issued to the Shareholders as soon as practicable.

1. BACKGROUND

Reference is made to the Circular which setting out particulars of the acquisition by the Company of certain interests in Fenghua and Jiali from certain wholly owned subsidiaries of the SPG. Following completion of such acquisition on 31st August, 1999, Fenghua and Jiali had become subsidiaries of the Company. As SPG and its associates (as defined in the Listing Rules) beneficially own an aggregate of approximately 52.49% of the issued share capital [illegible] the Company, transactions between each of Fenghua and Jiali and the SPG [illegible]roup constitute connected transactions for the Company.

On 17th May, 1999, the Company made an application for a waiver to the Stock Exchange from strict compliance with the relevant re[illegible]ment of the Listing Rules in respect of the ongoing connected transactions betwee[illegible] [illegible]enghua and Jiali and the SPG Group. Subsequently, the Stock Exchange, on 29th July, 1999, granted the Existing Waiver to the Company subject to, inter alia, the conditions as set out in the Circular. The Existing Waiver expired on 31st December, 2001 and the Company intends to apply for the New Waiver.

2. ONGOING CONNECTED TRANSACTIONS

The Directors expect that, SPG Group will continuously enter into the following transactions with Fenghua and Jiali respectively, which will constitute connected transactions: –

Sale and Purchases

Each of Fenghua and Jiali and the SPG Group is selling certain pharmaceutical raw materials (including ampicillin sodium, ampicillin, amoxicillin, auxiliary chemical products and packaging materials) to each other. The Directors expect that such transactions will continue upon the issue of this announcement. These transactions have been, and will continue to be, carried out in the ordinary and usual course of business of Fenghua and Jiali and on normal commercial terms by reference to market prices and on an arm's length basis.

(A) Sales by Fenghua to the SPG Group

Fenghua sells amoxicillin and ampicillin to the SPG Group as raw materials for the production of antibiotic medicine. The selling prices of the products of Fenghua to the SPG Group are reached after arm's length negotiation between the SPG Group and Fenghua and are made by reference to the price list supplied by Fenghua.

For the period between 1st September, 1999 and 31st December, 1999 and the financial year ended 31st December, 2000, the amount of sales of amoxicillin and ampicillin to the SPG Group by Fenghua was approximately RMB25,796,000 (equivalent to approximately HK$24,131,000) and RMB99,116,000 (equivalent to approximately HK$92,718,000) respectively, representing approximately 2.9% and 9.3% of the total sales of the Group for each of the two financial years ended 31st December, 2000 respectively. These sales of Fenghua also represent approximately 2.4% and 8.4% of the audited consolidated net tangible asset of the Group for each of the two financial years ended 31st December, 2000 respectively. The unaudited value of sales of amoxicillin and ampicillin by Fenghua to the SPG Group for the period between 1st January, 2001 to 31st December, 2001 amounted to approximately RMB95,260,000 (equivalent to approximately HK$89,111,000), which accounted for approximately 9.0% of the Group's sales for the financial year ended 31st December, 2000 and also represents approximately 8.1% of the audited consolidated net tangible asset of the Group for the financial year ended 31st December, 2000.

(B) Sales by Jiali to the SPG Group

Jiali sells ampicillin sodium to the SPG Group as raw materials for the production of antibiotic medicine. The selling prices of the products of Jiali to the SPG Group are reached after arm's length negotiation between the SPG Group and Jiali and are made by reference to the price list supplied by Jiali.

For the period between 1st September, 1999 and 31st December, 1999 a[illegible] financial year ended 31st December, 2000, the amount of sales of am[illegible] sodium to the SPG Group by Jiali was approximately RMB8,054,000 (equiv[illegible] approximately HK$7,534,000) and RMB10,476,000 (equivalent to approxi[illegible] HK$9,800,000) respectively, representing approximately 0.9% and 1.0% total sales of the Group for each of the two financial years ended 31st Dec[illegible] 2000 respectively. These sales of Jiali also represent approximately 0.7[illegible] 0.9% of the audited consolidated net tangible asset of the Group for each two financial years ended 31st December, 2000 respectively. The una[illegible] value of sales of ampicillin sodium by Jiali to the SPG Group for the [illegible] between 1st January, 2001 to 31st December, 2001 amounted to approxi[illegible] RMB9,996,000 (equivalent to approximately HK$9,351,000), which account[illegible] approximately 0.9% of the Group's sales for the financial year ende[illegible] December, 2000 and also represents approximately 0.9% of the a[illegible] consolidated net tangible asset of the Group for the financial year ende[illegible] December, 2000.

In view of the demand in market, Jiali makes use of part of its production ca[illegible] of ampicillin sodium to manufacture a new product, namely cefoperazone s[illegible] in 2002. It is expected that the sales of ampicillin sodium to the SPG Group [illegible] reduced and cefoperazone sodium will also be sold by Jiali to the SPG Gro[illegible] the production of antibiotic medicine.

(C) Purchases by Fenghua from the SPG Group

Fenghua purchases packaging materials and auxilliary chemical product[illegible] the SPG Group. The purchase prices of the products of the SPG Grou[illegible] reached after arm's length negotiations between the SPG Group and Fe[illegible] and are made by reference to the price list supplied by the SPG Group.

The amount of [illegible]rchases of packaging materials and auxilliary chemical pro[illegible] by Fenghua fr[illegible] [illegible]e SPG Group for the period between 1st September, 199[illegible] 31st December, 1999 amounted to approximately RMB461,000 (equival[illegible] approximately HK$431,000), which accounted for less than 0.1% of the Gr[illegible] sales for the financial year ended 31st December, 1999. These purchas[illegible] Fenghua also [illegible]sent less than 0.1% of the audited consolidated net tan[illegible] asset of the Gr[illegible] for the financial year ended 31st December, 1999. There no purchases of packaging materials and auxilliary chemical produc[illegible] Fenghua from the SPG Group during the financial year ended 31st Dece[illegible] 2000.

The unaudited value of purchases of auxilliary chemical products by Fe[illegible] from the SPG Group for the period between 1st January, 2001 to 31st Dece[illegible] 2001 amounted to approximately RMB26,358,000 (equivalent to approxim[illegible] HK$24,657,000), which accounted for approximately of 2.5% of the Group's for the financial year ended 31st December, 2000 and also repre[illegible] approximately 2.2% of the audited consolidated net tangible asset of the G[illegible] for the financial year ended 31st December, 2000. Due to the fact that a su[illegible] of Fenghua had joined the SPG Group in 2001, the purchases by Fengh[illegible] auxilliary chemical products from the SPG Group in 2001 has been increased

The Directors expect that in the future, (i) the aggregate amount of sales derived products (including amoxicillin and ampicillin) sold by Fenghua to the SPG Grou[illegible] not exceed 12% of the Group's turnover in any relevant financial year; (ii[illegible] aggregate amount of sales derived from products (including ampicillin sodium cefoperazone sodium) sold by Jiali to the SPG Group will not exceed 3% o[illegible] Group's turnover in any relevant financial year; and (iii) the aggregate amou[illegible] purchase by Fenghua from the SPG Group will not exceed 4% of the Group's turn[illegible] in any relevant financial year.

3. REASONS FOR THE TRANSACTIONS

The principal activity of the Company is investment holding. The principal acti[illegible] of the subsidiaries of the Company are manufacture and sales of pharmace[illegible] products.

Fenghua is principally engaged in the manufacture and sale of semi-synt[illegible] antibiotics and medicines including 6-APA, ampicillin and amoxicillin. Fenghua is [illegible] of the largest semi-synthetic antibiotics producers in the PRC.

Jiali is principally engaged in the manufacture and sale of ampicillin sodium cefoperazone sodium. Jiali is also one of the largest semi-synthetic antibi[illegible] producers in the PRC.

SPG Group is principally engaged in the manufacture and sale of pharmaceu[illegible] products, including raw materials and preparations.

By entering into the Fenghua Transactions and Jiali Transactions, the Group wil[illegible] benefited from having a reliable source of supply of high quality raw materials [illegible] the SPG Group. On the other hand, the Group is able to maintain the relationship its significant customer, SPG Group, for sales of its products.

The Company anticipates that there will be a growth of business between the [illegible] Group and Fenghua and Jiali respectively. SPG Group plans to expand the produc[illegible] capacity of amoxicillin preparations in 2002 and intends to acquire more amoxic[illegible] from Fenghua. On the other hand, as the production of ampicillin sodium will decreased in 2002, extra amount of ampicillin will be available for sale to the [illegible] Group.

4. **CONNECTED TRANSACTION**

As SPG and its associates (as defined in the Listing Rules) beneficially own an aggregate of approximately 52.49% of the issued share capital of the Company, transactions between each of Fenghua and Jiali and the SPG Group constitute connected transactions for the Company under the Listing Rules and are subject to approval from the Independent Shareholders.

In view of the interests of SPG Group in the Fenghua Transactions and Jiali Transactions, SPG Group and its associates will abstain from voting in relation to the resolutions approving the Fenghua Transactions and Jiali Transactions at the EGM. An independent board committee of the Company will be appointed to advise the Independent Shareholders on whether or not the terms of the Fenghua Transactions and Jiali Transactions are in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. An independent financial adviser will be appointed to advise the independent board committee of the Company regarding the terms of the Fenghua Transactions.

5. **APPLICATION FOR NEW WAIVER**

Under the Listing Rules, the transactions as stated in paragraph 2 above would normally require full disclosure and/or prior independent shareholders' approval. However, as such transactions have been, and will continue to be carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable so far as the Shareholders are concerned, the Directors consider that it would not be practical to make disclosure or, if necessary, obtain shareholder's approval for each transaction as it arises. Accordingly, the Company will apply to the Stock Exchange to grant a waiver for a period of 3 financial years up to 31st December, 2004 from the relevant requirements of the Listing Rules in respect of the Fenghua Transactions and Jiali Transactions as described above and matters arising out or in connection with such transactions on the conditions that:

i. details of the transactions will be disclosed in the Company's annual report as set out in Rule 14.25(1)(A) to (D) of the Listing Rules;

ii. the independent non-executive Directors will review annually any continued transactions and confirm in the Company's annual report of the relevant financial year that:

   a. the transactions have been entered into in the ordinary and usual course of the business of the Group;

   b. the transactions have been entered into in accordance with the pricing policies of the Group and on normal commercial terms;

   c. the transactions are on terms that are fair and reasonable so far as the Shareholders are concerned;

   d. the transactions have been entered into either (1) in accordance with the terms of the agreements governing such transactions, or (2) where there is no such agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties so far as the Shareholders are concerned;

   e. in any financial year, the aggregates sales of Fenghua to the SPG Group does not exceed 12% of the Group's audited turnover, as disclosed in the relevant published audited accounts;

   f. in any financial year, the aggregates sales of Jiali to the SPG Group does not exceed 3% of the Group's audited turnover, as disclosed in the relevant published audited accounts; and

   g. in any financial year, the aggregate purchases by Fenghua from the SPG Group does not exceed 4% of the Group's audited turnover, as disclosed in the relevant published audited accounts;

iii. the auditors of the Company will review annually the transactions and write to the board of Directors stating that:

   a. the transactions have received approval of the board of Directors;

   b. the transactions are in accordance with the pricing policies of the Group and on normal commercial terms;

   c. the transactions have been entered into in accordance with the terms of the agreement relating to the transactions or, where there is no such agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and

   d. the transactions have not exceeded the relevant cap referred to in sub-paragraphs (ii) (e) to (g) above; and

iv. the Company's annual report and accounts shall contain a statement that, in the opinion of the Directors, the arrangement has been entered into in the manner as stated in paragraphs (ii) (a) to (g) above.

The Stock Exchange has indicated that, if any terms of the agreement referred to above are altered (unless as provided for under the terms of the agreement) or if the Group enters into any new agreement with any connected persons (within the meaning of the Listing Rules and subject to the requirements set out in the Listing Rules) in the future or if the limits referred to above are exceeded, the Company must comply with the provision of chapter 14 of the Listing Rules dealing with connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange. The SPG Group has undertaken to the Company that it will provide the auditors of the Group with access to its books and records for the auditors to review whether the terms of the sale and purchase transactions (as described above) have been complied with.

Prior to the obtaining of the approval from the Independent Shareholders on the New Waiver and following the issue of this announcement, Fenghua and Jiali will continue to enter into the Fenghua Transactions and Jiali Transactions with the SPG Group, however, the Directors expect that the respective values of such transactions will not exceed the higher of HK$10,000,000 or 3% of the audited consolidated net tangible asset of the Group as at 30th June, 2001, should such values exceed the higher of HK$10,000,000 or 3% of the audited consolidated net tangible asset of the Group as at 30th June, 2001, the Company will comply with the relevant requirements under Chapter 14 of the Listing Rules.

6. **GENERAL**

A circular containing particulars of the Fenghua Transactions and Jiali Transact letter from the Independent Board Committee, an opinion of the independent fina adviser together with a notice to convene the EGM to approve, among other thi the Fenghua Transactions and Jiali Transactions will be issued to the Shareholde soon as practicable.

7. **DEFINITION**

In this announcement, the following expressions have the meanings set out b unless the context requires otherwise:

"associate(s)"	has the meaning ascribed to it under the Li Rules
"Board"	the board of Directors
"Circular"	circular of the Company dated 21st May, 19 respect of the acquisition of certain interes Fenghua and Jiali and the ongoing conne transactions entered into between each of Fen and Jiali after completion of the 'Acquisition defined in the Circular)
"Company"	China Pharmaceutical Enterprise And Invest Corporation Limited, a company incorporate Hong Kong with limited liability, the shares of w are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"EGM"	an extraordinary general meeting of the Compa be held to approve, inter alia, the onc connected transactions
"Existing Waiver"	the waiver granted by the Stock Exchange on July, 1999 to the Company in respect of the onc connected transactions between each of Fen and Jiali and the SPG Group
"Fenghua"	河北豐華制藥有限公司 (Hebei Fen Pharmaceutical Co., Ltd.), a Sino-foreign equity venture company established in the PRC on February, 1994 and 99% of equity interest of wh owned by the Company
"Fenghua Transactions"	the connected transactions to be entered between Fenghua and the SPG Group
"Group"	the Company together with its subsidiaries
"Independent Board Committee"	an independent committee of the board of dire of the Company
"Independent Shareholders"	Shareholders other than the SPG Group an associates
"Jiali"	石家庄佳利制藥有限公司 (Shijiazhuang Pharmaceutical Co., Ltd.), a Sino-foreign equity venture company established in the PRC on March, 1996 and 99% of the equity interest of v is owned by the Company
"Jiali Transactions"	the connected transactions to be entered between Jiali and the SPG Group
"Listing Rules"	The Rules Governing the Listing of Securities o Stock Exchange
"New Waiver"	the waiver to be submitted to the Stock Exchan the Company applying for the waiver from compliance of the Listing Rules in respect c Fenghua Transactions and Jiali Transactions
"PRC"	the People's Republic of China
"Shareholder(s)"	the holder(s) of the shares of the Company
"SPG"	Shijiazhuang Pharmaceutical Group Com Limited, a limited liability company establish the PRC and the controlling shareholder o Company
"SPG Group"	SPG together with its subsidiary excluding Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"RMB"	Renminbi, the lawful currency of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Kong

For the purpose of this announcement, unless otherwise indicated, the exchange rates at = RMB$1.069 have been used, where applicable, for purpose of illustration only an constitute a representation that any amount have been, could have been or me exchanged.

By Order of the Bo
Wang Xian Jun
Director

Hong Kong, 16th January, 2002

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

CONNECTED TRANSACTION

The Directors of the Company wish to announce that on 27th December, 2001, SPG entered into the Sale and Purchase Agreement with Vitam, a wholly owned subsidiary of the Company, pursuant to which SPG agreed to purchase and Vitam agreed to sell the Property for a Consideration of RMB 1,649,000.00 (approximately HKD1,554,347.00). The terms and conditions of the Sale and Purchase Agreement have been arrived at after arm's length negotiations and under normal commercial terms and the Consideration is determined by the Directors by reference to a valuation report prepared by Chesterton Petty Limited (which is independent of the Directors, chief executives, substantial shareholders of the Group or associates of any of them) on the Property of a value of RMB 1,649,000.00 (approximately HKD1,554,347.00) as at 21st December, 2001. The Directors considered that such terms are fair and reasonable and the transaction is in the interests of the Company and shareholders of the Company as a whole.

SPG is the holding company of the Company holding approximately 52.49 per cent. of its issued share capital and is a connected person of the Company under the Listing Rules. Therefore, the above transaction constituted a connected transaction of the Company.

THE SALE AND PURCHASE AGREEMENT

Date:	27th December, 2001
Vendor:	Vitam
Purchaser:	SPG
Property:	the factory buildings at 276 Zhong Shan Xi Road, Shijiazhuang, Heibei Province, the People's Republic of China
Consideration:	RMB 1,649,000.00 (approximately HKD1,554,347.00)

Terms of the Sale and Purchase Agreement

On 27th December, 2001, SPG entered into the Sale and Purchase Agreement with Vitam, pursuant to which SPG agreed to purchase and Vitam agreed to sell the Property for a Consideration of RMB 1,649,000.00 (approximately HKD1,554,347.00) of which RMB494,700.00 (approximately HKD466,304.00) was paid by cash upon the signing of the Sale and Purchase Agreement and RMB1,154,300.00 (approximately HKD1,088,043.00) will be paid by cash upon the completion of the Sale and Purchase Agreement. Completion of the Sale and Purchase Agreement is expected to take place on the 15th business day after its signing. The Consideration is determined by the Directors by reference to a valuation report prepared by Chesterton Petty Limited (which is independent of the Directors, chief executives, substantial shareholders of the Group or associates of any of them) on the Property of a value of RMB 1,649,000.00 (approximately HKD1,554,347.00) as at 21st December, 2001.

REASONS FOR THE TRANSACTION

The current business of the Group, which is manufacture and sale of pharmaceutical products, now no longer requires the Property and the Property was previously used as factory for manufacturing purpose by the Group and it has not been in use since 1997. The Directors considered that the Sale and Purchase Agreement represents a good opportunity for the Group to realise its investment in the Property.

CONNECTED TRANSACTION

SPG is the holding company of the Company holding approximately 52.49 per cent. of its issued share capital and is a connected person of the Company under the Listing Rules. Therefore, the above transaction constituted a connected transaction of the Company.

The terms and conditions of the Sale and Purchase Agreement have been arrived at after arm's length negotiations and under normal commercial terms and the Consideration is determined by the Directors by reference to a valuation report prepared by Chesterton Petty Limited (which is independent of the Directors, chief executives, substantial shareholders of the Group or associates of any of them) on the Property of a value of RMB 1,649,000.00 (approximately HKD1,554,347.00) as at 21st December, 2001. The Directors (including independent directors except Mr. Qi Mou Jia who could not be reached) considered that such terms are fair and reasonable and the transaction is in the interests of the Company and shareholders of the Company as a whole.

The Consideration of the aforesaid Sale and Purchase Agreement was less than HKD10 million. Pursuant to Rule 14.25 of the Listing Rules, the Company is only required to disclose by way of a press announcement containing the brief details of the transaction of the Sale and Purchase Agreement and to disclose certain details of such transaction in the Company's next published annual report and accounts pursuant to Rule 14.25(1) of the Listing Rules.

For the purpose of this announcement, amounts in Renminbi are translated into Hong Kong dollars at the rate of HKD0.9426 =RMB1.

DEFINITIONS

"Company"	China Pharmaceutical Enterprise and Investment Corporation Limited
"Consideration"	RMB 1,649,000.00
"Directors"	The directors of the Company.
"Group"	The Company and its subsidiaries
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Property"	The factory buildings at 276 Zhong Shan Xi Road, Shijiazhuang, Heibei Province, the People's Republic of China.
"Sale and Purchase Agreement"	The sale and purchase agreement (in Chinese) dated 27th December, 2001 entered into between SPG and Vitam in relation to the sale by Vitam and the purchase by SPG of the Property.
"SPG"	Shijiazhuang Pharmaceutical Group Company Limited, which is the holding company of the Company holding approximately 52.49 per cent. of the issued share captial of the Company.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Vitam"	Vitam Pharmaceutical (Shijiazhuang) Co. Limited, which is a wholly owned subsidiary of the Company.
"RMB"	means Renminbi.
"HKD"	means Hong Kong dollars.

By Order of the Board
China Pharmaceutical Enterprise and Investment Corporation Limited
CAI DONG CHEN
Chairman

27 December, 2001
Hong Kong SAR

CHINA PHARMACEUTICAL E
INVESTMENT CORPORAT
中國製藥企業投資

(Incorporated in Hong Kong with li

Connected and Discloseable Transaction and (

SUMMARY

On 22nd April, 2002, the Company has entered into the Acquisition Agreement with its controlling shareholder (namely SPG) and one of SPG's indirectly wholly-owned subsidiaries (namely Ouyi), pursuant to which the Company will acquire the entire issued share capital of PRC Co, which will be established in the PRC to engage principally in the manufacture of pharmaceutical preparation products, for an aggregate consideration of RMB216,000,000 (equivalent to about HK$203.8 million). The consideration will be satisfied by way of the issuance and allotment of 219,111,382 Shares at the issue price of HK$0.93 per Share.

Following Completion, the Group will enter into the Ongoing Connected Transactions with SPG or its associates in connection with the pharmaceutical preparation manufacturing business and will terminate the Existing Lease Agreement in connection with the existing bulk pharmaceutical manufacturing business.

The Directors believe that the Acquisition will allow the Company to capture the opportunities in the PRC pharmaceutical market, greatly eliminate the existing ongoing connected transactions between the Group and SPG Group and integrate the Group's manufacturing process of the existing bulk pharmaceutical business.

The terms of the Acquisition, the Ongoing Connected Transactions and the Termination Agreement were negotiated on an arm's length basis. The Directors believe that the Acquisition represents a good investment opportunity to the Company and is in the interest of the Group and the Shareholders as a whole.

For the purpose of the Listing Rules, the Acquisition constitutes a discloseable transaction to the Company. As SPG is the controlling shareholder of the Company, the Acquisition, the Ongoing Connected Transactions and the entering into of the Termination Agreement also constitute connected transactions to the Company. The Acquisition and the Non-exempted Ongoing Connected Transaction are subject to, among other things, the approval of the Independent Shareholders at the EGM whereby SPG and its associates will abstain from voting.

The Company will apply to the Stock Exchange for conditional waivers from strict compliance with the disclosure and/or independent shareholders' approval requirements of Chapter 14 of the Listing Rules in respect of each type of the Ongoing Connected Transactions.

A circular containing, among other things, information on the Acquisition and the Ongoing Connected Transactions, the letter of an independent financial adviser and the recommendation of the Independent Board Committee in relation to the Acquisition and the Non-exempted Ongoing Connected Transaction, and a notice convening the EGM will be despatched to the Shareholders as soon as practicable. Details of the Termination Agreement will be set out in the Company's next annual report.

ACQUISITION AGREEMENT DATED 22ND APRIL, 2002

Parties

Purchaser: the Company
Vendors: SPG and its indirectly wholly-owned subsidiary, Ouyi

Assets to be acquired

The entire issued share capital of PRC Co, whose principal business will be the manufacture of pharmaceutical preparation products in the PRC. PRC Co will be established in the PRC as a limited liability company with equity interests to be held as to about 97% and 3% by SPG and Ouyi respectively. The principal assets of PRC Co will be:

(i) the Preparation Production Lines – the production lines (including production facilities and certain relevant property interests (i.e., land and factory buildings where the production lines are located)) principally for the manufacture of pharmaceutical preparation products;

(ii) the Bulk Production Property Interests – the property interests in connection with the manufacture of bulk pharmaceutical products, part of which the Group is currently leasing from HPF; and

(iii) an amount of RMB10,963,408 (equivalent to about HK$10.4 million) in cash as general working capital.

Details of the above assets are set out in the paragraph headed "Information of the acquiring assets" below.

Consideration and payment terms

RMB216,000,000 (equivalent to about HK$203.8 million), which will be satisfied by way of the issuance and allotment of 219,111,382 Shares effectively to SPG or its nominees (as Ouyi has directed these Shares to be paid to SPG or its nominees as consideration for the Acquisition of its interest in PRC Co) credited as fully paid at the issue price of HK$0.93 per Share. Save for not having the right to receive the final dividend declared in respect of the year ended 31st December, 2001, the Consideration Shares on allotment will rank pari passu in all respects with the then existing issued Shares. The Consideration Shares represent about 17.7% of the existing issued share capital of the Company and about 15.0% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares.

INFORMATION OF THE ACQUIRING ASSETS

Pursuant to the Acquisition, the Group will acquire the en whose principal assets will be:

Asset type	Descriptions
Preparation Production Lines	
Production facilities	Machinery, equipment and purpose of manufacture of tablets, capsules, etc) of anti penicillin, amoxicillin, cefazo aggregate production capac million units per annum.
Property interests	Land with site area of about 21 an aggregate gross floor area 47 Fengshou Road, Shijiazhua
Bulk Production Property Interests	
Property interests	Land with site area of about 8 an aggregate gross floor area 47 Fengshou Road, Shijiazhua about 49,682 sq.m. of the site gross floor area are currently HPF pursuant to the Existin terminated upon Completi Agreement is set out in the Existing Lease Agreement" h
General working capital	
RMB10,963,408	Cash as general working capi

REASONS FOR THE ACQUISITION

The Group principally engages in the manufacture and including vitamins, penicillin antibiotics and cephalospo that the Acquisition is necessary for the implementation leading player in the PRC pharmaceutical industry.

The Acquisition allows the Company to capture the opp market. The Directors believe that the PRC pharmaceut growing industries in the PRC and will have potential fo reasons: (i) large population size of over 1.3 billion but per products is substantially lower than that of developed cou pharmaceutical industry achieved a compound annual gr value; and (iii) with a total output of about RMB233.2 b billion) in 2000, the PRC is one of the major manufactur world.

After Completion, the Group's product portfolio will products to both bulk and finished products and with a capability, the Group will be able to expand its custon hospitals. The Directors believe that the diversification of base will enable the Group to better position itself pharmaceutical market and therefore, expand the Group's

The Acquisition will also greatly eliminate the existing on the Group and SPG Group since the Directors expect that, not have any sales of penicillin, amoxicillin, ampicillin a form to SPG Group.

The Directors expect the acquisition of the Bulk Produc integrate the manufacturing process of the Group's existi with the Termination Agreement, will increase the cashfl account the market potential of the pharmaceutical p prevailing position in the bulk pharmaceutical produ Acquisition is beneficial to the Company and its Sharehold

ONGOING CONNECTED TRANSACTIONS

Following establishment, PRC Co will (i) enter into two le Ouyi; (ii) enter into a composite services agreement wi processing services from an associate of SPG (name transactions will constitute connected transactions to the Completion.

A. Lease agreements

Hong Kong iMail
March 21, 2002 (Thursday)

BUSINESS REVIEW AND OUTLOOK

The year 2001 was extremely challenging for the global hospitality industry and City e-Solutions Limited. It was a year when the slowdown in the U.S. economy and the events which followed the tragic terrorist attacks on September 11 ("9/11") significantly affected the operations of the Group, which has most of its activities in the United States.

As the Group's revenues are allied to business volume and revenue stream of our customers, the operating margins of management contracts have consequently witnessed compression while the room reservations traffic has fallen. At the same time, materialisation of new contracts proved more difficult.

Accordingly, after an assessment of the impact of 9/11 on our operations, we conducted a significant restructuring starting in the fourth quarter to re-align our business to the market conditions. We have scaled back our business development plans and will focus more of our efforts in hotel management (Richfield) and reservations distribution (Sceptre).

Following a business review completed in early 2002, the Group has taken prudent steps to scale back its business development plans and reduce its cost structure to align itself to current market conditions. A one-off restructuring charge estimated to be up to HK$17.2million (US$2.2million) will be incurred in the first-half of the year.

The adoption of a prudent and cautious stance towards new investments during the year has put the Group in a good position as it still has substantial cash resources available to capitalise on future investment opportunities.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the year. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraph 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Exchange's website in due course.

STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 24 May 2002.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 20 March 2002

relating to the Offeror), the omission of which would make any statement in this announcement misleading.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Company) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those relating to the Company), the omission of which would make any statement in this announcement misleading.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

ANNOUNCEMENT

The board of directors of China Pharmaceutical Enterprise and Investment Corporation Limited ("the Company") announces that Mr. WEI Guo Ping, the executive director of the Company, passed away on 19th March, 2002.

The board of directors of the Company expresses deep regret to the decease of Mr. WEI Guo Ping and acknowledges his contributions to the Company for the past years.

By Order of the Board
CAI Dong Chen
Chairman

Hong Kong, 20th March, 2002

... per Share. Save for not having the right to receive the final dividend declared in respect of the year ended 31st December, 2001, the Consideration Shares on allotment will rank pari passu in all respects with the then existing issued Shares. The Consideration Shares represent about 17.7% of the existing issued share capital of the Company and about 15.0% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares.

The issue price of the Consideration Shares represents the average closing price of the Shares at HK$0.93 for the ten trading days up to the date of the Acquisition Agreement. Such issue price also represents a 7.9% discount to the closing price of the Shares at HK$1.01 on 22nd April, 2002, being the date of the Acquisition Agreement.

The consideration was determined after arm's length negotiations among the Company, SPG and Ouyi. The consideration represents the aggregate amount of:

(i) RMB 205,036,592 (equivalent to about HK$193.4 million) (comprising the Preparation Production Lines of RMB 103,759,712 (equivalent to about HK$97.9 million) and the Bulk Production Property Interests of RMB 101,276,880 (equivalent to about HK$95.5 million)), which represents a discount of about 0.3% to an indicative valuation of the Preparation Production Lines and the Bulk Production Property Interests amounting to about RMB 205,647,015 as at 28th February, 2002 prepared by Vigers, a firm of independent valuers; and

(ii) RMB 10,963,408, which represents the actual amount of cash to be injected into PRC Co as its general working capital upon its establishment.

Warranties

Pursuant to the Acquisition Agreement, SPG and Ouyi will provide the Company with, among others, warranties in the following aspects:

Completion Asset Value

In the event that the Completion Asset Value is less than RMB205,036,592 (i.e., the aggregate consideration in connection with the Preparation Production Lines and the Bulk Production Property Interests), SPG and Ouyi will pay (within 5 days after the Completion Asset Value becomes available) to PRC Co an amount that is equivalent to the shortfall in cash.

Completion Result

In the event that PRC Co has incurred an accumulated loss for the period from its establishment to the date of Completion (i.e., the Completion Result being a negative number), SPG and Ouyi will pay (within 5 days after the Completion Result becomes available) to PRC Co an amount equivalent to the Completion Result in cash.

Liquidity Position

In the event that the aggregate amount of Completion Current Assets and any cash to be paid by SPG and Ouyi to PRC Co as defined in the paragraphs headed "Completion Asset Value" and "Completion Result" above is less than the Completion Liabilities, SPG and Ouyi will pay (within 5 days after the Completion Current Assets and Completion Liabilities become available) to PRC Co an amount equivalent to the shortfall in cash.

The independent Directors will confirm whether the above-mentioned requirements have been achieved and, if any of the requirements is not met, the independent Directors will opine on whether each of SPG and Ouyi has fulfilled its obligations under the warranty arrangements and such opinion will be disclosed in the annual report of the Company.

Conditions

Completion is conditional upon, among other things, the following conditions being fulfilled or waived (if applicable) by the Company on or before 27th January, 2003 or such other date as the parties to the Acquisition Agreement may otherwise agree:

i) the passing by the Independent Shareholders of an ordinary resolution at the EGM to approve the Acquisition and the Non-exempted Ongoing Connected Transaction;

ii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Consideration Shares (subject to conditions which neither the Company nor SPG or Ouyi may reasonably object);

iii) the establishment of PRC Co and completion of a due diligence review on PRC Co (covering without limitation to the state of affairs, assets and liabilities, financial position of PRC Co) underlying the Acquisition to the absolute satisfaction of the Company;

iv) all relevant approvals and consents for Completion from the relevant governmental authorities in the PRC and other third party consents, which are necessary, or are reasonably required by the legal advisers of the Company have been obtained; and

v) the receipt by the Company of legal opinions issued by a firm of qualified lawyers in the PRC on the date of the Acquisition Agreement and on Completion in such form and substance satisfactory to the Company in respect of the Acquisition and the Ongoing Connected Transactions.

Shareholding structure of the Company

The following table sets out the shareholding structures of the Company before and immediately after Completion:

	As at the date of the Acquisition Agreement Number of Shares		%	Immediately after Completion Number of Shares	%
SPG	651,054,779	*(note)*	52.49	870,166,161	59.62
Public Shareholders	589,392,500		47.51	589,392,500	40.38
Total	1,240,447,279		100.00	1,459,558,661	100.00

Note: Of the 651,054,779 Shares held by SPG, 25,000,000 Shares are held by Mr. Ding Er Gang, an executive Director, as trustee for SPG and 16,729,762 Shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG.

Ouyi; (ii) enter into a composite services agre processing services from an associate of SP transactions will constitute connected transactior Completion.

A. Lease agreements

Transaction nature

PRC Co will enter into two lease agreement

(i) Lease agreement I

PRC Co will lease from SPG 4 factory about 12,613 sq.m. and a piece of la sq.m. which is located at No. 6 Shijiazhuang, Hebei Province, the PRC

(ii) Lease agreement II

PRC Co will lease from Ouyi a factory about 4,603 sq.m. and a piece of land which is located at No. 276 Zhongshar PRC.

Each of the lease agreements will be effectiv

Rental payable to SPG and Ouyi

An aggregate of about RMB 1.58 million (eq

(i) Lease agreement I

About RMB1.11 million (equivalent to a

(ii) Lease agreement II

About RMB0.47 million (equivalent to a

Each of the two lease agreements is subject t the term of the relevant agree in a a firm of independent valuer he t negotiated on an arm's length basis betweer property valuers, has confirmed that the e market rental value as at 28th February, 2002

B. Provision of composite services by connec

Transaction nature

Pursuant to a composite service agreement Ouyi , PRC Co will demand from Ouyi the daily operation, including utilities (such as medical services, security services, storage, protection services. The Directors believe t PRC Co to save its expenditure on investin production process.

The composite service agreement will be Completion.

Pricing basis

The composite service fee payable by PRC than the provision of utilities) will be based o

The composite service fee payable by PRC C based on the actual cost of the utilities supplie

C. Provision of processing services by conne

Transaction nature

It is envisaged that Second Pharmaceutical Non-exempted Ongoing Connected Transacti the manufacture of ampicillin and ampicilli injection.

As such, PRC Co will have more flexibility to ampicillin related products without incurr installation of relevant processing facilities.

Pricing basis

The fee payable in connection with the proces of such services.

BENEFITS OF THE ONGOING CONNECTED TR

The Ongoing Connected Transactions will be con business of the Group. The terms of the Ongoing C arm's length basis with terms that are fair and reaso to be in the interests of the Group to engage in th transactions will facilitate the operation of the Group

DISCLOSURE REQUIREMENT AND WAIVER SOU

For the purpose of the Listing Rules, the Ongoin require disclosure by way of press announcemen approval at an extraordinary general meeting each t

1AV. 4472

nnouncement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any par

r offer to acquire, purchase or subscribe for securities of the Company.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong with limited liability)

Connected and Discloseable Transaction and Ongoing Connected Transactions

ement with its
ed subsidiaries
share capital of
manufacture of
RMB216,000,000
by way of the
are.

ctions with SPG
g business and
pharmaceutical

opportunities in
ed transactions
process of the

e Termination
the Acquisition
f the Group and

ansaction to the
n, the Ongoing
also constitute
mpted Ongoing
e Independent

ict compliance
f Chapter 14 of

d the Ongoing
commendation
Non-exempted
patched to the
e set out in the

manufacture of
n the PRC as a
% by SPG and

n facilities and
the production
tion products;

ction with the
rrently leasing

ash as general

f the acquiring

by way of the
s (as Ouyi has
cquisition of its
. Save for not
ar ended 31st
respects with
of the existing

INFORMATION OF THE ACQUIRING ASSETS

Pursuant to the Acquisition, the Group will acquire the entire issued share capital of PRC Co., whose principal assets will be:

Asset type	Descriptions
Preparation Production Lines	
Production facilities	Machinery, equipment and other facilities principally for the purpose of manufacture of various forms (powder injections, tablets, capsules, etc) of antibiotic preparation products, such as penicillin, amoxicillin, cefazolin and cefoperazone products. The aggregate production capacity is estimated to be about 2,100 million units per annum.
Property interests	Land with site area of about 21,333 sq.m. and factory buildings with an aggregate gross floor area of about 25,781 sq.m. located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC.
Bulk Production Property Interests	
Property interests	Land with site area of about 86,392 sq.m. and factory buildings with an aggregate gross floor area of about 42,679 sq.m. located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC, of which about 49,682 sq.m. of the site area and about 31,585 sq.m. of the gross floor area are currently being leased by the Company from HPF pursuant to the Existing Lease Agreement, which will be terminated upon Completion. Details of the Termination Agreement is set out in the section headed "Termination of the Existing Lease Agreement" herebelow.
General working capital	
RMB10,983,408	Cash as general working capital for PRC Co

REASONS FOR THE ACQUISITION

The Group principally engages in the manufacture and sale of bulk pharmaceutical products including vitamins, penicillin antibiotics and cephalorsporin antibiotics. The Directors believe that the Acquisition is necessary for the implementation of the Company's strategy to be the leading player in the PRC pharmaceutical industry.

The Acquisition allows the Company to capture the opportunities in the PRC pharmaceutical market. The Directors believe that the PRC pharmaceutical market will be one of the fastest growing industries in the PRC and will have potential for enormous growth for the following reasons: (i) large population size of over 1.3 billion but per capita expenditure in pharmaceutical products is substantially lower than that of developed countries; (ii) from 1990 to 2000, the PRC pharmaceutical industry achieved a compound annual growth rate of 19.5% in terms of output value; and (iii) with a total output of about RMB233.2 billion (equivalent to about HK$220.0 billion) in 2000, the PRC is one of the major manufacturers of pharmaceutical products in the world.

After Completion, the Group's product portfolio will diversify from bulk pharmaceutical products to both bulk and finished products and with addition of preparation manufacturing capability, the Group will be able to expand its customer base by gaining direct access to hospitals. The Directors believe that the diversification of products and the expanded customer base will enable the Group to better position itself to capture the opportunities in the pharmaceutical market and therefore, expand the Group's earning base.

The Acquisition will also greatly eliminate the existing ongoing connected transactions between the Group and SPG Group since the Directors expect that, following Completion, the Group will not have any sales of penicillin, amoxicillin, ampicillin and ampicillin sodium products in bulk form to SPG Group.

The Directors expect the acquisition of the Bulk Production Property Interests will vertically integrate the manufacturing process of the Group's existing bulk pharmaceutical business and, with the Termination Agreement, will increase the cashflow of the Company. After taking into account the market potential of the pharmaceutical preparation products and the Group's prevailing position in the bulk pharmaceutical products, the Directors consider that the Acquisition is beneficial to the Company and its Shareholders as a whole.

ONGOING CONNECTED TRANSACTIONS

Following establishment, PRC Co will (i) enter into two lease agreements with each of SPG and Ouyi; (ii) enter into a composite services agreement with Ouyi; and (iii) demand for certain processing services from an associate of SPG (namely, Second Pharmaceutical). These transactions will constitute connected transactions to the Company under the Listing Rules upon Completion.

The Directors consider that strict compliance wi
shareholders' approval requirements in respect of the
be impractical and unduly onerous on the part of
continuing nature. The Directors expect that the
Non-exempted Ongoing Connected Transaction (i.e
connected person) may exceed the higher of HK$1C
value of the Group; and (b) each of the transactions in
the receipt of composite services may exceed the hi
tangible asset value of the Group but below the hi
tangible asset value of the Group. As such, the Compa
connection with the Non-exempted Ongoing Connect
strict compliance with the disclosure and independen
required under the Listing Rules in respect of each
December, 2004; and (b) in connection with the On
within Rule 14.25(1) of the Listing Rules (i.e., the leas
services as set out in paragraphs (A) and (B) under t
Transactions"), a conditional and continuous waiver f
requirement as required under the Listing Rules in re
are subject to the conditions that:

(a) the Independent Shareholders approve the Transaction and the relevant cap at the EGM;

(b) the transaction amount of each of the Ongoing the relevant annual caps set forth below:

	Types of transactions	*Annual ca*
A	Lease agreements	For each million c value as year
B	Receipt of composite services	For each million c value as year
C	Receipt of processing services	For each 6% of t correspo

(c) details of the Ongoing Connected Transactions w report as prescribed by Rule 14.25(1)(A) to (D) of

(d) the independent non-executive Directors sl Transactions annually and confirm in the relevar relevant Ongoing Connected Transactions have b

(i) in the ordinary and usual course of business

(ii) on normal commercial terms;

(iii) on terms that are fair and reasonable and whole;

(iv) in respect of the lease agreements and rece with the relevant agreement governing them

(v) in the manner as stated in (b) above.

(e) Ouyi and Second Pharmaceutical shall provide provide the Company's auditors with full access auditors' review of the Ongoing Connected Trans and (b)(C) above; and

(f) the auditors of the Company shall review the O and confirm in a letter ("Letter") to the Board, Listing Division of the Stock Exchange, confirmi Transactions:

(i) has received the Board's approval;

(ii) in respect of the lease agreements and r entered into in accordance with the terms of

(iii) in respect of the receipt of processing servic the pricing basis that fee charged to PRC provided; and

(iv) has not exceeded the relevant cap amount se

y way of the
(as Ouyi has
quisition of its
Save for not
ended 31st
respects with
f the existing
he Company

the Shares at
h issue price
d April, 2002,

ompany, SPG

Preparation
and the Bulk
15.5 million)),
Preparation
o about RMB
ident valuers;

nto PRC Co as

with, among

he aggregate
lk Production
n Asset Value

establishment
SPG and Ouyi
Co an amount

n to be paid by
et Value" and
will pay (within
ailable) to PRC

ents have been
will opine on
angements and

ing fulfilled or
her date as the

at the EGM to
tion;

ssion to deal in
ny nor SPG or

w on PRC Co
ncial position of
ny;

governmental
essary, or are
ied; and

l lawyers in the
such form and
d the Ongoing

nd immediately.

after Completion

	%
1	59.62
0	40.38
1	100.00

Jiang, an executive
ne Pharmaceutical

Acquisition is beneficial to the Company and its shareholders as a whole.

ONGOING CONNECTED TRANSACTIONS

Following establishment, PRC Co will (i) enter into two lease agreements with each of SPG and Ouyi; (ii) enter into a composite services agreement with Ouyi; and (iii) demand for certain processing services from an associate of SPG (namely, Second Pharmaceutical). These transactions will constitute connected transactions to the Company under the Listing Rules upon Completion.

A. Lease agreements

Transaction nature

PRC Co will enter into two lease agreements with each of SPG and Ouyi. Pursuant to:

(i) Lease agreement I

PRC Co will lease from SPG 4 factory buildings with an aggregate gross floor area of about 12,613 sq.m. and a piece of land with an aggregate site area of about 24,469 sq.m. which is located at No. 6 Huaxing Road, Zhonghuanan Main Street, Shijiazhuang, Hebei Province, the PRC; and

(ii) Lease agreement II

PRC Co will lease from Ouyi a factory building with an aggregate gross floor area of about 4,603 sq.m. and a piece of land with an aggregate site area of about 3,079 sq.m. which is located at No. 276 Zhongshan West Road, Shijiazhuang, Hebei Province, the PRC.

Each of the lease agreements will be effective for a period of 20 years from Completion.

Rental payable to SPG and Ouyi

An aggregate of about RMB 1.58 million (equivalent to about HK$1.49 million) comprising:

(i) Lease agreement I

About RMB1.11 million (equivalent to about HK$1.05 million) per annum to SPG; and

(ii) Lease agreement II

About RMB0.47 million (equivalent to about HK$0.44 million) per annum to Ouyi.

Each of the two lease agreements is subject to a rental adjustment every three years during the term of the relevant agreement in accordance with the market rate to be confirmed by a firm of independent valuer. The terms of the relevant lease agreement have been negotiated on an arm's length basis between the parties and Vigers, a firm of independent property valuers, has confirmed that the each of the rentals is not higher than the fair market rental value as at 28th February, 2002.

B. Provision of composite services by connected person

Transaction nature

Pursuant to a composite service agreement to be entered into between the PRC Co and Ouyi, *PRC Co will demand from Ouyi the provision of certain composite services for its* daily operation, including utilities (such as electricity and water), fire safety services, medical services, security services, storage, employee canteen services and environment protection services. The Directors believe that entering into the transaction could enable PRC Co to save its expenditure on investing in facilities which are ancillary to its core production process.

The composite service agreement will be effective for a period of 20 years from Completion.

Pricing basis

The composite service fee payable by PRC Co to Ouyi for all composite services (other than the provision of utilities) will be based on the actual cost of the services provided.

The composite service fee payable by PRC Co to Ouyi for the provision of utilities will be based on the actual cost of the utilities supplied to PRC Co plus a 2% handling charge.

C. Provision of processing services by connected person

Transaction nature

It is envisaged that Second Pharmaceutical will provide processing services (i.e., the Non-exempted Ongoing Connected Transaction) to PRC Co principally in connection with the manufacture of ampicillin and ampicillin related products in the form of powder injection.

As such, PRC Co will have more flexibility to access the market potential of ampicillin and ampicillin related products without incurring additional capital expenditure for the installation of relevant processing facilities.

Pricing basis

The fee payable in connection with the processing services will be based on the actual cost of such services.

BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS

The Ongoing Connected Transactions will be conducted in the ordinary and usual course of business of the Group. The terms of the Ongoing Connected Transactions will be agreed on an arm's length basis with terms that are fair and reasonable to the Group. *The Directors consider it* to be in the interests of the Group to engage in the Ongoing Connected Transactions as these transactions will facilitate the operation of the Group's business after Completion.

DISCLOSURE REQUIREMENT AND WAIVER SOUGHT

For the purpose of the Listing Rules, the Ongoing Connected Transactions would normally require disclosure by way of press announcement and/or prior independent shareholders' approval at an extraordinary general meeting each time as such transaction occurs.

(ii) in respect of the lease agreements and rec
entered into in accordance with the terms of th

(iii) *in respect of the receipt of processing service*
the pricing basis that fee charged to PRC C
provided; and

(iv) has not exceeded the relevant cap amount set

Where, *for whatever reason*, the auditors decline to
to provide the Letter, the Directors shall contact the

The Directors (including the independent non-executive
Connected Transactions will be conducted on an arm'
terms and in the usual and ordinary course of business of

In the event of any amendment on the terms of agreem
terms of the agreement) governing the transactions ref
above or any of the Ongoing Connected Transactions
Company will fully comply with the disclosure /
requirements provided in Chapter 14 of the Listing
transactions unless the Company has obtained a separate

In the event of any future amendments to the Listing Rule
than those as at the date of the proposed waiver applica
the Ongoing Connected Transactions belong, including
such transactions be made conditional on approval b
Company will take immediate steps to ensure compli
reasonable period of time.

TERMINATION OF THE EXISTING LEASE AGREEME

Pursuant to the Existing Lease Agreement entered in 1
(namely Zhongkang) leases from HPF, the land use right
of about 49,682 sq.m., together with the factory building
about 31,585 sq.m. which form part of the Bulk Product
Existing Lease Agreement is 30 years commencing from
under the Existing Lease Agreement is RMB4,249,390 (
annum at present and is subject to a rental adjustment
rate to be confirmed by a firm of independent valuers d
1996, the Stock Exchange granted a waiver from str
requirement as required under the Listing Rules up to t
Agreement.

As the Company intends to acquire the Bulk Productio
April, 2002, Zhongkang and HPF have entered into the
Existing Lease Agreement with effect from Completion.
associate of the controlling shareholder of the Comp
Agreement constitutes a connected transaction under Li
under the Termination Agreement is less than 3% of th
no independent shareholders' approval is required. D
be included in the Company's next published annual re

APPROVAL BY INDEPENDENT SHAREHOLDERS

For the purpose of the Listing Rules, the Acquisition co
Company. As SPG beneficially owns an aggregate of a
the Company, the Acquisition, the Ongoing Connected
Termination Agreement also constitute connected trans
and Non-exempted Ongoing Connected Transaction
approval of the Independent Shareholders at the EG
abstain from voting.

In view of SPG's interests in the Acquisition, an Indepen
to advise the Independent Shareholders on whether
Non-exempted Ongoing Connected Transaction are in
and reasonable so far as the Independent Sharehol
financial adviser will be appointed to advise the Indepe
Acquisition and the Non-exempted Ongoing Connected

EGM

The EGM will be convened as soon as practicable
proposed to approve the Acquisition and the Non-exe
In view of SPG's interests in the Acquisition and t
Transaction, SPG and its associates will abstain from vo

GENERAL

A circular containing, among other things, informati
Connected Transactions, the letter from the independe
to the Independent Board Committee and the reco
Committee in relation to the Acquisition and th
Transaction, and a notice convening the EGM to consi
others, the Acquisition and the Non-exempted O
dispatched to the Shareholders as soon as practicable

The Company will make an application to the Listing C
to deal in the Consideration Shares to be issued under

As the Acquisition may or may not proceed (dependin
Acquisition Agreement), Shareholders and investors ar
dealing in the shares of the Company.

DEFINITIONS

"Acquisition"	the transaction Agreement
"Acquisition Agreement"	the conditional sal April, 2002 entere purchaser, and SPG entire issued share
"associate(s)"	Has the meaning as
"Board"	The board of Direct

/A(4472

teness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ny.

UTICAL ENTERPRISE AND ORPORATION LIMITED

業投資有限公司

(Hong Kong with limited liability)

action and Ongoing Connected Transactions

ASSETS

will acquire the entire issued share capital of PRC Co.,

ons

y, equipment and other facilities principally for the of manufacture of various forms (powder injections, apsules, etc) of antibiotic preparation products, such as amoxicillin, cefazolin and cefoperazone products. The production capacity is estimated to be about 2,100 its per annum.

site area of about 21,333 sq.m. and factory buildings with gate gross floor area of about 25,781 sq.m. located at No. ou Road, Shijiazhuang, Hebei Province, the PRC.

site area of about 86,392 sq.m. and factory buildings with gate gross floor area of about 42,679 sq.m. located at No. ou Road, Shijiazhuang, Hebei Province, the PRC, of which 682 sq.m. of the site area and about 31,585 sq.m. of the r area are currently being leased by the Company from uant to the Existing Lease Agreement, which will be d upon Completion. Details of the Termination t is set out in the section headed "Termination of the ease Agreement" herebelow.

eneral working capital for PRC Co

manufacture and sale of bulk pharmaceutical products cs and cephalorsporin antibiotics. The Directors believe he implementation of the Company's strategy to be the cal industry.

to capture the opportunities in the PRC pharmaceutical e PRC pharmaceutical market will be one of the fastest ill have potential for enormous growth for the following r 1.3 billion but per capita expenditure in pharmaceutical at of developed countries; (ii) from 1990 to 2000, the PRC ompound annual growth rate of 19.5% in terms of output f about RMB233.2 billion (equivalent to about HK$220.0 major manufacturers of pharmaceutical products in the

duct portfolio will diversify from bulk pharmaceutical roducts and with addition of preparation manufacturing expand its customer base by gaining direct access to he diversification of products and the expanded customer er position itself to capture the opportunities in the expand the Group's earning base.

ate the existing ongoing connected transactions between rectors expect that, following Completion, the Group will cillin, ampicillin and ampicillin sodium products in bulk

of the Bulk Production Property Interests will vertically f the Group's existing bulk pharmaceutical business and, increase the cashflow of the Company. After taking into pharmaceutical preparation products and the Group's rmaceutical products, the Directors consider that the y and its Shareholders as a whole.

TIONS

(i) enter into two lease agreements with each of SPG and ices agreement with Ouyi; and (iii) demand for certain ate of SPG (namely, Second Pharmaceutical). These transactions to the Company under the Listing Rules upon

The Directors consider that strict compliance with the disclosure and/or independent shareholders' approval requirements in respect of the Ongoing Connected Transactions would be impractical and unduly onerous on the part of the Group as they are of a regular and continuing nature. The Directors expect that the annual transaction amount of (a) the Non-exempted Ongoing Connected Transaction (i.e., provision of processing services by connected person) may exceed the higher of HK$10,000,000 or 3% of the net tangible asset value of the Group; and (b) each of the transactions in connection with the lease agreements and the receipt of composite services may exceed the higher of HK$1,000,000 or 0.03% of the net tangible asset value of the Group but below the higher of HK$10,000,000 or 3% of the net tangible asset value of the Group. As such, the Company will apply to the Stock Exchange (a) in connection with the Non-exempted Ongoing Connected Transaction, a conditional waiver from strict compliance with the disclosure and independent shareholders' approval requirements as required under the Listing Rules in respect of each of the three financial years ended 31st December, 2004; and (b) in connection with the Ongoing Connected Transactions which fall within Rule 14.25(1) of the Listing Rules (i.e., the lease arrangement and receipt of composite services as set out in paragraphs (A) and (B) under the section headed "Ongoing Connected Transactions"), a conditional and continuous waiver from strict compliance with the disclosure requirement as required under the Listing Rules in respect of each financial year. The waivers are subject to the conditions that:

(a) the Independent Shareholders approve the Non-exempted Ongoing Connected Transaction and the relevant cap at the EGM;

(b) the transaction amount of each of the Ongoing Connected Transactions does not exceed the relevant annual caps set forth below:

	Types of transactions	*Annual cap*
A	Lease agreements	For each financial year, the higher of HK$10 million or 3% of the Group's net tangible asset value as at the end of each corresponding financial year
B	Receipt of composite services	For each financial year, the higher of HK$10 million or 3% of the Group's net tangible asset value as at the end of each corresponding financial year
C	Receipt of processing services	For each financial year up to 31st December, 2004, 6% of the Group's turnover for each of the corresponding financial year

(c) details of the Ongoing Connected Transactions will be disclosed in the Company's annual report as prescribed by Rule 14.25(1)(A) to (D) of the Listing Rules;

(d) the independent non-executive Directors shall review the Ongoing Connected Transactions annually and confirm in the relevant annual report of the Company that the relevant Ongoing Connected Transactions have been entered into:

  (i) in the ordinary and usual course of business of the Group;

  (ii) on normal commercial terms;

  (iii) on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

  (iv) in respect of the lease agreements and receipt of composite services, in accordance with the relevant agreement governing them; and

  (v) in the manner as stated in (b) above.

(e) Ouyi and Second Pharmaceutical shall provide an undertaking to the Stock Exchange to provide the Company's auditors with full access to the relevant records for the purpose of auditors' review of the Ongoing Connected Transactions as referred to in paragraph (b)(B) and (b)(C) above; and

(f) the auditors of the Company shall review the Ongoing Connected Transactions annually and confirm in a letter ("Letter") to the Board, a copy of which shall be provided to the Listing Division of the Stock Exchange, confirming that each of the Ongoing Connected Transactions:

  (i) has received the Board's approval;

  (ii) in respect of the lease agreements and receipt of composite services, has been entered into in accordance with the terms of the relevant agreement governing them;

  (iii) in respect of the receipt of processing services, has been entered in accordance with the pricing basis that fee charged to PRC Co is at the actual cost of the services provided; and

  (iv) has not exceeded the relevant cap amount set out in paragraph (b) above.

Where, for whatever reason, the auditors decline to accept the engagement or are unable

services agreement with Ouyi; and (iii) demand for certain
ociate of SPG (namely, Second Pharmaceutical). These
ed transactions to the Company under the Listing Rules upon

se agreements with each of SPG and Ouyi. Pursuant to:

SPG 4 factory buildings with an aggregate gross floor area of
a piece of land with an aggregate site area of about 24,469
d at No. 6 Huaxing Road, Zhonghuanan Main Street,
vince, the PRC; and

Ouyi a factory building with an aggregate gross floor area of
piece of land with an aggregate site area of about 3,079 sq.m.
276 Zhongshan West Road, Shijiazhuang, Hebei Province, the

will be effective for a period of 20 years from Completion.

yi

.58 million (equivalent to about HK$1.49 million) comprising:

(equivalent to about HK$1.05 million) per annum to SPG; and

(equivalent to about HK$0.44 million) per annum to Ouyi.

ents is subject to a rental adjustment every three years during
in accordance with the market rate to be confirmed by
the terms of the relevant lease agreement have been
h basis between the parties and Vigers, a firm of independent
med that the each of the rentals is not higher than the fair
February, 2002.

rices by connected person

vice agreement to be entered into between the PRC Co and
from Ouyi the provision of certain composite services for its
utilities (such as electricity and water), fire safety services,
ervices, storage, employee canteen services and environment
ectors believe that entering into the transaction could enable
iture on investing in facilities which are ancillary to its core

reement will be effective for a period of 20 years from

payable by PRC Co to Ouyi for all composite services (other
) will be based on the actual cost of the services provided.

payable by PRC Co to Ouyi for the provision of utilities will be
e utilities supplied to PRC Co plus a 2% handling charge.

rvices by connected person

d Pharmaceutical will provide processing services (i.e., the
nnected Transaction) to PRC Co principally in connection with
llin and ampicillin related products in the form of powder

more flexibility to access the market potential of ampicillin and
s without incurring additional capital expenditure for the
essing facilities.

on with the processing services will be based on the actual cost

CONNECTED TRANSACTIONS

ctions will be conducted in the ordinary and usual course of
s of the Ongoing Connected Transactions will be agreed on an
t are *fair and reasonable to the Group. The Directors consider it*
p to engage in the Ongoing Connected Transactions as these
ration of the Group's business after Completion.

AND WAIVER SOUGHT

Rules, the Ongoing Connected Transactions would normally
press announcement and/or prior independent shareholders'
eral meeting each time as such transaction occurs.

provided; and

(iv) has not exceeded the relevant cap amount set out in paragraph (b) above.

Where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the Directors shall contact the Stock Exchange as soon as practicable;

The Directors (including the independent non-executive Directors) consider that the Ongoing Connected Transactions will be conducted on an arm's length basis, on normal commercial terms and in the usual and ordinary course of business of the Group.

In the event of any amendment on the terms of agreements (unless as provided for under the terms of the agreement) governing the transactions referred to in paragraph (b)(A) or (b)(B) above or any of the Ongoing Connected Transactions exceeds the relevant annual cap, the Company will fully comply with the disclosure / independent shareholders' approval requirements provided in Chapter 14 of the Listing Rules in respect of the connected transactions unless the Company has obtained a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than those as at the date of the proposed waiver application on transactions of the kind to which the Ongoing Connected Transactions belong, including, but not limited to, a requirement that such transactions be made conditional on approval by the independent Shareholders, the *Company will take immediate steps to ensure compliance with such requirements within a* reasonable period of time.

TERMINATION OF THE EXISTING LEASE AGREEMENT

Pursuant to the Existing Lease Agreement entered in 1996, one of the Company's subsidiaries (namely Zhongkang) leases from HPF, the land use right for the land with an aggregate site area of about 49,682 sq.m., together with the factory buildings with an aggregate gross floor area of about 31,585 sq.m. which form part of the Bulk Production Property Interests. The term of the Existing Lease Agreement is 30 years commencing from 16th August, 1995. The rentals payable under the Existing Lease Agreement is RMB4,249,390 (equivalent to about HK$4.0 million) per annum at present and is subject to a rental adjustment every three years according to market rate to be confirmed by a firm of independent valuers during the term of the lease. In December 1996, the Stock Exchange granted a waiver from strict compliance with the announcement requirement as required under the Listing Rules up to the end of the term of the Existing Lease Agreement.

As the Company intends to acquire the Bulk Production Property Interests from SPG, on 22nd April, 2002, Zhongkang and HPF have entered into the Termination Agreement to terminate the Existing Lease Agreement with effect from Completion. As HPF is wholly-owned by SPG (i.e., an associate of the controlling shareholder of the Company), the entering into the Termination Agreement constitutes a connected transaction under Listing Rules. As the annual rental amount *under the Termination Agreement is less than 3% of the latest net tangible assets of the Group,* no independent shareholders' approval is required. Details of the Termination Agreement will be included in the Company's next published annual report.

APPROVAL BY INDEPENDENT SHAREHOLDERS

For the purpose of the Listing Rules, the Acquisition constitutes a discloseable transaction to the Company. As SPG beneficially owns an aggregate of about 52.49% of the issued share capital of the Company, the Acquisition, the Ongoing Connected Transactions and the entering into of the *Termination Agreement also constitute connected transactions to the Company. The Acquisition* and Non-exempted Ongoing Connected Transaction are subject to, among other things, the approval of the Independent Shareholders at the EGM whereby SPG and its associates will abstain from voting.

In view of SPG's interests in the Acquisition, an Independent Board Committee will be appointed to advise the Independent Shareholders on whether or not the terms of the Acquisition and Non-exempted Ongoing Connected Transaction are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. An independent *financial adviser will be appointed to advise the Independent Board Committee in respect of the* Acquisition and the Non-exempted Ongoing Connected Transaction.

EGM

The EGM will be convened as soon as practicable at which an ordinary resolution will be proposed to approve the Acquisition and the Non-exempted Ongoing Connected Transaction. In view of SPG's interests in the Acquisition and the Non-exempted Ongoing Connected Transaction, SPG and its associates will abstain from voting at the EGM in the relevant regards.

GENERAL

A circular containing, among other things, information on the Acquisition and the Ongoing Connected Transactions, the letter from the independent financial adviser containing its advice to the Independent Board Committee and the recommendation of the Independent Board Committee in relation to the Acquisition and the Non-exempted Ongoing Connected Transaction, and a notice convening the EGM to consider and, if thought fit, to approve, among others, the Acquisition and the Non-exempted Ongoing Connected Transaction will be dispatched to the Shareholders as soon as practicable

The Company will make an application to the Listing Committee for the listing of and permission to deal in the Consideration Shares to be issued under the Acquisition Agreement.

As the Acquisition may or may not proceed (depending on the fulfillment of the conditions of the Acquisition Agreement), Shareholders and investors are reminded to exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Acquisition"	the transaction contemplated under the Acquisition Agreement
"Acquisition Agreement"	the conditional sale and purchase agreement dated 22nd April, 2002 entered into between the Company, as the purchaser, and SPG and Ouyi, as the vendors in relation to the *entire issued share capital of PRC Co*
"associate(s)"	Has the meaning ascribed to it under the Listing Rules
"Board"	The board of Directors

(Page 2)

"Bulk Production Property Interests"	Land and factory buildings located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC, part of which are currently being leased by the Company from HPF for the manufacture of bulk pharmaceutical products
"Company"	China Pharmaceutical Enterprise and Investment Corporation Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Completion"	Completion of the Acquisition, which is subject to, among others, the conditions as set out in the paragraph headed "Conditions" above being fulfilled or waived (if applicable) by the Company
"Completion Asset Value"	The value of the Preparation Production Lines and the Bulk Production Property Interests (excluding the accumulated depreciation and amortisation) to be shown in the management account of PRC Co as at the date of Completion
"Completion Current Assets"	The value of total current assets of PRC Co to be shown in the management account of PRC Co as at the date of Completion
"Completion Liabilities"	The value of total liabilities (including current liabilities and non-current liabilities) of PRC Co to be shown in the management account of PRC Co as at the date of Completion
"Completion Result"	The profit or loss after taxation to be shown in the management account of PRC Co for the period from its establishment to the date of Completion
"Consideration Shares"	The issuance and allotment of 219,111,362 Shares at the issue price of HK$0.93 each for the settlement of the consideration payable under the Acquisition Agreement
"Director(s)"	The director(s) of the Company
"EGM"	The extraordinary general meeting of the Company to be convened as soon as practicable to consider and approve, among others, the Acquisition and the Non-exempted Ongoing Connected Transaction including any adjourned meeting thereof
"Existing Lease Agreement"	The lease agreement dated 11th December, 1996 entered into between Zhongkang and HPF in connection with certain Bulk Production Property Interests, details of which was disclosed in the Company's announcement dated 11th December, 1996
"Group"	The Company together with its subsidiaries
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"HPF"	Shijiazhuang Pharmaceutical Group Company Limited Hebei Pharmaceutical Factory (石家庄制藥集團有限公司河北制藥分廠), which is established in the PRC and wholly-owned by SPG
"Independent Board Committee"	An independent committee of the Board to be appointed by the Board to advise the Independent Shareholders in respect of the Acquisition and the Non-exempted Ongoing Connected Transaction in connection with the receipt of processing services
"Independent Shareholders"	Shareholders other than SPG and its associates
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Non-exempted Ongoing Connected Transaction"	The provision of processing services by an associate of SPG to PRC Co, which the Directors expect the annual transaction amount may exceed the higher of HK$10,000,000 or 3% of the net tangible asset value of the Group and whose details are set out in paragraph (C) under the section headed "Ongoing Connected Transactions" in this announcement
"Ongoing Connected	the connected transactions (including the

The Board of Directors (the "Directors") of Chin Corporation Limited (the "Company") is pleased the Company and its subsidiaries (the "Group") fc

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2001

Turnover
Cost of sales

Gross profit
Other revenue
Distribution costs
Administrative expenses
Other operating expenses
Allowance for doubtful debts
Impairment loss on property, plant and equipment

Profit from operations
Finance costs
Impairment of goodwill of an associate
Loss on dissolution of a subsidiary
Gain on disposal of subsidiaries
Share of loss of an associate
Share of profit of a jointly controlled entity

Profit before taxation
Taxation

Profit before minority interests
Minority interests

Profit attributable to shareholders

Dividend

Earnings per share
Basic

Diluted

Notes:

1. **Segment information**

Penicillin series
7-ACA series
Vitamin C series
Others

Unallocated corporate income
Unallocated corporate expenses

Profit from operations

2. **Profit from operations**

Profit from operations has been arrived at after charging (crediting):

Amortisation of intangible assets
Depreciation of property, plant and equipment
Bank interest income
Interest income from loan receivables

3. **Taxation**

asset value of the Group and whose details are set out in paragraph (C) under the section headed "Ongoing Connected Transactions" in this announcement

"Ongoing Connected Transactions"	the connected transactions (including the Non-exempted Ongoing Connected Transaction), as described in paragraph headed "Ongoing Connected Transactions" in this announcement, which will constitute connected transactions to the Company and are subject to disclosure/independent shareholders' approval under the Listing Rules
"Ouyi"	Shijiazhuang Pharmaceutical Group Ouyi Pharmaceutical Company Limited (石家庄制藥集團歐意藥業有限公司), a limited liability company established in the PRC, whose entire issued share capital is beneficially wholly-owned by SPG
"PRC"	The People's Republic of China, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan
"PRC Co"	a limited liability company to be established in the PRC, whose principal assets will be the Preparation Production Lines, the Bulk Production Property Interests and general working capital of RMB10,963,408, which will be owned as to about 97% and 3% by SPG and Ouyi respectively before Completion and will become a wholly-owned subsidiary of the Company after Completion
"Preparation Production Lines"	the production lines (including production facilities and certain relevant property interests (i.e., land use rights and factory buildings where the production lines are located)) principally for the manufacture of pharmaceutical preparation products, such as penicillin, amoxicillin, cefazolin and cefoperazone products
"Second Pharmaceutical"	Shijiazhuang Municipal Second Pharmaceutical Factory (石家庄市第二制藥廠), a limited liability company established in the PRC, which is an associate of SPG and hence a connected person to the Company pursuant to the Listing Rules
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	the shareholder(s) of the Company
"SPG"	Shijiazhuang Pharmaceutical Group Company Limited (石家庄制藥集團有限公司), a limited liability company established in the PRC and the controlling shareholder of the Company
"SPG Group"	SPG together with its subsidiaries excluding the Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Termination Agreement"	the agreement dated 22nd April, 2002 entered into between Zhongkang and HPF in connection with the termination of the Existing Lease Agreement upon Completion
"Vigers"	Vigers Hong Kong Limited, a firm of independent land, building, plant and machinery valuers
"Zhongkang"	Hebei Zhongkang Pharmaceutical Company Limited (河北中抗制藥有限公司), a limited liability company established in the PRC and a subsidiary of the Company which is effectively owned as to 99% by the Company and 1% by SPG
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"sq.m."	square metre
"%"	per cent.

Note: For information purpose only, the translation of RMB to HK$ in this announcement is based at the rate of RMB1.06 to HK$1.00.

By order of the Board
CAI Dong Chen
Chairman

Hong Kong, 22nd April, 2002

Interest income from loan receivables

3. **Taxation**

The charge comprises:

PRC income tax
- current year
- under provision in prior year

Share of taxation of a jointly controlled entity

No Hong Kong Profits Tax is payable by the Company or its H
assessable profit for the year. The taxation charge for the yea
of the subsidiaries and a jointly controlled entity established in

There was no significant unprovided deferred taxation for
unprovided deferred tax asset or liability at the balance sheet

4. **Earnings per share**

The calculation of the basic and diluted earnings per share is b

Profit attributable to shareholders

Weighted average number of ordinary shares for the purpose of basic earnings per share

Effect of dilutive potential ordinary shares in respect of share options

Weighted average number of ordinary shares for the purpose of diluted earnings per share

The computation of diluted earnings per share does not outstanding warrants as the exercise pric hose warrants throughout the year ended December 31, 2000 and until t October 2001.

DIVIDEND

The Directors recommends the payment of a final dividend
ended December 31, 2001 (2000: Nil) payable on June 7,
appear on the register of members of the Company on May

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Tuesday, Ma
both dates inclusive, during which period no transfer of sha

In order to qualify for the proposed final dividend, all con
by the relevant share certificates must be lodged with
transfer office, Secretaries Limited, at 5th Floor, Wing On C
Hong Kong for registration not later than 4:00 p.m. on Frida

BUSINESS REVIEW AND PROSPECTS

Results

The Group reported turnover of HK$1,168,244,000 for th
representing an increase of 17% over the previous year. P
the year amounted to HK$140,006,000, representing an inc
previous year. The growth in turnover profit was a
production of 7-ACA series, the upturn in the market of pen
controlling production costs.

NOTICE IS HEREBY GIVEN that the Annual General Mee
Boardroom, Mezzanine Floor, Renaissance Harbour View
Hong Kong on Monday, May 27, 2002 at 10:00 a.m. for the fo

1. To receive and consider the audited financial statem
the report of auditors for the year ended December 31
2. To declare a final dividend.
3. To re-elect directors and to fix the remuneration of dir
4. To re-appoint auditors and to authorize the directors to

Hong Kong, April 22, 2002.

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong with limited liability)

2001 RESULTS ANNOUNCEMENT

The Board of Directors (the "Directors") of China Pharmaceutical Enterprise and Investment Corporation Limited (the "Company") is pleased to present the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2001.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2001

	2001 *HK$'000*	2000 *HK$'000*
Turnover	1,168,244	995,096
Cost of sales	(838,525)	(747,722)
Gross profit	329,719	247,374
Other revenue	10,468	12,638
Distribution costs	(25,694)	(19,793)
Administrative expenses	(101,173)	(78,372)
Other operating expenses	(9,377)	(2,847)
Allowance for doubtful debts	(9,600)	(12,030)
Impairment loss on property, plant and equipment	(3,543)	(17,250)
Profit from operations	190,800	129,720
Finance costs	(27,102)	(29,843)
Impairment of goodwill of an associate	(2,032)	–
Loss on dissolution of a subsidiary	–	(1,081)
Gain on disposal of subsidiaries	4,061	–
Share of loss of an associate	–	(290)
Share of profit of a jointly controlled entity	5,183	3,779
Profit before taxation	170,900	102,285
Taxation	(29,315)	(21,364)
Profit before minority interests	141,585	80,921
Minority interests	(1,579)	(448)
Profit attributable to shareholders	140,006	80,473
Dividend	44,656	–
Earnings per share		
Basic	11.29 cents	6.49 cents
Diluted	11.10 cents	6.40 cents

Notes:

1. **Segment Information**

	Turnover		Segment Result	
	2001 *HK$'000*	2000 *HK$'000*	2001 *HK$'000*	2000 *HK$'000*
Penicillin series	510,405	428,798	108,855	73,373
7-ACA series	353,080	230,793	103,278	41,891
Vitamin C series	286,734	317,677	822	36,903
Others	18,025	17,828	(6,848)	(14,301)
	1,168,244	995,096	206,105	137,866
Unallocated corporate income			–	3,051
Unallocated corporate expenses			(15,305)	(11,197)
Profit from operations			190,800	129,720

2. **Profit from operations**

	2001 *HK$'000*	2000 *HK$'000*
Profit from operations has been arrived at after charging (crediting):		
Amortisation of intangible assets	15,255	13,250
Depreciation of property, plant and equipment	88,715	82,348
Bank interest income	(1,238)	(5,210)
Interest income from loan receivables	(900)	(1,425)

3. **Taxation**

	2001 *HK$'000*	2000 *HK$'000*
The charge comprises:		

Production and sales

All the production lines of the Group have attained full capacity in the year. The output of the three major series of the Group has reached record high with equally strong sales figures. Products under the three major series have been further diversified with as many as 15 products. Currently the sales of the Group are widely distributed with no single product accounting for more than 20% of total sales, thus greatly minimizing the risk of the Group on the reliance of a particular product.

Penicillin series

The output of penicillin for the year reached 2,787 tonnes, an increase of 12% over the previous year. Sales increased by 19%, reflecting the increment of the product prices of the series. The series continued to be the largest revenue contributor of the Group and accounted for 44% of the Group's sales for the year.

We believe that the favourable market conditions of the series will sustain in the year 2002.

7-ACA series

The output of 7-ACA for the year reached 295 tonnes, which is the first time for the output to reach the original designed capacity. The output increased by 43% as compared with the previous year. The output of cefazolin, a downstream product, reached 146 tonnes, an increase of 47% over the previous year. The sales of the series increased by 53% as compared with the previous year, accounting for 30% of the Group's sales. In addition, there are a number of cephalosporin products under development, among which cefoperazone and cefradine have already been put into production.

With the completion of the expansion project of the 7-ACA production lines during the year, the Group's production capacity of 7-ACA has reached 800 tonnes per annum. The Group has now become the largest manufacturer of 7-ACA in Asia as well as a major supplier of the product in the markets of China, East Asia and India. We believe that with the expanded production capacity, our advantage in the market will be further strengthened and the series will become the major source of the growth in the Group's revenue and profit.

Vitamin C series

The output of vitamin C increased 7% to 11,222 tonnes this year, whereas product prices declined by approximately 20% on average. Sales decreased by 10% over previous year and contribution of the series to the Group's sales was furthered lowered to 25%. The market of the vitamin C products has been undergoing a profound consolidation. The Company will monitor the development closely and act responsively to adjust the product mix in order to minimize the impact of the market consolidation.

Product cost and profit margin

Through adopting effective cost control measures and making use of new technology and equipment, the costs of all our products have been lowered by different degrees. Among which the cost of cefazolin has been lowered by 25%, whereas the costs of 7-ACA, vitamin C and amoxicillin have been lowered by more than 10%. This reduction in production costs coupled with the improved market conditions of 7-ACA and penicillin series enabled the Group to attain a gross profit margin of 28%, an increase of 3% over last year.

Acquisition and disposal of assets

On April 22, 2002, the Company has entered into an agreement to acquire certain preparation production lines. After completion of the acquisition, the Group's product portfolio will diversify from bulk pharmaceutical products to both bulk and preparation pharmaceutical products. With the additions of preparation products, the market realm of the Group will be significantly expanded and that will be greatly beneficial to the development of new products in the future. The acquisition will also strengthen the Group's capital base and earning base and generate substantial revenue.

The Group has disposed of its theobromine business during the year in order to eliminate its non-core loss-making business.

Development of new drug

The development of butylphthalide, a category one new drug in the PRC, by the Group has passed the third phase of clinical trial. Application for approval has been made to the State Drug Administration. Due to the stringent requirement for the approval of category one new drug, it is anticipated that approval for production will be obtained in the second or third quarter of 2002. The Group has already been working on the establishment of the production line for the product, so that the product could be introduced to the market once approval is obtained.

Outlook

"Bulk Production Property Interests"	Land and factory buildings located at No. 47 Fengshou Road, Shijiazhuang, Hebei Province, the PRC, part of which are currently being leased by the Company from HPF for the manufacture of bulk pharmaceutical products
"Company"	China Pharmaceutical Enterprise and Investment Corporation Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Completion"	Completion of the Acquisition, which is subject to, among others, the conditions as set out in the paragraph headed "Conditions" above being fulfilled or waived (if applicable) by the Company
"Completion Asset Value"	The value of the Preparation Production Lines and the Bulk Production Property Interests (excluding the accumulated depreciation and amortisation) to be shown in the management account of PRC Co as at the date of Completion
"Completion Current Assets"	The value of total current assets of PRC Co to be shown in the management account of PRC Co as at the date of Completion
"Completion Liabilities"	The value of total liabilities (including current liabilities and non-current liabilities) of PRC Co to be shown in the management account of PRC Co as at the date of Completion
"Completion Result"	The profit or loss after taxation to be shown in the management account of PRC Co for the period from its establishment to the date of Completion
"Consideration Shares"	The issuance and allotment of 219,111,382 Shares at the issue price of HK$0.93 each for the settlement of the consideration payable under the Acquisition Agreement
"Director(s)"	The director(s) of the Company
"EGM"	The extraordinary general meeting of the Company to be convened as soon as practicable to consider and approve, among others, the Acquisition and the Non-exempted Ongoing Connected Transaction including any adjourned meeting thereof
"Existing Lease Agreement"	The lease agreement dated 11th December, 1996 entered into between Zhongkang and HPF in connection with certain Bulk Production Property Interests, details of which was disclosed in the Company's announcement dated 11th December, 1996
"Group"	The Company together with its subsidiaries
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"HPF"	Shijiazhuang Pharmaceutical Group Company Limited Hebei Pharmaceutical Factory (石家庄制藥集團有限公司河北制藥分廠), which is established in the PRC and wholly-owned by SPG
"Independent Board Committee"	An independent committee of the Board to be appointed by the Board to advise the Independent Shareholders in respect of the Acquisition and the Non-exempted Ongoing Connected Transaction in connection with the receipt of processing services
"Independent Shareholders"	Shareholders other than SPG and its associates
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Non-exempted Ongoing Connected Transaction"	The provision of processing services by an associate of SPG to PRC Co, which the Directors expect the annual transaction amount may exceed the higher of HK$10,000,000 or 3% of the net tangible asset value of the Group and whose details are set out in paragraph (C) under the section headed "Ongoing Connected Transactions" in this announcement
"Ongoing Connected Transactions"	the connected transactions (including the Non-exempted Ongoing Connected Transaction), as described in paragraph headed "Ongoing Connected Transactions" in this announcement which

	2001	2000
Depreciation of property, plant and equipment	88,715	82,348
Bank interest income	(1,238)	(5,210)
Interest income from loan receivables	(900)	(1,425)

3. **Taxation**

	2001 HK$'000	2000 HK$'000
The charge comprises:		
PRC income tax		
– current year	28,529	16,439
– under provision in prior year	-	2,251
Share of taxation of a jointly controlled entity	786	2,674
	29,315	21,364

No Hong Kong Profits Tax is payable by the Company or its Hong Kong subsidiaries since they had no assessable profit for the year. The taxation charge for the year represents provision for PRC income tax of the subsidiaries and a jointly controlled entity established in the PRC.

There was no significant unprovided deferred taxation for the year and there was no significant unprovided deferred tax asset or liability at the balance sheet date.

4. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2001	2000
Profit attributable to shareholders	HK$140,006,000	HK$80,473,000
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,240,447,279	1,240,429,301
Effect of dilutive potential ordinary shares in respect of share options	20,934,321	16,000,000
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,261,381,600	1,256,429,301

The computation of diluted earnings per share does not assume the exercise of the Company's outstanding warrants as the exercise price of those warrants was higher than the fair value of the shares throughout the year ended December 31, 2000 and until the date of expiration of the warrants in October 2001.

DIVIDEND

The Directors recommends the payment of a final dividend of HK3.6 cents per share for the year ended December 31, 2001 (2000: Nil) payable on June 7, 2002 to shareholders whose names appear on the register of members of the Company on May 27, 2002.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Tuesday, May 21, 2002 to Monday, May 27, 2002, both dates inclusive, during which period no transfer of shares will be registered.

In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar and transfer office, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, May 17, 2002.

BUSINESS REVIEW AND PROSPECTS

Results

The Group reported turnover of HK$1,168,244,000 for the year ended December 31, 2001, representing an increase of 17% over the previous year. Profit attributable to shareholders for the year amounted to HK$140,006,000, representing an increase of 74% as compared with the previous year. The growth in turnover and profit was a combined result of our expanded production of 7-ACA series, the upturn in the market of penicillin series as well as our efforts in controlling production costs.

The development of butylphthalide, a category one new drug in the PRC, by the Group has passed the third phase of clinical trial. Application for approval has been made to the State Drug Administration. Due to the stringent requirement for the approval of category one new drug, it is anticipated that approval for production will be obtained in the second or third quarter of 2002. The Group has already been working on the establishment of the production line for the product, so that the product could be introduced to the market once approval is obtained.

Outlook

In the year 2002, the Group will concentrate on:

1. Production and sale: Production of existing products will be maintained at full capacity, with focus on the 7-ACA series and other new products. With the expansion of the production capacity of the 7-ACA series, it is believed that the turnover and profit of the Group for the year 2002 will have substantial increment.

2. Market expansion: More effort will be put to the market development of the preparation products in order to swiftly secure a strong position in the new market realm. Once the approval is granted, butylphthalide will be introduced to the market. It is hoped that satisfactory sales can be achieved from the new business in the year 2002.

3. Acquisition and development: The Group will closely look for good acquisition opportunities with a view to expanding its asset and business base. At the same time, the Group is considering the possibility of re-structuring a portion of its assets and business to be listed in the "A Share" stock market in the PRC. The Company will make announcement about the related development as and when appropriate.

FINANCIAL REVIEW

As at December 31, 2001, the Group's total bank borrowings was HK$469 million, an increase of HK$26 million as compared to HK$443 million at the last year end date, and the maturity profile spread over a period of four years with HK$303 million repayable within 1 year and HK$166 million within 2 to 4 years.

Gearing ratio was 22%, which was calculated on the basis of the Group's net bank borrowings (after deducting cash and bank balances of HK$180 million) over shareholders' funds at the year end date.

The majority of the Group's bank borrowings, approximately 71% at the year end date, was in Renminbi with the balance in Hong Kong dollars. As the Group derives its revenue mainly in Renminbi, its exposure to foreign exchange rate fluctuations is not significant.

EMPLOYEES

At the year end date, the Group has approximately 4,310 employees, the majority of them are employed in the PRC. They are remunerated at market level with benefits such as medical, retirement benefit and share option scheme.

AUTHORISED SHARE CAPITAL

The Directors proposes to increase the authorised share capital of the Company from HK$150,000,000 to HK$300,000,000 by the creation of an additional 1,500,000,000 new shares of HK$0.10 each in the capital of the Company so that a sufficient number of unissued shares are available for future purpose.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the Exchange's website in due course.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, April 22, 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Boardroom, Mezzanine Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Monday, May 27, 2002 at 10:00 a.m. for the following purposes: –

1. To receive and consider the audited financial statements, the report of the directors and the report of auditors for the year ended December 31, 2001.
2. To declare a final dividend.
3. To re-elect directors and to fix the remuneration of directors.
4. To re-appoint auditors and to authorize the directors to fix their remuneration.

By Order of the Board
LEE Ka Sze, Carmelo
Secretary

Hong Kong, April 22, 2002.

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be lodged with the registered office of the Company at Rooms 2802-2806, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
3. The register of members will be closed from Tuesday, May 21, 2002, to Monday, May 27, 2002, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar and transfer office, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, May 17, 2002.

	Directors expect the annual transaction amount may exceed the higher of HK$10,000,000 or 3% of the net tangible asset value of the Group and whose details are set out in paragraph (C) under the section headed "Ongoing Connected Transactions" in this announcement
"Ongoing Connected Transactions"	the connected transactions (including the Non-exempted Ongoing Connected Transaction), as described in paragraph headed "Ongoing Connected Transactions" in this announcement, which will constitute connected transactions to the Company and are subject to disclosure/independent shareholders' approval under the Listing Rules
"Ouyi"	Shijiazhuang Pharmaceutical Group Ouyi Pharmaceutical Company Limited (石家庄製藥集團歐意藥業有限公司), a limited liability company established in the PRC, whose entire issued share capital is beneficially wholly-owned by SPG
"PRC"	The People's Republic of China, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan
"PRC Co"	a limited liability company to be established in the PRC, whose principal assets will be the Preparation Production Lines, the Bulk Production Property Interests and general working capital of RMB10,963,408, which will be owned as to about 97% and 3% by SPG and Ouyi respectively before Completion and will become a wholly-owned subsidiary of the Company after Completion
"Preparation Production Lines"	the production lines (including production facilities and certain relevant property interests (i.e., land use rights and factory buildings where the production lines are located)) principally for the manufacture of pharmaceutical preparation products, such as penicillin, amoxicillin, cefazolin and cefoperazone products
"Second Pharmaceutical"	Shijiazhuang Municipal Second Pharmaceutical Factory (石家庄市第二製藥廠), a limited liability company established in the PRC, which is an associate of SPG and hence a connected person to the Company pursuant to the Listing Rules
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	the shareholder(s) of the Company
"SPG"	Shijiazhuang Pharmaceutical Group Company Limited (石家庄製藥集團有限公司), a limited liability company established in the PRC and the controlling shareholder of the Company
"SPG Group"	SPG together with its subsidiaries excluding the Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Termination Agreement"	the agreement dated 22nd April, 2002 entered into between Zhongkang and HPF in connection with the termination of the Existing Lease Agreement upon Completion
"Vigers"	Vigers Hong Kong Limited, a firm of independent land, building, plant and machinery valuers
"Zhongkang"	Hebei Zhongkang Pharmaceutical Company Limited (河北中抗製藥有限公司), a limited liability company established in the PRC and a subsidiary of the Company which is effectively owned as to 99% by the Company and 1% by SPG
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"sq.m."	square metre
"%"	per cent.

Note: For information purpose only, the translation of RMB to HK$ in this announcement is based at the rate of RMB1.06 to HK$1.00.

By order of the Board
CAI Dong Chen
Chairman

Hong Kong, 22nd April, 2002